    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 11, 1998.
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                  ------------
                      PRAECIS PHARMACEUTICALS INCORPORATED
             (Exact name of registrant as specified in its charter)

            DELAWARE                            2834                           04-3200305
(State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 incorporation or organization)     Classification Code Number)           Identification No.)

                                  ------------

                              ONE HAMPSHIRE STREET
                      CAMBRIDGE, MASSACHUSETTS 02139-1572
                                 (617) 494-8400
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                                ---------------

                            MALCOLM L. GEFTER, PH.D.
                             CHAIRMAN OF THE BOARD,
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                              ONE HAMPSHIRE STREET
                      CAMBRIDGE, MASSACHUSETTS 02139-1572
                                 (617) 494-8400
                      (Name, address, including zip code,
        and telephone number, including area code, of agent for service)

                                    COPY TO:

                KENT A. COIT, ESQ.                                LESLIE E. DAVIS, ESQ.
     SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                TESTA, HURWITZ & THIBEAULT, LLP
                ONE BEACON STREET                           HIGH STREET TOWER, 125 HIGH STREET
           BOSTON, MASSACHUSETTS 02108                         BOSTON, MASSACHUSETTS 02110
                  (617) 573-4800                                      (617) 248-7000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                                  ------------

                        CALCULATION OF REGISTRATION FEE

                                                          AMOUNT         PROPOSED MAXIMUM    PROPOSED MAXIMUM
               TITLE OF EACH CLASS                        TO BE           OFFERING PRICE        AGGREGATE           AMOUNT OF
          OF SECURITIES TO BE REGISTERED              REGISTERED(1)        PER SHARE(2)     OFFERING PRICE(2)    REGISTRATION FEE
Common Stock, par value $.01 per share............      4,025,000             $16.00           $64,400,000           $18,998

(1) Includes 525,000 shares which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
                                ---------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                           SUBJECT TO COMPLETION

                                                                 AUGUST 11, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                3,500,000 Shares

                                     [LOGO]

                                  Common Stock

                                  ------------

    All of the 3,500,000 shares of Common Stock offered hereby are being sold by PRAECIS-TM- PHARMACEUTICALS INCORPORATED ("PRAECIS" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is presently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for the factors to be considered in determining the initial public offering price. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "PRCS."

                              -------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                               -----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                    PRICE                  UNDERWRITING                PROCEEDS
                                                      TO                  DISCOUNTS AND                   TO
                                                    PUBLIC                 COMMISSIONS                COMPANY(1)
Per Share................................             $                         $                         $
Total(2).................................             $                         $                         $

(1) Before deducting expenses of the offering estimated at $750,000, payable by the Company.

(2) The Company has granted the Underwriters a 30-day option to purchase up to 525,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $         , $         and
    $         , respectively. See "Underwriting."

                              -------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made through the facilities of the Depository Trust Company in New York, New York, on or about
           , 1998 against payment therefor in immediately available funds.

BT ALEX. BROWN                             NATIONSBANC MONTGOMERY SECURITIES LLC

                 THE DATE OF THIS PROSPECTUS IS          , 1998

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and, with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description thereof, and each such statement is qualified in all respects by such reference.

    The Registration Statement and the exhibits and schedules thereto may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Additionally, the Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at (http://www.sec.gov). Upon consummation of this offering, the Company will become subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will be required to file periodic reports and other information with the Commission.

                                  ------------

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  ------------

    PRAECIS-TM-, MASTRscreen-TM- and Rel-Ease-TM- are trademarks of the Company. Tradenames and trademarks of other companies appearing in this Prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

                                  THE COMPANY

    PRAECIS is engaged in the development of peptide-based therapeutics for the treatment of human diseases. The Company's lead program is the development of abarelix, a synthetically modified peptide, for the treatment of diseases exacerbated by testosterone or estrogen. Abarelix-depot-M, a sustained delivery depot formulation of abarelix, is entering Phase III clinical trials for the treatment of hormonally responsive prostate cancer. PRAECIS has entered into strategic alliances with each of Roche Products Inc. and Synthelabo for the further development and commercialization of abarelix products.

    Prostate cancer is one of the most commonly diagnosed human cancers. According to the American Cancer Society, approximately 209,900 new diagnoses of, and 41,800 deaths from, prostate cancer occurred in the United States in 1997. Based on worldwide IMS data, approximately $2.0 billion of prescriptions were written in 1997 for the currently available hormonal therapies for the treatment of hormonally responsive prostate cancer. These therapeutics reduce testosterone to castrate levels, and are delivered by injection as a sustained delivery depot formulation. However, these therapies result in testosterone reduction only after causing an initial "surge" in testosterone levels. This surge may result in stimulation of cancer growth and a temporary exacerbation of the disease, known as a clinical "flare". Although many physicians prescribe a supplemental therapy to mitigate the flare, this supplemental therapy may be only partially effective, has significant side effects and is not reimbursed by government sources. Based on interim results of the Company's ongoing Phase I/II clinical trial, abarelix-depot-M has been shown to reduce testosterone levels immediately, without a testosterone surge and without the need for supplemental therapy.

    Interim results from the Company's ongoing Phase I/II clinical trial indicate that of those patients who received abarelix-depot-M, more than 75% achieved castrate testosterone levels within one week after administration, and more than 90% achieved such levels within four weeks. These interim results also indicate that castrate testosterone levels can be maintained by administration of abarelix-depot-M once every four weeks. By contrast, patients receiving currently available hormonal therapies in this trial experienced an initial surge of testosterone levels and did not consistently reach castrate testosterone levels until three to four weeks after administration. The Company is commencing multi-center pivotal Phase III clinical trials of abarelix-depot-M randomized against currently available hormonal therapies. The Company believes that abarelix may also have application as a therapeutic for endometriosis, benign prostatic hyperplasia, breast cancer, and other diseases where reduction of testosterone or estrogen is an accepted goal of therapy.

    PRAECIS was founded on the premise that by taking advantage of the structural properties of peptides, and by overcoming certain limitations of peptide-based therapeutics, the Company could successfully develop commercially viable drugs that address significant clinical needs. The Company has demonstrated success in developing technologies to overcome several critical pharmacological and technical hurdles associated with specific peptide compounds. Examples of such technologies include Rel-Ease-TM-, the Company's proprietary sustained delivery depot system for abarelix; MASTRscreen-TM-, a high-throughput screening assay used to identify and evaluate abarelix; and beta-amyloid assays used for the screening and optimization of the Company's pre-clinical Alzheimer's Disease compound. In addition, the Company has developed a proprietary peptide-based combinatorial chemistry system called LEAP, which the Company expects will enhance the identification and optimization of future lead compounds.

    The Company's primary objective is to use its technology-development skills and clinical expertise to rapidly develop and commercialize peptide-based drugs that address significant clinical needs. The Company's strategy is to: (i) pursue approval of abarelix-depot-M; (ii) seek approval of abarelix for additional indications; (iii) selectively develop proprietary technologies to further drug candidate development; (iv) pursue strategic collaborations to leverage development and commercialization capabilities; (v) focus its drug discovery efforts on diseases with substantial market opportunities; and (vi) acquire complementary technologies and products.

    The Company was incorporated in Delaware in July 1993. The Company's headquarters and primary research facilities are located at One Hampshire Street, Cambridge, Massachusetts 02139, and its telephone number is (617) 494-8400.

                                  THE OFFERING

Common Stock offered by the Company...........  3,500,000 shares

Common Stock outstanding after the offering...  19,249,309 shares(1)

Use of proceeds...............................  For the purchase of raw materials and equipment to be used in the production of
                                                abarelix, clinical trials, preclinical
                                                testing and other research and development
                                                activities, acquisition of technologies,
                                                working capital and other general corporate
                                                purposes. See "Use of Proceeds."

Proposed Nasdaq National Market symbol........  PRCS

------------

(1) Based on shares outstanding as of July 31, 1998. Includes an aggregate of 12,819,243 shares of Common Stock to be issued upon conversion of all outstanding shares of Preferred Stock upon the closing of this offering. Excludes, as of July 31, 1998, (i) 3,316,242 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $3.50 per share and 818,254 shares of Common Stock which are reserved for future grant under the Company's Amended and Restated 1995 Stock Plan, as amended (the "Plan"), (ii) 55,955 shares of Common Stock issuable upon exercise of outstanding warrants issued to Comdisco, Inc. (the "Comdisco Warrants") at an exercise price of $2.69 per share and (iii) 202,223 shares of Common Stock issuable upon exercise of an outstanding warrant held by Sylamerica, Inc. (the "Sylamerica Warrant") at an exercise price of $25.76 per share. Also excludes 60,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan (the "Stock Purchase Plan," and together with the Plan, the "Plans"). See "Capitalization," "Management -- Incentive Plans," "Description of Capital Stock -- Warrants" and Note 6 of Notes to Financial Statements.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   PERIOD FROM                                                  SIX MONTHS ENDED
                                                  JULY 16, 1993
                                                 (INCEPTION) TO            YEAR ENDED DECEMBER 31,                  JUNE 30,
                                                  DECEMBER 31,    ------------------------------------------  --------------------
                                                      1993          1994       1995       1996       1997       1997       1998
                                                 ---------------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
  Revenue:
    Strategic alliances........................     $      --     $      --  $      --  $      --  $  18,118  $   4,750  $  19,373
    Contract services..........................            --            --         --        876      2,615      1,279      1,675
                                                      -------     ---------  ---------  ---------  ---------  ---------  ---------
      Total revenue............................            --            --         --        876     20,733      6,029     21,048
  Costs and expenses:
    Research and development...................           152         1,795      3,687      7,947     15,013      6,265     15,854
    General and administrative.................            --           955      1,609      2,120      3,780      1,516      1,415
                                                      -------     ---------  ---------  ---------  ---------  ---------  ---------
  Operating income (loss)......................          (152)       (2,750)    (5,296)    (9,191)     1,940     (1,752)     3,779
  Net income (loss)............................     $    (147)    $  (2,411) $  (5,099) $  (8,564) $   3,204  $  (1,295) $   5,056
  Net income (loss) per share(1):
      Basic....................................     $   (0.11)    $   (1.54) $   (3.19) $   (5.25) $    1.44  $   (0.68) $    1.80
      Diluted..................................         (0.11)        (1.54)     (3.19)     (5.25)      0.23      (0.68)      0.31
  Weighted average number of common shares(1):
      Basic....................................         1,349         1,564      1,599      1,631      2,220      1,914      2,806
      Diluted..................................         1,349         1,564      1,599      1,631     13,999      1,914     16,070

                                                                                     JUNE 30, 1998
                                                                     ---------------------------------------------
                                                                                                     PRO FORMA
                                                                      ACTUAL(2)   PRO FORMA(3)   AS ADJUSTED(3)(4)
                                                                     -----------  -------------  -----------------
BALANCE SHEET DATA:
  Cash and cash equivalents........................................   $  82,150     $  82,150        $ 130,225
  Total assets.....................................................      89,880        89,880          137,955
  Accumulated deficit..............................................      (7,961)       (7,961)          (7,961)
  Total stockholders' equity.......................................      80,725        80,725          128,800

------------

(1) See Note 2 of Notes to Financial Statements for an explanation of the method for determining the number of shares used to compute net income (loss) per share amounts. Basic net income (loss) per share and basic weighted average number of common shares do not give effect to the conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this offering.

(2) Does not give effect to the automatic conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this offering.

(3) Gives effect to the automatic conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this offering.

(4) Adjusted to reflect the sale of 3,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $15.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

    EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS (I) REFLECTS A FIVE-FOR-FOUR STOCK SPLIT OF THE COMMON STOCK TO BE EFFECTED PRIOR TO THE EFFECTIVENESS OF THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART (THE "STOCK SPLIT"), (II) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND (III) GIVES EFFECT TO (A) THE CONVERSION OF ALL OUTSTANDING SHARES OF PREFERRED STOCK INTO COMMON STOCK UPON THE CLOSING OF THIS OFFERING AND (B) THE ADJUSTMENT OF THE COMDISCO WARRANTS PURSUANT TO THE TERMS THEREOF SUCH THAT IMMEDIATELY UPON THE CLOSING OF THIS OFFERING, THE COMDISCO WARRANTS SHALL BE EXERCISABLE FOR 55,955 SHARES OF COMMON STOCK INSTEAD OF FOR PREFERRED STOCK, SUBJECT TO FURTHER ADJUSTMENT IN ACCORDANCE WITH THE TERMS THEREOF.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS. REALIZATION OF ANY OF THESE RISK FACTORS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

    The Company had annual net operating losses since its inception in 1993 through December 1996. At December 31, 1997 and June 30, 1998, the Company's accumulated deficit was approximately $13.0 million and $8.0 million, respectively. The Company expects to incur substantial additional and increasing operating expenses over the next several years whether or not it has revenues. The Company may not be profitable in future quarters or years. The Company expects its quarterly and annual results to fluctuate, depending on factors such as the receipt of payments from corporate collaborators and the commercial introduction of its products. All of the Company's potential products are in the research or development stage, and no product sales have occurred. The Company may not succeed in developing and marketing any product. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTIES RELATED TO CLINICAL TRIALS

    To gain regulatory approval for the commercial sale of any potential therapeutic product, the Company must show safety and efficacy data for the potential product. If the product is intended to treat a chronic disease, such as cancer, or Alzheimer's Disease, the data must be gathered over an extended period of time. Abarelix-depot-M is currently undergoing a Phase I/II clinical trial for hormonally responsive prostate cancer and the Company is commencing Phase III clinical trials. The Company may not be successful in obtaining the data necessary for regulatory marketing approval. There are many clinical trial risks. Promising results in early trials may not be repeated in later trials. Patients studied in clinical trials often have advanced disease and may die or suffer other adverse medical events not related to the drug being studied. These events may affect the statistical analysis of the drug's safety and efficacy. The Company has focused its drug discovery programs principally on the treatment of prostate cancer and Alzheimer's Disease. Patients with either of these diseases have a high risk of death or age-related disease. The Company must show that its depot formulation for sustained drug delivery of abarelix, in addition to abarelix itself, is safe and efficacious. The Company has not completed clinical testing of this depot formulation, and it is subject to similar risks as abarelix. The Company is aware that other companies have achieved effective results with liquid formulations of drugs with the same mechanism of action as abarelix, but believes they have not yet developed adequate sustained delivery formulations. None has received United States Food and Drug Administration ("FDA") marketing approval. Finally, delay or termination of the Company's clinical trials may occur. Many factors can cause delay or termination, including slow patient enrollment, lack of sufficient supplies of drug, adverse medical events or side effects in treated patients and real or perceived lack of effectiveness of the drug being tested. Except as otherwise indicated herein, the results described herein of the Company's clinical trials are based upon interim data or preliminary analyses of data. No assurance can be given that the Company's clinical results from ongoing or future clinical trials, or that the final analyses of data from completed, ongoing or future clinical trials, will be consistent with the results and analyses to date as described herein. See "Business -- Abarelix Program -- Abarelix-Depot-M/Abarelix-L" and "-- Government Regulation; No Assurance of Regulatory Approvals."

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVALS

    The Company's research, preclinical testing and clinical trials of potential products, and the manufacturing, distribution, advertising and marketing of such products are subject to extensive and rigorous regulation by numerous government authorities in the United States and in other countries. The process of obtaining and maintaining required regulatory approval is expensive, uncertain and takes several years. Regulatory authorities have substantial discretion and may not agree that the Company or its collaborators have demonstrated the safety and efficacy of potential products or have satisfied manufacturing or other regulatory requirements. Regulatory authorities may also delay or terminate clinical trials and mandate product recalls. See "Business -- Government Regulation."

LIMITED CLINICAL TESTING AND REGULATORY COMPLIANCE RESOURCES AND EXPERIENCE

    The Company has limited clinical testing and regulatory compliance resources and experience. The Company will need to hire additional personnel skilled in clinical testing and regulatory compliance, but the Company may not be successful in doing so. The Company intends to rely on third parties to conduct a significant portion of its clinical activities, but may not succeed in entering into contracts on acceptable terms or on a timely basis. The third parties may not successfully carry out their contractual duties. See "Business -- Government Regulation."

TECHNOLOGICAL UNCERTAINTY

    The Company's lead product candidates consist of a Gonadotropin Hormone Releasing Hormone ("GnRH") (also known as Luteinizing Hormone Releasing Hormone) antagonist, abarelix, for the treatment of prostate cancer and endometriosis and a beta-amyloid aggregation inhibitor for the treatment of Alzheimer's Disease. To the Company's knowledge, no Company has obtained marketing approval for a GnRH antagonist or a beta-amyloid aggregation inhibitor. The theory that beta-amyloid aggregation leads to the development of Alzheimer's Disease and, consequently, that inhibiting beta-amyloid aggregation would prevent, delay the progression of or treat the disease could be incorrect. In addition, the Company's beta-amyloid aggregation inhibitor may not cross the blood-brain barrier in humans in sufficient quantity for therapeutic efficacy. The delivery mechanism for the Company's beta-amyloid aggregation inhibitor has yet to be determined. The Company has not used any of its proprietary drug discovery technologies in the development of any approved drug. The Company may not be successful in solving technological problems including those related to finding new lead compounds and appropriate delivery systems.

DEPENDENCE ON MARKET ACCEPTANCE

    Even if Company products are approved for marketing, they may not be commercially successful. A number of factors may affect the rate and overall market acceptance of any potential product of the Company, including the rate of adoption by health care practitioners, the rate of acceptance by the target population, the timing of market entry relative to competitive products, the availability and price of alternative products, the means and frequency of administration, the availability of third-party reimbursement, the extent of marketing efforts and side effects and unfavorable publicity concerning the products or any similar product. Unlike currently available hormonal therapies for the treatment of hormonally responsive prostate cancer which require an injection once every four weeks, abarelix-depot-M, the Company's drug candidate for such cancer, requires an injection on day one, day fifteen, day twenty-nine and once every twenty-eight days thereafter, which physicians, patients and payors could find less acceptable than competitive products. See "Business -- Competition."

INTENSE COMPETITION

    The Company competes for funding, access to new technology, research personnel and in product development, with companies with greater financial resources and more drug development, manufacturing and marketing experience. The Company's corporate collaborators, with only limited restrictions, are free to develop products that compete with products the Company develops. The Company expects that all of its products under development will compete with existing or future drugs.

    The FDA has approved two hormonal therapies, known as "superagonists", for the treatment of hormonally responsive prostate cancer in the United States. Of the two, the active component in one is already off-patent and the other will come off-patent in April 1999. It is possible that additional companies could introduce competing formulations of these off-patent superagonists. Under certain circumstances, competitors might be eligible to obtain FDA marketing approval without extensive clinical trials under the abbreviated new drug application ("ANDA") approval process for generic drugs. Two additional superagonists are available in Europe. The Company is aware of three additional compounds in clinical trials and others in preclinical development for hormonally responsive prostate cancer with the same mechanism of action as abarelix.

    To date, the only compounds approved by the FDA for the treatment of Alzheimer's Disease are acetylcholinesterase inhibitors, which aim to improve a patient's cognition and daily living function by boosting the level of acetylcholine in the brain. The Company is aware of efforts by many companies to develop therapies for Alzheimer's Disease, including many seeking to affect beta-amyloid. The Company and its products may not compete successfully. See "Business -- Competition."

RISK OF TECHNOLOGICAL OBSOLESCENCE

    Research, discoveries and commercial developments by others may render any or all the Company's drug discovery technologies, specific programs and potential products obsolete. Alternative approaches to the treatment of disease may also make any products the Company develops noncompetitive. See "Business -- Competition."

DEPENDENCE ON STRATEGIC PARTNERS; CONFLICT OF INTEREST

    The Company depends on its corporate collaborators to provide substantial financial support for the development of its potential products, and to market, distribute and sell such products. However, the Company cannot control the amount and timing of resources that its corporate collaborators devote to their obligations. Corporate collaborators may also terminate their agreements with the Company prior to the commercialization of any product. For instance, Roche Products, Inc. ("Roche") is entitled to terminate its agreement with the Company in any country upon 180 days' prior notice if it has not previously sold a commercial quantity of abarelix products in the given country. Synthelabo is entitled to terminate its agreement with the Company under various circumstances, including the occurrence of certain material adverse events relating to the commercial prospects or patentability of abarelix products. If a collaborator terminates its agreement or fails to perform its obligations effectively and on time, the development or commercialization of the potential product or research program may be delayed. The Company may need either to devote unforeseen additional resources to development and commercialization or to terminate the programs. Disputes may arise in the future with respect to the ownership of rights to any technology developed during the collaborations or with respect to other matters. Disagreements could lead to delays in the research, development or commercialization of products. The Company's collaborators may compete with the Company. See "Business -- Strategic Alliances."

UNCERTAINTIES ASSOCIATED WITH PATENTS AND PROPRIETARY TECHNOLOGY

    Proprietary rights relating to the Company's potential products and technology will be protected from unauthorized use by third parties only if (i) they are covered by valid and enforceable patents in the United States and other countries or are maintained as trade secrets and (ii) the Company successfully enforces its rights. To date, the Company holds only one issued patent. The Company cannot guarantee that other patents will issue from its or its licensors' applications or that its patents will effectively cover its products.

    The Company relies on trade secrets to protect part of its technology. Third parties may independently develop similar technology and would be free to use it. Confidentiality arrangements to which the Company is a party may not be effective in protecting the Company's confidential information or trade secrets.

    The Company is aware of U.S. patents owned by third parties which could potentially be construed to cover certain of the Company's activities involving the use of phage display and its activities relating to the use of hormonal therapy in conjunction with prostate cancer surgery. There can be no assurance that: (i) an owner or licensee of these patents will not threaten or file an infringement action claiming that the Company's activities infringe or encourage others to infringe such patents, request an injunction against the Company's activities or file a validity action or that the Company would prevail in any such action; (ii) that the cost of defending an action would not be substantial;
(iii) that any required licenses would be available on commercially viable terms, if at all; or (iv) that absent a license, the Company would be able to continue its current activities relating to phage display or hormonal therapy in conjunction with prostate cancer surgery.

    The patent position of biotechnology and pharmaceutical firms is often highly uncertain and usually involves complex legal and factual questions. The Company cannot be certain that it or its licensors were the first to make the inventions covered by applicable pending patent applications or that it or its licensors were the first to file patent applications for such inventions. The Company could infringe, or others could claim that it is infringing, upon the patent or other proprietary intellectual property rights of third parties. The Company could incur substantial costs in defending against claims of infringement or enforcing its rights against others. The outcome of any litigation could be adverse to the Company. The Company may not be successful in obtaining licenses to third-party rights needed to avoid infringement. In addition, failure to obtain patents or licenses could result in the Company's corporate collaborators terminating their agreements with the Company. Synthelabo has a right to terminate its License Agreement dated May 13, 1997, as amended by a letter dated July 31, 1997 (the "Synthelabo Agreement"), with the Company if it reasonably determines that it is not reasonably likely that European patents will be issued with respect to abarelix or Rel-Ease. See "Business -- Strategic Alliances -- Synthelabo."

    The Company licenses some of the technology it uses from third parties. For example, Indiana University Foundation ("IUF") owns, and PRAECIS has licensed from IUF on a worldwide exclusive basis, the rights to abarelix. In addition, PRAECIS licenses certain phage display technology from other companies and institutions. Termination of these licenses could terminate or delay certain of the Company's development programs. In addition, the Company may not succeed in obtaining other licenses it deems necessary. See "Business -- Patents and Proprietary Rights."

UNCERTAINTY OF PHARMACEUTICAL PRICING AND REIMBURSEMENT

    Successful commercialization of the Company's products will depend in part on the extent to which government health administration authorities, private health insurers and other third-party payors agree to pay for the products. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third-party payors are increasingly challenging the prices of pharmaceuticals. The Company's potential products may not receive approval for reimbursement. Reimbursement rates could create price pressure, especially if generic GnRH products are introduced.

RELIANCE ON THIRD-PARTY MANUFACTURING; NO MANUFACTURING CAPACITY

    The Company currently has short-term and long-term arrangements with third-party manufacturers for the manufacture of abarelix products. The Company anticipates that it will continue for a significant period of time to be dependent on contract manufacturers to produce abarelix products and any other potential product. If the Company does not have satisfactory long-term supply agreements, it may not be able to develop or commercialize potential products as planned. The manufacture of the Company's potential products will be subject to current good manufacturing practices ("cGMP") regulations prescribed by the FDA and similar foreign standards. Third-party manufacturers might not comply with cGMP. Changes in manufacturers could require new product testing and facility compliance inspections. Any of these factors could cause delay in clinical trials and commercialization and higher costs. The Company does not have the resources, cGMP systems or experience to manufacture potential products itself. Failure of the Company to meet its manufacturing and supply obligations under the Synthelabo Agreement or under the supply agreement to be negotiated with Roche Products Inc. ("Roche") could result in Synthelabo or Roche obtaining manufacturing rights and the Company absorbing some or all of their costs. The manufacturing processes for abarelix products and the Company's other planned products have not been tested in quantities needed for commercial sales. Delays in formulation and scale-up to commercial quantities could result in delays in clinical trials, regulatory submissions and commercialization. See "Business -- Manufacturing."

UNCERTAINTIES RELATED TO MARKETING AND SALES

    The Company has no experience in marketing or selling pharmaceutical products, has a limited marketing and sales staff and will be substantially dependent on its corporate collaborators for the marketing, distribution and sale of its products. The Company might not succeed in developing an efficient sales and marketing organization to market its own products. See "Business -- Strategic Alliances" and "-- Marketing and Sales."

NEED FOR ADDITIONAL FUNDING; UNCERTAINTY OF ACCESS TO CAPITAL

    The Company will require substantial funding in addition to the proceeds of this offering to continue its research and drug development programs, including preclinical testing and clinical trials of its drug candidates, for operating expenses, for the pursuit of regulatory approvals for its drug candidates, and for securing or developing manufacturing and marketing capabilities. The Company does not know how much additional funding it may require. The Company may seek additional funding through public or private financing and through additional collaborative agreements. Additional funds may not be available on acceptable terms or at all. Insufficient funds would require the delay, scale-back or elimination of research and drug development programs or the disposition of product rights. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE UPON QUALIFIED PERSONNEL

    The Company depends in significant part upon the continued service of key scientific, technical and managerial personnel and upon the Company's continuing ability to attract, retain and motivate highly-qualified scientific, technical and managerial personnel. Competition for such personnel is intense. The Company could fail to attract, assimilate or retain the necessary scientific, technical and managerial personnel in the future. See "Management -- Officers and Directors."

POTENTIAL PRODUCT LIABILITY; UNCERTAINTIES RELATED TO INSURANCE

    The use of any of the Company's potential products in clinical trials and their sale and commercial use may expose the Company to product liability litigation and drug recalls. The Company has only limited product liability insurance coverage for its clinical trials. The Company cannot be sure it will be able to obtain commercially reasonable product liability insurance for any product approved for marketing. Insurance may not be adequate to protect the Company from the adverse consequences of product liability suits or product recalls. See "Business -- Product Liability Insurance."

CURRENCY EXCHANGE FLUCTUATIONS

    Payments to the Company by Synthelabo for its contributions to core development costs and other future payments pursuant to the Synthelabo Agreement (as defined herein) will be made in French francs. Future currency exchange fluctuations which increase the relative value of the dollar compared to the franc could result in a decrease in the value of payments received from Synthelabo. See "Business -- Strategic Alliances -- Synthelabo."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK

    Prior to this offering, there has been no public market for the Common Stock. A regular trading market may not develop and continue after this offering or the market price of the Common Stock could decline below the initial public offering price. The initial public offering price will be determined through negotiations between the Company and the Underwriters and may not be indicative of the market price of the Common Stock after this offering. See "Underwriting."

CONCENTRATION OF OWNERSHIP

    As of July 31, 1998, directors, executive officers and stockholders of the Company affiliated with members of the Board of Directors of the Company (the "Board of Directors") beneficially own over 57.1% of the outstanding Common Stock, including options held by such persons that are currently exercisable or exercisable within 60 days of July 31, 1998, and will beneficially own approximately 46.8% of the outstanding Common Stock upon completion of this offering. These stockholders effectively will be able to control the election of the entire Board of Directors and other corporate actions submitted to stockholders for approval, including the sale of the Company. See "Principal Stockholders."

VOLATILITY OF COMMON STOCK PRICE

    The market prices for securities of biotechnology and pharmaceutical companies historically have been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new therapeutic products by the Company or others, clinical trial results, developments concerning strategic alliance agreements, government regulation, developments in patent or other proprietary rights, public concern as to the safety of products developed by the Company or others, future sales of substantial amounts of Common Stock by existing stockholders, comments by securities analysts and general market conditions could have an adverse effect on the market price of the Common Stock.

POTENTIAL ADVERSE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

    Sales of a substantial number of shares of Common Stock in the public market, or the threat that substantial sales might occur, could cause the market price of the Common Stock to decrease. These factors could also make it difficult for the Company to raise capital by selling stock or pay for acquisitions using stock. There will be 19,249,309 shares of Common Stock
outstanding immediately after this offering and [         ] shares subject to
options exercisable within 180 days from the date appearing on the final
prospectus relating to this offering. Of the aggregate [         ] shares: (i)
3,500,000 shares will be freely tradeable immediately after this offering if not held by affiliates of the Company, as defined in Rule 144 of the Securities Act
("Rule 144") ; (ii) [         ] shares will be freely tradeable beginning on the
91st day after the date of this Prospectus; and (iii) [         ] shares are
subject to 180-day lock-up agreements. BT Alex. Brown Incorporated may release any or all shares subject to lock-up agreements at any time without notice. Upon
expiration of the lock-up period, [         ] shares will become freely
tradeable, and [         ] shares will be subject to the trading restrictions of
Rule 144.

    After the 180-day lock-up period expires, the Company expects to file a registration statement covering shares of Common Stock issuable upon exercise of options granted pursuant to the Plan and shares of Common Stock issuable pursuant to the Stock Purchase Plan. The Company may issue additional shares to employees, in connection with corporate alliances and acquisitions and to raise capital. Holders of 15,139,544 shares have registration rights. As a result of these factors, sales of a substantial number of shares of Common Stock in the public market could occur at any time. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER, BY-LAW AND OTHER PROVISIONS

    Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws, each to be effective immediately after the closing of this offering, and the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, could have the effect of delaying or preventing an acquisition of the Company or a change in the Company's management, even if an acquisition or such changes would be beneficial to stockholders. These factors could also reduce the price that certain investors might be willing to pay for shares of the Common Stock and result in the market price being lower than it would be without these provisions. See "Description of Capital Stock."

DILUTION

    Investors purchasing shares of Common Stock in this offering will incur immediate and substantial dilution. Based on the net tangible book value of the Common Stock as of June 30, 1998, dilution in net tangible book value to investors purchasing shares of Common Stock in this offering would be $8.31 per share (assuming an initial public offering price of $15.00 per share). In addition, investors purchasing shares of Common Stock in this offering may incur additional dilution to the extent outstanding options, the Comdisco Warrants or the Sylamerica Warrant are exercised or additional shares of capital stock of the Company are issued. See "Dilution."

ABSENCE OF DIVIDENDS

    The Company has never declared nor paid cash dividends on any of its capital stock. The Company currently intends to retain its earnings for future growth and therefore does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

POTENTIAL ADVERSE EFFECTS OF YEAR 2000 PROBLEM

    It is possible that the Company's currently installed computer systems, software products or other business systems, or those of the Company's suppliers or service providers, working either alone or in conjunction with other software or systems, will not accept input of, store, manipulate and output dates for the years 1999, 2000 or thereafter without error or interruption (commonly known as the "Year 2000" problem). The Company does not have a comprehensive or formal Year 2000 plan for its operations. However, during 1998, the Company upgraded its critical data processing systems and believes that such systems will function properly with respect to dates in the years 1999, 2000 and thereafter. Some risks associated with the Year 2000 problem are beyond the ability of the Company to control, including the extent to which the Company's suppliers and service providers can address the Year 2000 problem. The failure by a third party to adequately address the Year 2000 issue could have a material adverse impact on a third party, and could have an adverse impact on the Company. The Company is assessing the possible effects on the Company's operations of the possible failure of the Company's key suppliers and providers, contractors and collaborators to identify and remedy potential Year 2000 problems.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of Common Stock offered hereby, assuming the sale of all 3,500,000 shares offered hereby, are estimated to be approximately $48,075,000 ($55,398,750 if the Underwriters' over-allotment option is exercised in full), based on an assumed initial public offering price of $15.00 per share, after underwriting discounts and commissions and estimated offering expenses payable by the Company.

    Of the net proceeds of this offering, the Company plans to use approximately $38.0 million to purchase raw materials and equipment for the production of abarelix, approximately $10.0 million for the expansion of its laboratory and related facilities, and the remaining net proceeds for clinical trial expenses related to abarelix, other preclinical testing and research and development activities, working capital and other general corporate purposes. The Company may also use a portion of the net proceeds for the acquisition of businesses, products and technologies that are complementary to those of the Company. Although the Company has not identified any specific businesses, products or technologies that it may acquire, nor are there currently any agreements or negotiations with respect to such transactions, the Company evaluates such opportunities from time to time. Pending use in its business, the Company intends to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. Although the Company believes that its cash reserves and other liquid assets, the net proceeds of this offering, funds that may be received pursuant its existing collaboration agreements and interest income earned thereon will be adequate to satisfy its capital and operating requirements for the foreseeable future, there can be no assurance that these funds will be sufficient. Companies in the biotechnology industry generally expend significant capital resources on product research and development and clinical trials. The Company will require substantial additional funds to conduct its operations in the future.

    The amounts and timing of the Company's actual expenditures for the purposes described above will depend upon a number of factors, including the progress of the Company's research and development activities, the scope and results of preclinical testing and clinical trials, the cost, timing and outcomes of regulatory reviews, the rate of technological advances, determinations as to the commercial potential of the Company's products under development, the status of competitive products, defending and enforcing intellectual property rights, the establishment, continuation or termination of third-party manufacturing arrangements, the development of sales and marketing resources or the establishment, continuation or termination of third-party sales and marketing arrangements, the establishment of additional strategic or licensing arrangements with other companies, acquisitions, the availability of other financing and other factors.

                                DIVIDEND POLICY

    The Company has not declared or paid any dividends since its inception and does not intend to pay any dividends in the foreseeable future. The Company currently intends to retain its future earnings to fund the development of its business.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company (i) as of June 30, 1998 (without giving effect to the automatic conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this offering), (ii) on a pro forma basis to give effect to the automatic conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this offering and the effectiveness of the Amended and Restated Certificate of Incorporation, and (iii) on a pro forma as adjusted basis to give effect to the sale by the Company of 3,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, and the application of the estimated net proceeds therefrom.

                                                                      AS OF JUNE 30, 1998
                                                              -----------------------------------
                                                                                       PRO FORMA
                                                               ACTUAL     PRO FORMA   AS ADJUSTED
                                                              ---------  -----------  -----------
                                                                        (IN THOUSANDS)
Long-term debt(1):
  Capital lease obligations, net of current portion.........  $     105   $     105    $     105

Stockholders' equity:
  Preferred Stock-Unallocated, $0.01 par value, 312,700
    shares authorized on an actual basis and 5,000,000
    shares authorized on a pro forma and pro forma as
    adjusted basis; none issued and outstanding on an
    actual, pro forma and pro forma as adjusted basis.......         --          --           --
  Series A, B, C, D and E Convertible Preferred Stock, $0.01
    par value, 3,437,300 shares authorized on an actual
    basis and none authorized on a pro forma and pro forma
    as adjusted basis; 3,417,300 shares issued and
    outstanding on an actual basis and none issued and
    outstanding on a pro forma and pro forma as adjusted
    basis...................................................         35          --           --
  Common Stock, $0.01 par value, 60,000,000 shares
    authorized on an actual basis and 75,000,000 shares
    authorized on a pro forma and pro forma as adjusted
    basis; 2,924,441 shares issued and outstanding on an
    actual basis; 15,743,684 shares issued and outstanding
    on a pro forma basis, and 19,243,684 shares issued and
    outstanding on a pro forma as adjusted basis(2).........         29         157          192
  Additional paid-in capital................................     88,622      88,529      136,569
  Accumulated deficit.......................................     (7,961)     (7,961)      (7,961)
                                                              ---------  -----------  -----------
    Total stockholders' equity..............................     80,725      80,725      128,800
                                                              ---------  -----------  -----------
      Total capitalization..................................  $  80,830   $  80,830    $ 128,905
                                                              ---------  -----------  -----------
                                                              ---------  -----------  -----------

------------

(1) See Note 4 of Notes to Financial Statements.

(2) Excludes at June 30, 1998: (i) 3,286,240 shares of Common Stock issuable upon exercise of outstanding options, at a weighted average exercise price of $3.40 per share, and 853,881 shares of Common Stock which are reserved for future grant under the Plan, (ii) 55,955 shares of Common Stock issuable upon exercise of the Comdisco Warrants, at an exercise price of $2.69 per share, and (iii) 202,223 shares of Common Stock issuable upon exercise of the Sylamerica Warrant, at an exercise price of $25.76 per share. Also excludes 60,000 shares of Common Stock reserved for issuance under the Stock Purchase Plan. See "Management -- Incentive Plans," "Description of Capital Stock -- Warrants" and Note 6 of Notes to Financial Statements.

                                    DILUTION

    The pro forma net tangible book value of the Company as of June 30, 1998 was approximately $80.7 million or $5.13 per share of Common Stock. Pro forma net tangible book value per share of Common Stock represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 3,500,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $15.00 per share) and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1998 would have been $128.8 million, or $6.69 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $1.56 per share to existing stockholders and an immediate dilution of $8.31 per share to investors purchasing Common Stock in the offering as illustrated by the following table:

Assumed initial public offering price per share.............................             $   15.00
  Pro forma net tangible book value per share as of June 30, 1998(1)........  $    5.13
  Increase per share attributable to new investors..........................       1.56
                                                                              ---------
Pro forma net tangible book value per share after the offering..............                  6.69
                                                                                         ---------
Dilution per share to new investors(2)......................................             $    8.31
                                                                                         ---------
                                                                                         ---------

    The following table summarizes, on a pro forma basis as of June 30, 1998, the number of shares of Common Stock purchased from the Company, the total consideration received and the average price per share paid by the existing stockholders, and by the new investors based upon an assumed initial public offering price of $15.00 per share (before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company):

                                                SHARES PURCHASED               TOTAL CONSIDERATION            AVERAGE
                                           --------------------------  ------------------------------------    PRICE
                                              NUMBER        PERCENT          AMOUNT             PERCENT      PER SHARE
                                           -------------  -----------  -------------------  ---------------  ---------
Existing investors(1)....................     15,743,684        81.8%   $      89,192,621           62.9%    $    5.67
New investors............................      3,500,000        18.2           52,500,000           37.1     $   15.00
                                           -------------       -----   -------------------         -----
    Total................................     19,243,684       100.0%   $     141,692,621          100.0%
                                           -------------       -----   -------------------         -----
                                           -------------       -----   -------------------         -----

---------------

(1) Excludes at June 30, 1998: (i) 3,286,240 shares of Common Stock issuable upon the exercise of outstanding options, at a weighted average exercise price of $3.40 per share, and 853,881 shares of Common Stock reserved for future grant under the Plan; (ii) 55,955 shares of Common Stock issuable upon exercise of the Comdisco Warrants, at an exercise price of $2.69 per share; and (iii) 202,223 shares of Common Stock issuable upon exercise of the Sylamerica Warrant, at an exercise price of $25.76 per share. In addition, 60,000 shares of Common Stock are reserved for issuance under the Stock Purchase Plan. To the extent that any of these options and warrants are exercised, or shares are issued, there may be further dilution to new investors.

(2) Dilution is determined by subtracting pro forma net tangible book value per share after giving effect to this offering from the assumed initial public offering price per share. Dilution to new investors will be $8.11 if the Underwriter's over-allotment option is exercised in full.

                            SELECTED FINANCIAL DATA

    The following table presents selected financial data for the Company. The statement of operations data for each of the three years in the period ended December 31, 1997 and the balance sheet data at December 31, 1996 and 1997 are derived from the financial statements of the Company that have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere herein and are qualified by reference to such Financial Statements. The statement of operations data for the period from July 16, 1993 (inception) to December 31, 1993, for the years ended December 31, 1994 and 1995 and the balance sheet data at December 31, 1993, 1994 and 1995 have been derived from audited financial statements which are not included herein. The statement of operations data for the six months ended June 30, 1997 and 1998 and the balance sheet data at June 30, 1998 are derived from unaudited financial statements which are included elsewhere herein. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                           PERIOD FROM
                                          JULY 16, 1993                                                    SIX MONTHS
                                         (INCEPTION) TO            YEAR ENDED DECEMBER 31,               ENDED JUNE 30,
                                          DECEMBER 31,    ------------------------------------------  --------------------
                                              1993          1994       1995       1996       1997       1997       1998
                                         ---------------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenue:
    Strategic alliances................     $      --     $      --  $      --  $      --  $  18,118  $   4,750  $  19,373
    Contract services..................            --            --         --        876      2,615      1,279      1,675
                                         ---------------  ---------  ---------  ---------  ---------  ---------  ---------
      Total revenue....................            --            --         --        876     20,733      6,029     21,048
  Costs and expenses:
    Research and development...........           152         1,795      3,687      7,947     15,013      6,265     15,854
    General and administrative.........            --           955      1,609      2,120      3,780      1,516      1,415
                                         ---------------  ---------  ---------  ---------  ---------  ---------  ---------
      Total operating expenses.........           152         2,750      5,296     10,067     18,793      7,781     17,269
                                         ---------------  ---------  ---------  ---------  ---------  ---------  ---------
  Operating income (loss)..............          (152)       (2,750)    (5,296)    (9,191)     1,940     (1,752)     3,779
  Interest income, net.................             5           339        197        627      1,364        457      1,427
                                         ---------------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before income taxes....          (147)       (2,411)    (5,099)    (8,564)     3,304     (1,295)     5,206
  Provision for income taxes...........            --            --         --         --        100         --        150
                                         ---------------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)....................     $    (147)    $  (2,411) $  (5,099) $  (8,564) $   3,204  $  (1,295) $   5,056
                                         ---------------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss) per share(1):
      Basic............................     $   (0.11)    $   (1.54) $   (3.19) $   (5.25) $    1.44  $   (0.68) $    1.80
      Diluted..........................         (0.11)        (1.54)     (3.19)     (5.25)      0.23      (0.68)      0.31
  Weighted average number of common
    shares(1):
      Basic............................         1,349         1,564      1,599      1,631      2,220      1,914      2,806
      Diluted..........................         1,349         1,564      1,599      1,631     13,999      1,914     16,070

                                                                              DECEMBER 31,
                                                          -----------------------------------------------------   JUNE 30,
                                                            1993       1994       1995       1996       1997        1998
                                                          ---------  ---------  ---------  ---------  ---------  -----------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents, and short-term investments....  $   8,960  $   6,529  $   2,595  $  15,220  $  40,190   $  82,150
  Total assets..........................................      8,968      9,217      5,250     18,213     46,289      89,880
  Capital lease obligations, net of current portion.....         --         --        864        717        249         105
  Accumulated deficit...................................       (147)    (2,558)    (7,657)   (16,221)   (13,017)     (7,961)
  Total stockholders' equity............................      8,968      8,571      3,486     14,761     37,907      80,725

------------

(1) See Note 2 of Notes to Financial Statements for an explanation of the method for determining the number of shares used to compute net income (loss) per share amounts. Basic net income (loss) per share and basic weighted average number of common shares do not give effect to the conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this offering.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    PRAECIS was incorporated in July 1993 as Pharmaceutical Peptides, Inc. and began operations in January 1994. Since its inception, the Company has been engaged in the development of peptide-based therapeutics for the treatment of human diseases. The Company was founded on the premise that by taking advantage of the structural properties of peptides and by overcoming the traditional limitations of peptide-based therapeutics, the Company could successfully develop commercially viable pharmaceuticals that address significant clinical needs. The Company's lead program is the development of abarelix for the treatment of diseases exacerbated by testosterone or estrogen. PRAECIS has entered into strategic alliances with Roche and Synthelabo for the further development and commercialization of abarelix products.

    Since its inception, the Company has had no revenue from product sales. The Company received revenue in the form of milestone payments, cost sharing and contract services from three corporate agreements which enabled the Company to operate profitably during 1997 and for the first six months of 1998. Through June 30, 1998, the Company recognized revenues pursuant to these agreements in the amount of $42.7 million. Subject to certain terms of the Company's corporate agreements, the Company could receive up to an additional $119.4 million in non-refundable milestone payments as well as a percentage of future revenues and reimbursement for certain ongoing development costs. Success of future operations will depend on the Company developing, obtaining regulatory approval for and commercializing its products. See "Business -- Strategic Alliances."

    The Company incurred losses from its inception through June 30, 1997 and had an accumulated deficit of approximately $8.0 million at June 30, 1998. The Company has funded its operations primarily through the net proceeds of various private placements of Common Stock, warrants to purchase Common Stock, and Preferred Stock aggregating $88.5 million and through revenue from corporate agreements. Substantially all of the Company's expenditures to date have been for pharmaceutical development activities and general and administrative expenses.

    In August 1996, the Company entered into a collaboration and license agreement (the "BI Agreement") with Boehringer Ingelheim International GmbH ("BI"), which provided for up to $5.5 million in payments from BI to the Company over approximately two years, consisting of an initial signing payment and additional payments for the screening of BI compounds and reimbursement of personnel and related materials expenses. In May 1997, PRAECIS entered into an agreement with Synthelabo for the development and commercialization of abarelix products in Europe, Latin America, the Middle East and certain African countries (the "Synthelabo Territory"). Under the terms of the Synthelabo Agreement, the Company could receive up to approximately $64.6 million in non-refundable fees and milestone payments, as well as a percentage of future revenues and reimbursement for certain ongoing development costs. In August 1997, PRAECIS entered into an agreement with Roche (the "Roche Agreement" for the development and commercialization of abarelix products in all countries outside the Synthelabo Territory (the "Roche Territory"). Under the terms of the Roche Agreement, the Company could receive up to approximately $85.0 million in non-refundable fees and milestone payments, as well as a percentage of future revenues and reimbursement for certain ongoing development costs.

RESULTS OF OPERATIONS

  SIX MONTHS ENDED JUNE 30, 1998 AND JUNE 30, 1997

    Revenues for the six months ended June 30, 1998 were $21.0 million as compared to revenues of $6.0 million for the six months ended June 30, 1997. Revenues for the six months ended June 30, 1998 included approximately $19.3 million of revenues earned under the Company's strategic alliances and $1.7 million in revenues earned under the BI Agreement. Revenues for the six months ended June 30, 1997 included approximately $4.7 million of revenues earned under the Company's strategic alliances and $1.3 million in revenues earned under the BI Agreement.

    Research and development expenses for the six months ended June 30, 1998 were $15.9 million as compared to $6.3 million for the six months ended June 30, 1997. The increase in expenses was attributable to the expansion of clinical trials relating to abarelix, the hiring of additional research and development personnel and increased expenditures relating to the Alzheimer's Disease and basic Fibroblast Growth Factor programs.

    General and administrative expenses for the six months ended June 30, 1998 were $1.4 million as compared to $1.5 million for the six months ended June 30, 1997. The decrease in expenses was attributable to reduced legal expenses related to collaboration efforts and reduced expenses related to trademark and patent activities.

    Net interest income for the six months ended June 30, 1998 was $1.4 million as compared to $0.5 million for the six months ended June 30, 1997. The increase in interest income was attributable to an increase in the amount of cash available for investing resulting from the net proceeds of the private placement of Series E Preferred Stock (as defined herein) and payments received pursuant to strategic alliances.

    The provision for income taxes for the six months ended June 30, 1998 was approximately $0.2 million compared to zero for the six months ended June 30, 1997. The provision for income taxes for the six months ended June 30, 1998 reflects utilization of net operating loss carryforwards subject to the alternative minimum tax.

  YEARS ENDED DECEMBER 31, 1997 AND 1996

    Revenues for the year ended December 31, 1997 were $20.7 million as compared to $0.9 million for the corresponding period in 1996. The increase in revenue was due to $18.1 million of signing, milestone and cost-sharing payments recognized as revenues pursuant to the Company's strategic alliances and $2.6 million of revenues earned under the BI Agreement.

    Research and development expenses for the year ended December 31, 1997 were $15.0 million as compared to $7.9 million for the corresponding period in 1996. The increase in expenses was attributable primarily to the hiring of additional research and development personnel, costs associated with the development of abarelix and PPI-558 (the Company's lead compound for the treatment of Alzheimer's Disease), increased purchases of research supplies and the increase of clinical trial related expenses associated with abarelix.

    General and administrative expenses for the year ended December 31, 1997 were $3.8 million as compared to $2.1 million for the corresponding period in 1996. The increase in expenses was primarily due to the recruitment and hiring of additional administrative personnel and increased legal and other professional fees associated with collaborative agreements, trademark and patent activities and the expansion of the Company's operations.

    Net interest income for the year ended December 31, 1997 was $1.4 million as compared to $0.6 million for the corresponding period in 1996. The increase resulted from the investment of the net proceeds from the private placement of Series D Preferred Stock (as defined herein), the sale of Common

Stock and Warrants to Sylamerica, Inc., a wholly owned subsidiary of Synthelabo ("Sylamerica") and the funds received pursuant to the Roche Agreement and the Synthelabo Agreement.

    The provision for income taxes for the year ended December 31, 1997 was $0.1 million compared to zero for the year ended December 31, 1996. The provision for income taxes for the year ended December 31, 1997 reflects utilization of net operating loss carryforwards subject to the alternative minimum tax.

  YEARS ENDED DECEMBER 31, 1996 AND 1995

    Revenues for the year ended December 31, 1996 were $0.9 million as compared to zero for the corresponding period in 1995. Revenues resulted from the performance of contract services pursuant to the BI Agreement.

    Research and development expenses for the year ended December 31, 1996 were $7.9 million as compared to $3.7 million for the corresponding period in 1995. The increase in expenses was attributable primarily to the hiring of additional research and development personnel, costs associated with the development of abarelix and PPI-558, increased purchases of research supplies, preclinical expenses associated with the filing of an Initial New Drug application ("IND") for abarelix and the commencement of clinical trials and related expenses associated with abarelix.

    General and administrative expenses for the year ended December 31, 1996 were $2.1 million as compared to $1.6 million for the corresponding period in 1995. The increase in expenses was primarily due to the recruitment and hiring of additional administrative personnel and increased legal and other professional fees associated with the expansion of the Company's operations.

    Net interest income for the year ended December 31, 1996 was $0.6 million as compared to $0.2 million for the corresponding period in 1995. The increase resulted from the investment of the net proceeds from the private placement of Series C Preferred Stock (as defined herein) in April 1996.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has financed its operations since inception principally through various private placements of its Common Stock, warrants to purchase Common Stock, and Preferred Stock, with net proceeds totaling $9.5 million, $0.5 million and $78.5 million, respectively. Additionally, the Company has received approximately $39.1 million of signing and milestone payments, cost reimbursements and contract service payments under the Synthelabo Agreement, Roche Agreement and the BI Agreement and $4.3 million from interest on invested cash balances. As of June 30, 1998, the Company had cash and cash equivalents of $82.2 million and working capital of $77.6 million. In March 1998, the Company entered into an equipment leasing arrangement which allows for borrowings of up to $1.5 million. The Company anticipates that these existing capital resources, together with the net proceeds of this offering, interest income thereon and the continuation of the collaborations with, and associated payments from, Roche and Synthelabo, will enable it to maintain currently planned operations for the foreseeable future.

    For the six months ended June 30, 1998 and the year ended December 31, 1997, net cash of $4.8 million and $7.3 million, respectively, was provided by operating activities principally due to net income and an increase in accounts payable and accrued expenses.

    PRAECIS expects its funding requirements to increase over the next several years as it expands its research and development efforts. The Company's expenditure requirements will depend on numerous factors, including the progress of the Company's research and development activities, the scope and results of preclinical testing and clinical trials, the cost, timing and outcomes of regulatory reviews, the rate of technological advances, determinations as to the commercial potential of the Company's products under development, the status of competitive products, defending and enforcing intellectual property rights, the establishment, continuation or termination of third-party manufacturing arrangements, the development of sales and marketing resources or the establishment, continuation or termination of third-party sales and marketing arrangements, the establishment of additional strategic or licensing arrangements with other companies, acquisitions, the availability of other financing and other factors.

    The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109. Realization of deferred taxes is dependent on future events and earnings, if any, the timing and extent of which are uncertain. At December 31, 1997, the Company's net operating loss carryforwards and research tax credit carryforwards for income tax purposes were approximately $11.1 million and $1.0 million, respectively. These amounts expire at various times through 2011. As a result of ownership changes resulting from sales of equity securities, the Company's ability to use the loss carryforwards may be subject to limitations as defined in Sections 382 and 383 of the Internal Revenue Code of 1986, as amended. The annual limitation and the timing of attaining profitability, if at all, may result in the expiration of net operating loss and tax credit carryforwards before utilization.

    The Company has entered into a License Agreement effective as of October 17, 1996 by and between the Company and IUF, as amended as of June 3, 1998 (the "IUF License Agreement") which provides for future payments to IUF of up to $4.6 million upon achievement of specific milestones as well as a royalty percentage of net sales of licensed products. During 1998, the Company also entered into agreements with UCB-Bioproducts S.A. and Salsbury Chemicals, Inc. for the supply of materials to be used in the production of abarelix. In connection with these supply agreements, the Company entered into binding commitments for approximately $38.3 million for raw materials and equipment.

RECENT ACCOUNTING PRONOUNCEMENTS

    In 1998, the Company adopted SFAS No. 130, REPORTING COMPREHENSIVE INCOME, and SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which did not have any impact on the Company's financial statements.

IMPACT OF YEAR 2000

    It is possible that the Company's currently installed computer systems, software products or other business systems, or those of the Company's suppliers or service providers, working either alone or in conjunction with other software or systems, will not accept input of, store, manipulate and output dates for the years 1999, 2000 or thereafter without error or interruption (commonly known as the "Year 2000" problem). The Company does not have a comprehensive or formal Year 2000 plan for its operations. However, during 1998, the Company upgraded its critical data processing systems and believes that such systems will function properly with respect to dates in the years 1999, 2000 and thereafter. Some risks associated with the Year 2000 problem are beyond the ability of the Company to control, including the extent to which the Company's suppliers and service providers can address the Year 2000 problem. The failure by a third party to adequately address the Year 2000 issue could have a material adverse impact on a third party, and could have an adverse impact on the Company. The Company is assessing the possible effects on the Company's operations of the possible failure of the Company's key suppliers and providers, contractors and collaborators to identify and remedy potential Year 2000 problems.

                                    BUSINESS

    THE FOLLOWING BUSINESS SECTION CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    PRAECIS is engaged in the development of peptide-based therapeutics for the treatment of human diseases. The Company's lead program is the development of abarelix, a synthetically modified peptide, for the treatment of diseases exacerbated by testosterone or estrogen. Abarelix-depot-M, a sustained delivery depot formulation of abarelix, is entering Phase III clinical trials for the treatment of hormonally responsive prostate cancer. PRAECIS has entered into strategic alliances with each of Roche and Synthelabo for the further development and commercialization of abarelix products.

    Prostate cancer is one of the most commonly diagnosed human cancers. According to the American Cancer Society, approximately 209,900 new diagnoses of, and 41,800 deaths from, prostate cancer occurred in the United States in 1997. Based on worldwide IMS data, approximately $2.0 billion of prescriptions were written in 1997 for the currently available hormonal therapies for the treatment of hormonally responsive prostate cancer. These therapeutics reduce testosterone to castrate levels, and are delivered by injection as a sustained delivery depot formulation. However, these therapies result in testosterone reduction only after causing an initial "surge" in testosterone levels. This surge may result in stimulation of cancer growth and a temporary exacerbation of the disease, known as a clinical "flare". Although many physicians prescribe a supplemental therapy to mitigate the flare, this supplemental therapy may be only partially effective, has significant side effects and is not reimbursed by government sources. Based on interim results of the Company's ongoing Phase I/II clinical trial, abarelix-depot-M has been shown to reduce testosterone levels immediately, without a testosterone surge and without the need for supplemental therapy.

    Interim results from the Company's ongoing Phase I/II clinical trial indicate that of those patients who received abarelix-depot-M, more than 75% achieved castrate testosterone levels within one week after administration, and more than 90% achieved such levels within four weeks. These interim results also indicate that castrate testosterone levels can be maintained by administration of abarelix-depot-M once every four weeks. By contrast, patients receiving currently available hormonal therapies in this trial experienced an initial surge of testosterone levels and did not consistently reach castrate testosterone levels until three to four weeks after administration. The Company is commencing multi-center pivotal Phase III clinical trials of abarelix-depot-M randomized against currently available hormonal therapies. The Company believes that abarelix may also have application as a therapeutic for endometriosis, benign prostatic hyperplasia, breast cancer and other diseases where reduction of testosterone or estrogen is an accepted goal of therapy.

BACKGROUND

    Nearly all currently marketed pharmaceuticals have been discovered and developed using an empirical process which generally consists of: (i) selecting a biological target; (ii) screening libraries of compounds against the target to identify one or more compounds that bind to the target and modify its activity in a desired manner (a "hit"); and (iii) optimizing the hit by a sequential synthesis and testing of variations of the hit to identify promising drug candidates. During the past two decades, the discovery of biological targets has dramatically increased due to the advancement of genomics and a greater understanding of molecular processes. However, these advances have not led to a corresponding increase in the number of new therapeutics, which highlights the inefficiencies inherent in traditional drug discovery techniques and the difficulties associated with compound by compound synthesis and screening.

    Also during the past two decades, molecular biology and solid phase combinatorial chemistry have given scientists the tools necessary to rapidly and cost-effectively generate and screen a class of compounds known as peptides for the purpose of drug discovery. Peptides are compounds comprised of a short sequence of amino acids. Using "phage display" and other advanced screening technologies, extremely large libraries of peptides can be quickly and inexpensively created and screened, increasing the probability of generating hits. Furthermore, the structural properties of a peptide allow it to be easily and rapidly modified and manipulated by replacing individual units of the amino acid peptide chain with synthetic chemical units. Thus, a structurally more diverse library of compounds can be created whose members may have improved pharmacological properties, including improved functionality, binding affinity and stability.

    There are currently a number of commercially available peptide-based drugs, including insulin, human growth hormone and the GnRH superagonists', Lupron and Zoladex. However, the pharmaceutical industry has generally preferred to pursue non-peptide drugs due to practical issues associated with peptides. For example, the generally large molecular size and negative charge of peptides may prevent them from crossing cell membranes or the blood-brain barrier, which may be required to provide a desired therapeutic effect. In addition, peptides are typically degraded rapidly in the digestive tract and, as a result, are generally injected into the patient rather than delivered orally. Frequent delivery by injection has generally been viewed by the pharmaceutical industry as a practical drawback. Finally, producing large volumes of peptides for commercial applications has been costly compared to the manufacture of non-peptide-based drugs.

    PRAECIS was founded on the premise that by taking advantage of the structural properties of peptides, and by overcoming certain limitations of peptide-based therapeutics, the Company could successfully develop commercially viable drugs that address significant clinical needs.

    Since its formation, the Company has demonstrated success at solving the pharmacological and technological drawbacks related to specific peptide compounds. For example, in response to degradation and related drug delivery difficulties associated with peptide-based drugs, the Company developed Rel-Ease, a proprietary sustained delivery depot formulation, for its lead drug candidate, abarelix-depot-M. See "-- Technology."

BUSINESS STRATEGY

    PRAECIS' objective is to use its technology-development skills and clinical expertise to rapidly develop and commercialize peptide-based drugs that address significant clinical needs. The Company is pursuing the following strategy to achieve this objective:

    PURSUE APPROVAL OF ABARELIX-DEPOT-M. The Company will seek to gain regulatory approval of abarelix-depot-M as a safe and efficacious therapy for hormonally responsive prostate cancer. The Company is commencing multi-center pivotal Phase III clinical trials of abarelix-depot-M, randomized against currently available hormonal therapy, for the treatment of hormonally responsive prostate cancer. Interim results from the Company's Phase I/II abarelix-depot-M clinical trial indicate that of those patients who received abarelix-depot-M, more than 75% achieved castrate testosterone levels within one week after administration, and more than 90% achieved such levels within four weeks. These interim results also indicate that castrate testosterone levels can be maintained by administration of abarelix-depot-M once every four weeks. By contrast, patients receiving currently available hormonal therapies in this trial experienced an initial surge of testosterone levels and did not consistently reach castrate testosterone levels until three to four weeks after administration.

    SEEK APPROVAL OF ABARELIX FOR ADDITIONAL INDICATIONS. The Company believes that interim results of its abarelix-depot-M studies to date support the expansion of the abarelix program to additional therapeutic targets such as endometriosis, benign prostatic hyperplasia ("BPH"), breast cancer, and other diseases where reduction of testosterone or estrogen is an accepted goal of therapy. The Company is developing abarelix-depot-F for the treatment of endometriosis and is commencing a Phase I/II clinical trial for this indication. The Company is considering future studies in BPH, breast cancer, uterine fibroids and certain other disorders.

    SELECTIVELY DEVELOP PROPRIETARY TECHNOLOGIES TO FURTHER DRUG CANDIDATE DEVELOPMENT. The Company has developed specific proprietary technologies when it has encountered development hurdles or inefficiencies in the drug discovery or development process. Examples of such technologies include its MASTRscreen assay and Rel-Ease drug delivery technology, as well as its proprietary amyloid aggregation inhibition assays. The Company intends to continue to develop technologies on an as-needed basis in connection with its discovery and development of drug candidates.

    PURSUE STRATEGIC COLLABORATIONS TO LEVERAGE DEVELOPMENT AND COMMERCIALIZATION CAPABILITIES. In order to enhance its own capabilities, the Company intends to continue to selectively pursue strategic collaborations on favorable terms with pharmaceutical or other companies. These collaborations may encompass some or all of the various aspects of drug discovery, development and commercialization. The Company has entered into collaborations with each of Roche and Synthelabo for the further development and commercialization of abarelix products.

    FOCUS ITS DRUG DISCOVERY EFFORTS ON DISEASES WITH SUBSTANTIAL MARKET OPPORTUNITIES. PRAECIS focuses its drug discovery efforts on diseases with large market opportunities where current therapies are non-existent or have significant limitations and where a peptide-based product could be effective and commercially advantageous. Before embarking on a new drug discovery program, the Company evaluates commercial potential, clinical feasibility, research timeline, patent protection, process development and manufacturing considerations, in light of its expertise with peptides and experience in developing abarelix. The Company has initially focused on therapeutics to treat diseases such as prostate cancer, endometriosis and Alzheimer's Disease.

    ACQUIRE COMPLEMENTARY TECHNOLOGIES AND PRODUCTS. The Company believes that it has demonstrated distinct core competencies in the discovery and development of peptide-based drugs and project management and clinical development in certain therapeutic areas. The Company intends to license-in or acquire complementary technologies, new products and late-stage preclinical and early clinical-stage compounds that can be included in the Company's development pipeline and to which the Company can apply its discovery and clinical expertise.

PRODUCT CANDIDATES

    PRAECIS' product candidates and research and development programs to date concentrate in four areas of human disease: (i) diseases which are aggravated by testosterone or estrogen, including prostate cancer and endometriosis; (ii) Alzheimer's Disease; (iii) hormonally refractory prostate cancer; and (iv) inflammatory diseases, such as arthritis. All of the Company's product candidates and research and development programs apply the Company's technological and scientific expertise in the synthetic modification of peptides in an effort to produce safe and efficacious therapeutics.

    The following table outlines the Company's research and development programs.

COMPOUND/PROGRAM                            INDICATION                         STATUS             PARTNER(S)
--------------------------  ------------------------------------------  ---------------------  -----------------
Abarelix-Depot-M            Hormonally responsive prostate cancer       Commencing Phase III   Roche/Synthelabo
                                                                        Phase I/II(1)

Abarelix-Depot-M            Advanced stage hormonally responsive        Commencing Phase III   Roche/Synthelabo
                              prostate cancer

Abarelix-L                  Prostate gland volume reduction             Phase I/II completed   Roche/Synthelabo

Abarelix-Depot-F            Endometriosis                               Commencing Phase I/II  Roche/Synthelabo

PPI-558                     Alzheimer's Disease                         Preclinical            --

bFGF antagonist             Hormonally refractory prostate cancer       Research               --

TNF antagonist              Rheumatoid arthritis                        Research               --

TNF antagonist              Crohn's Disease                             Research               --

---------------
(1)  The Company has completed enrollment and submitted interim results to the FDA.

ABARELIX PROGRAM

    The Company's lead program is the development of abarelix, a synthetically modified peptide, for the treatment of diseases exacerbated by testosterone or estrogen. The elimination of these hormones through the use of pharmaceuticals, known as "hormonal therapy", results in a therapeutic benefit to the patient. Abarelix and currently available hormonal therapies achieve their effect by inhibiting the body's production of testosterone or estrogen. Currently available hormonal therapies inhibit the production of these hormones only after an initial increase or "surge" of hormone production occurs. This initial surge may result in stimulation of the disease and a temporary exacerbation of its symptoms. Accordingly, current hormonal therapies, known as "superagonists", have precautionary labeling to this effect. Biologically, superagonists hyperstimulate the GnRH receptor, which mediates the production of testosterone or estrogen, to achieve their desired medical effect. This hyperstimulation causes the initial surge associated with superagonist therapies. In contrast, abarelix has a blocking or "antagonist" effect on the GnRH receptor, thereby achieving the desired medical effect without any hormonal surge. Based on results of the Company's prostate cancer clinical trials to date, abarelix has been shown to rapidly inhibit hormone production without the initial surge in hormone levels and exacerbation of symptoms associated with the use of superagonists.

    The abarelix program currently includes two potential products, abarelix-depot-M (male) and abarelix-depot-F (female). In addition, the Company has developed a non-depot or liquid formulation of abarelix, abarelix-L. Abarelix-depot-M is entering two pivotal Phase III clinical trials for the treatment of hormonally responsive prostate cancer, and an additional Phase III clinical trial evaluating its use in advanced stage hormonally responsive prostate cancer where superagonists are contraindicated. Abarelix-depot-M is also undergoing a Phase I/II clinical trial for the treatment of hormonally responsive prostate cancer, enrollment in which has been completed. The Company has completed Phase I/II clinical trials of abarelix-L for prostate gland volume reduction and advanced stage hormonally responsive prostate cancer. Abarelix-depot-F is also entering a Phase I/II clinical trial for the treatment of endometriosis. The Company believes that both abarelix-depot-M and abarelix-depot-F show promise as safe and effective therapeutics for the treatment of other diseases in which hormone elimination is the intended goal of therapy. These potential product extensions include benign prostatic hyperplasia, breast cancer, uterine fibroids, precocious puberty, IN VITRO fertilization in association with infertility and polycystic ovarian disease.

    The Company has granted Roche and Synthelabo co-development rights with the Company, and exclusive marketing and distribution rights, with respect to abarelix products for all indications. Under these arrangements, PRAECIS is to receive development and commercialization milestone payments and a share of net sales revenues. See "-- Strategic Alliances."

  ABARELIX-DEPOT-M/ABARELIX-L

    The Company's primary focus to date has been the development of abarelix-depot-M as a therapeutic for hormonally responsive prostate cancer. The Company believes that abarelix-depot-M addresses the detrimental consequences associated with current hormonal therapies. Specifically, abarelix-depot-M is designed to reduce the time required to achieve medical castration without the testosterone surge and associated symptoms, and accordingly, without the need for supplemental therapies. The Company believes that abarelix-depot-M, if approved for marketing, will be the first commercially available GnRH receptor antagonist in a sustained delivery depot formulation.

    Prostate cancer is one of the most commonly diagnosed human cancers. According to the American Cancer Society, approximately 209,900 new diagnoses of, and 41,800 deaths from, prostate cancer occurred in the United States in 1997. According to several studies, approximately 40% of newly diagnosed prostate cancer patients have non-localized prostate cancer and are treated with long-term hormonal therapy to achieve medical castration. Medical castration reduces testosterone levels to equivalent levels achieved through removal of the testicles (surgical castration). Hormonal therapy is also increasingly being used as an adjunct to other therapies, such as radiation therapy and radical prostatectomy. The market for hormonal treatment of prostate cancer was approximately $2.0 billion worldwide in 1997, the majority of which was related to treatment for non-localized prostate cancer.

    As noted above, currently available hormonal therapeutics, such as Lupron and Zoladex, achieve medical castration but have a number of drawbacks and associated side effects. These therapies act only after causing an initial surge in testosterone levels and a three to four week delay in achieving the therapeutic objective of medical castration. In addition, this initial surge in testosterone levels may result in stimulation of the cancer growth and a temporary exacerbation of the disease known as a clinical "flare".

    In an attempt to mitigate the flare, many physicians prescribe a supplemental therapy ("anti-androgens") intended to reduce the exacerbation of cancer cell growth caused by a superagonist therapeutic. This additional therapy, however, may be only partially effective and has side effects, including liver damage and gastrointestinal distress. In addition, successive administrations of a superagonist, even when combined with an anti-androgen, may again produce a small surge in testosterone and, therefore, another undesirable flare reaction. Finally, anti-androgens represent a significant additional expense for patients which is generally not reimbursed by government sources.

    In certain patients with advanced stage hormonally responsive prostate cancer, treatment with superagonists may result in serious adverse effects. In these patients, the testosterone surge may lead to urinary obstruction, paralysis due to spinal cord nerve compression and even death. In these cases, immediate surgical castration must be performed to reduce testosterone levels. The Company believes that abarelix-depot-M may have the potential to provide a non-surgical alternative for these patients.

    The Company is commencing two pivotal Phase III clinical trials of abarelix-depot-M for the treatment of hormonally responsive prostate cancer. The primary endpoint of these trials is efficacy, as measured by the rate and magnitude of testosterone reduction, the avoidance of testosterone surge and the maintenance of medical castration. In addition, abarelix-depot-M is entering a Phase III clinical trial evaluating its use in certain patients with advanced stage hormonally responsive prostate cancer.

    In October 1997, the Company began a Phase I/II clinical trial of abarelix-depot-M for the treatment of hormonally responsive prostate cancer. Enrollment in this ongoing clinical trial has been completed, with over 200 patients having received abarelix-depot-M. Patients receive dosing by injection of abarelix-depot-M on day one, day fifteen, day twenty-nine and once every twenty-eight days thereafter. As part of this trial, a non-randomized prospective concurrent control is being conducted using either Lupron or

Zoladex, with or without anti-androgens. Interim results from this trial indicate that of those patients who received abarelix-depot-M, more than 75% achieved castrate testosterone levels within one week after administration, and more than 90% achieved such levels within four weeks. These interim results also indicate that such castrate testosterone levels can be maintained by administration of abarelix-depot-M on a once every four weeks dosing schedule. By contrast, patients receiving Lupron or Zoladex in this trial typically experienced an initial surge of testosterone levels of 10-60% over pre-administration levels. In these patients, testosterone did not return to pre-administration levels for over a week and did not consistently reach castrate levels until three to four weeks after administration. To date, no serious adverse events related to abarelix-depot-M have been observed in this trial.

    In August 1997, the Company began a 36 patient Phase I/II clinical trial of abarelix-L in patients with locally confined prostate cancer prior to radiation therapy or radical prostatectomy. The primary endpoints of this clinical trial were safety, rate of prostate gland volume reduction and reduction of hormone levels. The Company believes, based upon preliminary analysis of the data from this trial, that abarelix-L has shown preliminary evidence of safety, and the ability to substantially reduce the volume of the prostate gland within one to three months of commencing treatment and reduction of hormone levels.

    In October 1996, the Company began a Phase I/II clinical trial with abarelix-L for advanced stage hormonally responsive prostate cancer. Analysis was completed in November 1997 of the data for the 26 patients treated. The primary endpoints of this clinical trial were safety, and efficacy as measured by the rate and magnitude of testosterone reduction and the avoidance of testosterone surge. No serious adverse events related to abarelix-L were observed, and the Company believes, based upon the data from such trial, that abarelix-L has shown preliminary evidence of safety and efficacy.

    The results described herein of the Company's Phase I/II clinical trial of abarelix-depot-M for the treatment of hormonally responsive prostate cancer are based upon interim data which have been submitted to the FDA, and have not yet been published in a peer review publication. The results described herein of the Company's Phase I/II clinical trials of abarelix-L are based upon data which have been submitted to the FDA, the details of which have not yet been published in a peer review publication. In the case of such Phase I/II clinical trial of abarelix-L in patients with locally confined prostate cancer prior to radiation therapy or radical prostatectomy, final analysis of such data has not yet been completed. No assurance can be given that the Company's clinical results from ongoing or future clinical trials, or that the final analysis of data from completed, ongoing or future clinical trials, will be consistent with the results and analyses to date as described herein.

  ABARELIX-DEPOT-F

    The Company has also focused on the development of abarelix-depot-F as a therapeutic for endometriosis. The Company believes that abarelix-depot-F, if approved for marketing, will be the first commercially available GnRH receptor antagonist in a sustained delivery depot formulation for the suppression of estrogen in women. Abarelix-depot-F functions through a mechanism analogous to testosterone suppression in men using abarelix-depot-M. The Company is commencing a Phase I/II clinical trial of abarelix-depot-F for the treatment of endometriosis.

    Endometriosis is a condition where endometrial tissue migrates beyond the uterine lining, most often to the pelvic cavity. Endometrial tissues, regardless of location in the body, respond to the normal hormonal cycling of women. When the location of the endometrial tissue prevents appropriate sloughing of tissue, which otherwise normally occurs during menstruation, inflammation and internal scarring occurs, causing, among other things, pain, fatigue, heavy menstrual bleeding and fertility problems. An estimated 5.5 million women in the United States and Canada have endometriosis. The Company estimates, based on IMS data, that approximately $100 million is spent in the United States annually on GnRH superagonists for the treatment of endometriosis. In addition, as a result of increased awareness of female medical issues, the Company believes that the number of patients diagnosed with and treated for endometriosis will increase.

    Treatments for endometriosis include pain management using analgesics, standard birth control pills and hormonal therapy using GnRH superagonists, including Lupron and Zoladex. However, the use of a GnRH superagonist to suppress estrogen production causes an estrogen surge in women, similar to the testosterone surge in men, which may exacerbate the symptoms of endometriosis described above and delays the effective onset of symptomatic relief. The Company believes that abarelix-depot-F, compared to superagonist therapy, may be of significant value in the treatment of endometriosis since it should have more rapid onset of action and consequent relief of symptoms and it should not cause the estrogen surge that may exacerbate the symptoms associated with the disease.

  ADDITIONAL INDICATIONS FOR ABARELIX

    Since testosterone and estrogen are known mediators of several diseases, the Company believes that abarelix may also have applications as a therapeutic for benign prostatic hyperplasia, breast cancer, and other diseases where hormone reduction is an accepted goal of therapy.

    It is estimated that at least ten million men in the United States are afflicted with benign prostate hyperplasia, symptoms of which include impaired urinary flow and, in the most severe cases, urinary retention. According to several studies, approximately 25% of patients with this disease could benefit from a reduction in prostate volume. Existing prostate gland volume reduction therapies such as Proscar require up to six months to achieve a volume reduction sufficient for symptomatic relief. Based on data from the Company's Phase I/II clinical trial of abarelix-L, the Company believes that a GnRH antagonist, such as abarelix, has the potential to achieve volume reduction faster than existing therapies.

    The American Cancer Society estimates that there will be 178,700 newly diagnosed cases of, and 43,500 deaths from, female breast cancer in the United States in 1998. Approximately one-third of all newly diagnosed patients are pre- or peri-menopausal and, in these cases, estrogen stimulates the breast cancer. GnRH superagonists have been studied in patients and appear to have a benefit due to their ability to suppress estrogen. One GnRH superagonist, Zoladex, has received FDA marketing approval for this indication. The Company believes that a GnRH antagonist, such as abarelix, has the potential to provide greater benefit due to the absence of an estrogen surge and more rapid reduction in estrogen levels.

    Other diseases where hormone reduction is an accepted goal of therapy and for which the Company believes GnRH antagonists should provide a meaningful benefit include uterine fibroids, precocious puberty, IN VITRO fertilization in association with infertility and polycystic ovarian disease.

PPI-558 -- ALZHEIMER'S DISEASE

    The Company is conducting preclinical studies with PPI-558, the Company's lead compound for the treatment of Alzheimer's Disease. The Company identified PPI-558 using its proprietary amyloid aggregation inhibition assays and a cell-based neurotoxicity assay. The Company developed the amyloid aggregation assays in its effort to identify a lead compound to treat this disease.

    Alzheimer's Disease affects an estimated four million people in the United States alone. According to the Alzheimer's Association, the prevalence of Alzheimer's Disease is expected to increase as the population ages. Alzheimer's Disease is characterized by the abnormal accumulation in brain tissue of neurofibrillary tangles and senile plaques which mainly consist of beta-amyloid, a family of closely-related peptides. According to a widely held theory in the scientific community known as the "Amyloid Hypothesis," an increase in beta-amyloid peptide leads to its aggregation into beta-amyloid fibrils, which in turn leads to the deposition of senile plaques, neuronal death, atrophy of brain tissue and cognitive dysfunction. According to the Amyloid Hypothesis, aggregated beta-amyloid is central to the development of Alzheimer's Disease. Current therapies, which do not address aggregation of beta-amyloid, have been shown to only marginally improve cognitive function on a temporary basis for a subgroup of patients and have not been shown to significantly retard the course of the disease.

    The Company has chosen to address the aggregation of beta-amyloid monomers into fibrils and anticipates that even modest inhibition of beta-amyloid aggregation should retard or halt the progression of Alzheimer's Disease. In preclinical studies, PPI-558 has been shown to specifically inhibit aggregation of beta-amyloid IN VITRO and its associated cell toxicity. In addition, the Company has demonstrated in preclinical studies that PPI-558 will pass through the blood-brain barrier. However, the quantities of PPI-558 necessary to achieve efficacy are unknown, and the Company has not demonstrated in any preclinical studies that PPI-558 will achieve efficacy.

BFGF RECEPTOR ANTAGONIST -- HORMONALLY REFRACTORY PROSTATE CANCER AND OTHER
  DISEASES

    Basic Fibroblast Growth Factor ("bFGF") is a growth factor critical in the development and maintenance of the nervous, vascular and skeletal systems and is also important for tissue repair and wound healing. Distinct forms of bFGF receptors are observed in patients who develop hormonally refractory prostate cancer. PRAECIS has discovered and is developing a series of compounds that act as bFGF antagonists. The Company intends to pursue one compound for further development as a therapeutic for hormonally refractory prostate cancer. The Company is evaluating these compounds in EX VIVO studies. The Company estimates that approximately 40,000 new prostate cancer patients become hormonally refractory each year in the United States alone. In these patients, growth of prostate cancer cells has become independent of testosterone and, as a result, hormonal therapy is no longer effective. Existing treatments for these patients are only minimally effective and rarely affect survival rate. The Company believes that a bFGF antagonist may be more efficacious than current therapies.

    bFGF is known to be involved in other diseases, including other cancers, stroke and arterial diseases. The Company believes that bFGF antagonists may be effective as therapeutics for these diseases as well.

TNF ANTAGONIST -- RHEUMATOID ARTHRITIS AND CROHN'S DISEASE

    The Company has recently initiated a program to discover peptides that act as Tumor Necrosis Factor ("TNF") antagonists for the treatment of rheumatoid arthritis and Crohn's Disease.

    Rheumatoid arthritis is an autoimmune disease whereby inflammation of the joint lining causes damage to the cartilage and bone which results in joint pain, reduced mobility and in severe cases, disfigurement. Approximately 2.1 million individuals are afflicted with rheumatoid arthritis in the United States. Crohn's Disease is an inflammation of the bowel which can extend into the deeper layers of the bowel causing ulcerations. In the United States, approximately 200,000 people suffer from Crohn's Disease. Crohn's Disease is a less prevalent, more severe form of Inflammatory Bowel Disease, a broader based medical condition affecting approximately 2.0 million people in the United States. The Company believes that TNF antagonists may also be useful for the treatment of Inflammatory Bowel Disease generally. For both rheumatoid arthritis and Crohn's Disease, therapeutic options are limited and the therapeutic focus is on the management of disease symptoms with anti-inflammatory agents, immune suppressants, analgesics and surgery. Recent clinical data from several companies and academic institutions has validated TNF as a key mediator of these diseases and as an appropriate therapeutic target. To date, such anti-TNF therapies have centered on antibodies to TNF and on soluble receptors of TNF. The Company believes that a TNF peptide antagonist may have certain advantages over other therapies, including delivery, cost and duration of response.

TECHNOLOGY

    PRAECIS has developed a number of technologies and uses generally available technology to support the pursuit of its goal to develop and commercialize peptide-based drugs that target significant clinical needs. The Company has developed and intends to continue to develop technology on an as-need basis in connection with its pursuit of peptide-based therapeutics.

    REL-EASE DRUG DELIVERY TECHNOLOGY. In connection with the development of abarelix, the Company developed Rel-Ease, a proprietary sustained delivery depot system. The key limitation of current depot technologies as applied to GnRH antagonists is the ability to "load" a sufficient amount of drug substance within an acceptable injection volume. The Rel-Ease system forms an injectable depot with abarelix, releasing abarelix over time. The materials used in the Rel-Ease system are widely used in other injectible pharmaceutical products and are classified by the FDA as GRAS (Generally Regarded As Safe). Abarelix-depot-M is administered by injection on day one, day fifteen, day twenty-nine and once every twenty-eight days thereafter. Based on results of IN VITRO and IN VIVO pharmacokinetics studies to date, as well as the Phase I/II clinical trial results to date with abarelix-depot-M, the Company believes Rel-Ease will constitute an acceptable delivery system which will enable plasma levels of abarelix required for sustained therapeutic effect. The Company will use the Rel-Ease system in its abarelix-depot-M Phase III clinical trials and the abarelix-depot-F Phase I/II clinical trial.

    MASTRSCREEN. MASTRscreen is a proprietary high-throughput screening assay which identifies and evaluates superagonists and antagonists of Seven Transmembrane G-Protein Coupled Receptors, such as the GnRH receptor. MASTRscreen was developed in connection with the Company's abarelix program and was instrumental in the Company's identification of abarelix. MASTRscreen is useful because of its sensitivity to low concentrations of screened material, easily measureable endpoints, ability to use standard cloned genes as receptors and adaptability to various high-throughput screening configurations.

    ALZHEIMERS' ASSAYS. The Company's proprietary amyloid aggregation inhibition assays measure the aggregation of beta-amyloid and the ability of inhibitors to affect beta-amyloid aggregation. These assays were used in the identification of PPI-558. The Company and many researchers in the scientific community believe that aggregation of beta-amyloid is a central cause in the development of Alzheimer's Disease. Beta-amyloid is difficult to work with as a research compound because, among other things, it is generally unstable. Consequently, assays employing beta-amyloid are often not consistent or reproducible. PRAECIS believes it has overcome these common obstacles with its assays based upon the consistency and reproducibility of the assays to date. The Company used these assays to screen non-peptide compounds provided by BI for beta-amyloid aggregation inhibition activity. See "-- Product Candidates -- PPI-558 -- Alzheimer's Disease" and "-- Strategic Alliances -- Boehringer Ingelheim International GmbH."

    PEPTIDE-BASED PHAGE DISPLAY. The Company uses generally available gene-encoded peptide library technology to rapidly develop and screen large and diverse libraries of peptides, thereby increasing the probability of generating one or more hits in the initial screening process. The Company generally screens libraries of compounds against a target using a screening technology known as "phage display" to identify hits. A "phage library" can be easily constructed in several weeks by inserting combinatorially generated DNA sequences into the genome of an organism using standard genetic engineering techniques and then allowing that organism to produce the corresponding peptide sequence. These peptide libraries can theoretically consist of 10(8) to 10(9) different peptides and thus are typically 10,000 times more diverse than standard chemical libraries used in traditional drug screening. Each phage within a phage library displays on its surface a single peptide sequence. This methodology allows for the construction of libraries of peptides containing very large numbers of distinct biochemical entities, limited in theory only by the length of the amino acid chain. Since the number of hits identified generally increases with the size and diversity of the library of compounds screened, the Company believes that its ability to rapidly screen large numbers of peptides with phage display enhances the probability of identifying one or more hits.

    LEAP SYSTEM. The LEAP system is a proprietary, chemical-based combinatorial system which extends structural diversity and pharmacological properties beyond those associated with peptides. Peptides can be designed and easily optimized through combinatorial chemistry to improve their pharmacological features because the units of a peptide can be easily interchanged with different chemical units, thereby making the compound structurally more diverse. LEAP enables the power of a combinatorial approach to be applied to the optimization process. In the LEAP process, the amino acid sequence of a hit is used as a starting point or template for the construction of a chemically synthesized combinatorial library containing both natural and non-natural amino acids. This chemically synthesized LEAP library is then screened to select compounds which bind to the molecular target and which, due to such chemical synthesis and the presence of both natural and non-natural amino acids in the library, may have improved pharmaceutical characteristics, including potency, bioavailability, pharmacodynamics and pharmacokinetics. Since the quantity of any individual compound selected out of the LEAP library is exceedingly small, and therefore cannot be identified using standard sequencing or deconvolution techniques, the LEAP process uses tandem mass spectroscopy techniques to identify such compounds. The Company has already demonstrated the feasibility of LEAP and has filed a patent application covering LEAP.

    PROVID RESEARCH. The Company recently established a new division, the Provid Research division, that has expertise in peptide mimetic chemistry, including expertise in medicinal chemistry, molecular modeling and computational chemistry ("Provid Mimetic Expertise"). A peptide mimetic is a modified peptide that contains the pharmacological advantages of a peptide with fewer of its pharmacological drawbacks. Provid Mimetic Expertise will be used in series or in parallel with the LEAP process. Using as a starting point either the amino acid sequence of a hit or the end product of a LEAP cycle, the Company intends to use its Provid Mimetic Expertise to improve pharmaceutical characteristics of compounds, including potency, bioavailability, pharmacodynamics, pharmacokinetics, stability and ease of synthesis.

STRATEGIC ALLIANCES

    To enhance its research, development and commercialization capabilities, and its financial assets, the Company has entered into, and intends to continue to enter into, strategic alliances. The Company frequently engages in discussions with other companies regarding possible collaborations with respect to the Company's potential products. To date, the Company has entered into the strategic alliances described below.

  ROCHE

    Effective as of August 21, 1997, the Company entered into the Roche Agreement pursuant to which the Company granted Roche co-development rights with the Company, and exclusive marketing and distribution rights, with respect to abarelix products in the Roche Territory, which includes principally the United States, Canada and the Pacific Rim. The Company retains manufacturing rights and will enter into an exclusive supply agreement with Roche or an affiliate thereof to supply Roche's requirements for abarelix products in the Roche Territory.

    In connection with the Roche Agreement, Roche has made up-front, non-refundable payments to the Company of $16.0 million, and is obligated to make additional non-refundable payments of up to $69.0 million, subject to the achievement of certain clinical, regulatory and commercialization milestones. In addition, the Company is entitled to receive a share of annual net sales revenues from the sale by Roche, its affiliates and sublicensees of abarelix products in the United States. Such share is 25% with respect to such annual net sales revenues up to a specified threshold, and increases incrementally with respect to specified additional annual net sales revenue amounts, to a specified percentage maximum. A royalty applies with respect to such net sales revenues from sales in the Roche Territory outside the United States. Roche is also required to pay IUF directly the running royalty due to IUF pursuant to the IUF License Agreement in connection with the sale by Roche, its affiliates and sublicensees of abarelix products, subject to a percentage cap. In addition, Roche is responsible for the cost of goods of abarelix products to be sold pursuant to the collaboration, subject to a specified limitation. Roche and the Company will generally share equally all development costs associated with obtaining regulatory approvals in the Roche Territory for abarelix products for the treatment of prostate cancer and other mutually agreed indications, net of Synthelabo's payments to the Company of such costs pursuant to the Synthelabo Agreement. Through July 31, 1998, such development cost payments by Roche have totaled approximately $3.0 million. Commencing three full years after the first commercial sale by Roche, its affiliates or sublicensees of abarelix products in the United States, the Company has an option to co-promote and detail abarelix products in the United States, subject to achievement of a specified threshold amount of sales of abarelix products by Roche, its affiliates and sublicensees in the United States in the full calendar year prior to the Company's exercise of the co-promotion option and to certain performance conditions.

    The Company has agreed that if in the third or any subsequent full calendar year through the eighth calendar year following the first commercial sale by Roche, its affiliates and sublicensees of abarelix products in the United States, annual net sales revenues with respect to such sales in the United States are less than a specified threshold amount, at Roche's request the parties will meet and in good faith consider whether modifications to the consideration under the Roche Agreement are required in light of a goal for an equal sharing between the parties of the net present value as of the effective date of the Roche Agreement of the pretax net income for abarelix products in the Roche Territory during the term of the Roche Agreement. If the parties agree that such a modification is required, they will negotiate modifications in light of the aforementioned goal, taking into account, without limitation, prudent business practices and all amounts paid or to be paid by a party to the other under the Roche Agreement including development costs. Any such modifications would be prospective only and would not apply for any calendar year in which net sales revenues of abarelix products by Roche, its affiliates and sublicensees in the United States exceed the aforesaid threshold amount.

    A joint steering committee and a development project team with equal representation from the Company and Roche coordinate and oversee the collaboration and will determine which indications in addition to prostate cancer will be developed jointly pursuant to the Roche Agreement. Subject to certain restrictions and opt-in rights of the other party, if a party proposes that the collaboration develop an indication other than prostate cancer and such development is not agreed to by the other party, the proposing party may itself or in collaboration with third parties pursue development and commercialization of such indication.

    The term of the Roche Agreement expires, and the licenses thereunder become fully paid-up, on a country-by-country basis, upon the later of (A) ten years after the first sale by Roche, its affiliates or sublicensees in the given country of a commercial quantity of an abarelix product, (B) the expiration date of the last valid claim under a Company owned or licensed patent covering the applicable abarelix product in the given country or (C) if there is no such claim under an unexpired and issued patent, the seventh anniversary of the earlier of (1) the filing date of a Company owned or licensed patent application which includes a claim covering the applicable abarelix product in the given country or (2) the date such patent application claims priority.

    The Roche Agreement may be terminated by either party upon material breach by the other party. In addition, Roche may terminate the Roche Agreement on a country-by-country basis upon one-year's notice if Roche has already sold a commercial quantity of abarelix products in the given country, or upon 180 days' notice if Roche has not theretofore sold a commercial quantity of abarelix products in the given country.

  SYNTHELABO

    In May 1997, the Company entered into the Synthelabo Agreement pursuant to which PRAECIS granted Synthelabo co-development rights with the Company, and exclusive marketing and distribution rights, with respect to abarelix products in the Synthelabo Territory, which includes principally Europe, Latin America, the Middle East and certain countries in Africa. The Company retains manufacturing rights and is required to supply Synthelabo's requirements for abarelix products in the Synthelabo Territory. Concurrently with entering into the Synthelabo Agreement, the Company entered into a Stock and Warrant Purchase Agreement (the "Stock and Warrant Purchase Agreement") with Sylamerica, whereby Sylamerica purchased from the Company for an aggregate purchase price of $10.0 million, 808,886 shares of Common Stock and the Sylamerica Warrant to purchase 202,223 shares of Common Stock at an exercise price of $25.76 per share. See "Certain Transactions -- Private Placements of Securities."

    In connection with the Synthelabo Agreement, Synthelabo has made non-refundable up-front and milestone payments to the Company totaling approximately $14.2 million, and is obligated to make additional non-refundable payments of up to approximately $50.4 million, subject to the achievement of certain clinical and regulatory milestones. Synthelabo is required to pay the Company a transfer price for abarelix products to be sold pursuant to the collaboration, equal to a percentage of annual net sales revenues from the sale by Synthelabo, its affiliates and sublicensees of such products in the Synthelabo Territory. Such percentage ranges from a specified maximum with respect to such annual net sales revenues up to a specified threshold, and decreases incrementally with respect to specified additional annual net sales revenue amounts, to a minimum of 33%. However, for sales in Latin America such percentage is fixed at 33%. The Company is responsible for the costs of goods of abarelix products to be sold pursuant to the collaboration. In no event will the transfer price be less than the Company's cost of goods plus 6%. Synthelabo is also required to pay PRAECIS the running royalty due to IUF pursuant to the IUF License Agreement in connection with Synthelabo's sale of abarelix products, subject to a percentage cap. Synthelabo will pay 30 million French francs (approximately U.S. $5 million based on current exchange rates) of development costs associated with obtaining FDA approval for abarelix products for the treatment of prostate cancer and 25% of development costs for all other indications developed pursuant to the collaboration. In general, Synthelabo will pay all costs associated with additional development activities required to obtain regulatory approval in the Synthelabo Territory for abarelix products developed pursuant to the collaboration. Through July 31, 1998, development cost payments by Synthelabo have totaled approximately $1.6 million.

    A joint steering committee and a development subcommittee with equal representation from the Company and Synthelabo coordinate and oversee the collaboration and will determine which indications in addition to prostate cancer and endometriosis or uterine fibroids will be developed jointly pursuant to the Synthelabo Agreement.

    The term of the Synthelabo Agreement expires, and the licenses granted by the Company to Synthelabo thereunder become fully paid-up, perpetual and royalty free, with respect to a country in the Synthelabo Territory, upon the last to expire of the patents licensed in such country to Synthelabo, or, if no such patents cover an abarelix product in such country, ten years after the date of governmental approval for the marketing and sale of such abarelix product in such country.

    The Synthelabo Agreement may be terminated by either party upon material breach by the other party. In addition, Synthelabo is entitled to terminate the Synthelabo Agreement with respect to an abarelix product for a particular indication in any country within the Synthelabo Territory if the results of clinical trials of such abarelix product with respect to such indication in such country constitute a material adverse change in the commercial prospects of such abarelix product for such indication, or if annual sales in such country of a competitor's product containing the same GnRH antagonist as such abarelix product in a functionally equivalent delivery system exceeds more than a specified percentage of annual sales of such abarelix product in such country. Synthelabo may also terminate the Synthelabo Agreement by notice to the Company within nine months after first becoming aware of a "Material

Adverse Patent Development," which includes (i) a reasonable determination by Synthelabo that it is not reasonably likely that a European patent will issue covering abarelix or Rel-Ease, (ii) no such European patents having issued and the European patent applications relating to abarelix or Rel-Ease having been permanently abandoned or such European patents having been finally and unappealably declared invalid or unenforceable or having prematurely expired for failure to pay maintenance fees or annuities or (iii) a timely filed action by a third party to annul, cancel or revoke any such European patent, other than any such action which has no reasonable likelihood of success on the merits.

  BOEHRINGER INGELHEIM INTERNATIONAL GMBH

    In August 1996, the Company entered into the BI Agreement. Under the BI Agreement, the Company employed certain Company developed assays to screen compounds supplied by BI for beta-amyloid aggregation inhibition activity. Pursuant to the BI Agreement, the Company received payments for its screening services of $3.0 million, as well as reimbursement for the Company's personnel, equipment and materials costs in connection with such screening. BI is responsible for all development, marketing and other costs with respect to any BI compound screened by the Company and developed and commercialized by BI or its licensee. The Company is entitled to receive royalties on net sales of any product containing such a BI compound which is developed and commercialized by BI or its licensee.

PATENTS AND PROPRIETARY RIGHTS

    Proprietary protection for the Company's products, technology and processes is essential to its business. The Company's policy is to protect its technology by, among other things, filing or causing to be filed patent applications for technology that it considers important to the development of its business. As of July 15, 1998, the Company had filed or held exclusive licenses to 21 U.S. patent applications, as well as 45 related foreign patent applications, including both Patent Cooperative Treaty filings and national filings. As of such date, the Company has one issued U.S. patent and also has a nonexclusive license to three issued U.S. patents and one issued foreign patent, and related U.S. and foreign applications, directed to phage display screening technology.

    The Company files patent applications that claim inventions directed to all aspects of the Company's proprietary technology. The Company intends to file, or cause to be filed, additional U.S. and foreign patent applications, where appropriate, relating to new product discoveries or improvements. The use of patents to protect proprietary positions for lead compounds is well established within the pharmaceutical industry. There can be no assurance, however, that the claims of such patents, if issued, will provide meaningful proprietary protection to the Company given the uncertain and complex legal and factual questions relating to their breadth and enforceability.

    Competitors have filed patent applications, may have been issued patents or may obtain additional patents and proprietary rights relating to products or processes competitive with those being developed or in-licensed by the Company. There can be no assurance that the Company's patent applications will issue, that the Company will develop products or processes that are patentable, that any issued patents (on the Company's own inventions or those licensed from third parties) will provide the Company with adequate protection for its inventions or will not be challenged, circumvented or narrowed by others, or that the patents of others will not impair or block the ability of the Company to do business. There can be no assurance that others will not independently develop similar products, duplicate any of the Company's unpatented products or design around any patented products in development by the Company.

    The Company is aware of U.S. patents owned by third parties which could potentially be construed to cover (i) certain of the Company's activities involving the use of phage display and (ii) its activities relating to the use of hormonal therapy in conjunction with prostate cancer surgery. There can be no assurance that (i) an owner or licensee of these patents will not threaten or file an infringement action claiming that the Company's activities infringe or encourage others to infringe such patents, request an injunction against the Company's activities or file a validity action or that the Company would prevail in any such action, (ii) that the cost of defending an infringement action would not be substantial, (iii) that any required licenses would be available on commercially viable terms, if at all, or (iv) that absent a license, the Company would be able to continue its current activities relating to phage display or the use of hormonal therapy in conjunction with prostate surgery.

    Patents granted to the Company in any areas of the Company's technology may be subject to interference or reexamination proceedings in the United States or opposition proceedings in foreign countries brought by third parties. There can be no assurance that the Company would prevail in any such proceedings or that such proceedings would not result in a material adverse effect on the Company's business, financial condition or results of operations. An unfavorable decision in an interference, reexamination or opposition proceeding may have a material adverse effect on the business, financial condition and results of operations of the Company.

    In December 1993, in connection with the Company's initial financing, the Company entered into a license agreement (the "MIT License Agreement") with the Massachusetts Institute of Technology ("MIT"), whereby MIT granted the Company an exclusive worldwide license with respect to certain technology and future patent rights derived from or arising out of the technology in exchange for shares of Common Stock and Series B Convertible Preferred Stock, par value $0.01 per share, of the Company. Such licensed technology includes biological gene-based phage display and related methodologies developed at MIT by Dr. Malcolm Gefter, a founder of the Company and the Company's Chairman of the Board, Chief Executive Officer and President, and Dr. Ethan Signer, a founder of the Company. No royalties are payable to MIT under the MIT License Agreement. In the MIT License Agreement, MIT has acknowledged and agreed that it has, and will have, no rights of any kind with respect to any intellectual property generated by the Company, including any and all enhancements, modifications, or additions of, to, or respecting the licensed technology or any product or process covered by the licensed future patents.

    Pursuant to the IUF License Agreement, IUF granted the Company exclusive worldwide rights, with the right to grant sublicenses with respect to patent applications and future patents, and technology, relating to GnRH antagonist compounds, including abarelix and methods of use thereof. Pursuant to the IUF License Agreement, the Company has made non-refundable fee payments to IUF of approximately $0.3 million, and has agreed to make additional payments of up to $4.3 million upon the achievement of certain clinical, regulatory and commercialization milestones and to pay royalties to IUF on net sales by the Company or its sublicensees of products subject to the license grant. IUF reserves an irrevocable, non-transferable, royalty free license for research and educational purposes only at facilities owned or operated by Indiana University, with respect to the subject matter of the license, improvements thereon and technical information related thereto. The term of the IUF License Agreement is until the date of the last to expire of the future patents licensed to the Company.

    Pursuant to the Roche Agreement and the Synthelabo Agreement, the Company has granted Roche and Synthelabo licenses in the Roche Territory and the Synthelabo Territory, respectively, under all of the Company's current and future patent and other intellectual property rights covering abarelix products. Such licenses are co-exclusive with the Company with respect to development and exclusive with respect to marketing and distribution. See "-- Strategic Alliances."

    The Company also relies upon trade secrets, know-how and continuing technological advances to develop and maintain its competitive position with respect to certain aspects of its core technology. To maintain the confidentiality of trade secrets and proprietary information, the Company maintains a policy of requiring employees, consultants and collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with the Company. These agreements are designed both to enable the Company to protect its proprietary information by controlling the disclosure and use of technology to which it has rights and to provide for ownership in the Company of proprietary technology developed at the Company. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets in the event of unauthorized use or disclosure of such information. In addition, whenever the U.S. government funds research programs, it may obtain nonexclusive rights to patented subject matter otherwise subject to exclusive rights.

MANUFACTURING

    The Company currently undertakes in-house manufacture of drug supply to support preclinical animal studies. All clinical supplies are currently supplied by external contractors and are manufactured in accordance with cGMP.

    The Company anticipates that New Drug Application ("NDA") and Marketing Authorization Application filings will initially utilize supplies sourced from external contractors in compliance with all FDA and European regulations. The Company currently has long-term arrangements with third-party manufacturers for the commercial manufacture of abarelix compound and abarelix-depot-M. The Company has entered into a supply agreement with each of UCB Bioproducts S.A. ("UCB") and Salsbury Chemicals, Inc. ("Salsbury"), whereby each of UCB and Salsbury have agreed to supply the Company with abarelix compound and abarelix-depot-M, respectively. In addition, the Company has entered into a short-term supply agreement with Cook Imaging Corporation with respect to the filling of abarelix-depot-M until NDA approval of abarelix-depot-M. In order to effect a favorable pricing environment and to help secure supply, the Company intends to have a second source of supply of abarelix compound, abarelix-depot-M and for filling of abarelix-depot-M.

    No assurance can be given as to the ability of the Company to produce commercial quantities of its potential products in compliance with applicable regulations or at an acceptable cost, if at all. Moreover, failure of the Company to meet its manufacturing and supply obligations in connection with the Roche Agreement or the Synthelabo Agreement, respectively, which the Company is entitled to meet through arrangements with contract manufacturers, could result in Roche or Synthelabo, respectively, obtaining manufacturing rights in the Roche Territory or the Synthelabo Territory, respectively, and the Company absorbing some or all of Roche's or Synthelabo's respective costs associated therewith. As part of the Roche Agreement, the Company will establish a separate definitive agreement for the supply of abarelix products to Roche. See "-- Strategic Alliances."

    The Company intends to utilize external contractors for the foreseeable future for the manufacture of abarelix products, as well as for the production of PPI-558 or any other potential product. Such arrangements minimize the need for the Company to invest capital in the manufacturing facilities, as well as support the ongoing costs of large manufacturing staffs. However, if the Company is unable to secure long-term supply agreements or retain agreements on terms satisfactory to the Company, it may not be able to develop or commercialize its potential products as planned. The manufacture of the Company's potential products must be in accordance with cGMP regulations prescribed by the FDA or other standards prescribed by the appropriate regulatory authorities in the country of use.

    The Company's capacity to conduct clinical trials and its ability to commercialize its products will depend in part on its ability to manufacture its products on a large scale, either directly or through third parties, at a competitive cost and in accordance with FDA and other regulatory requirements. Furthermore, for all of the Company's potential products, completion of clinical trials and submission of an NDA will be subject to the establishment of a commercial scale formulation and manufacturing process. As such formulation and process activities are on-going throughout the development process, the Company or any of its collaborators or third party manufacturers may encounter difficulties at any time that could result in delays in clinical trials, regulatory submissions or in the commercialization of potential products, which could have material negative competitive and financial consequences. The failure to complete such activities in a timely and successful manner could have a material adverse effect on the Company's business, financial condition and results of operations.

MARKETING AND SALES

    The Company has no experience in marketing or selling pharmaceutical products and has a limited marketing and sales staff. In order to achieve commercial success for any product approved by the FDA or comparable foreign agency, the Company must either develop a marketing and sales force or, where appropriate and permissible, enter into arrangements with third parties to market and sell such product. As noted above, the Company has granted to Roche and Synthelabo exclusive marketing and distribution rights in the Roche Territory and Synthelabo Territory with respect to abarelix products. There can be no assurance that the marketing and distribution arrangements with Roche and Synthelabo will be successful or result in any revenues to the Company. For other compounds that the Company is developing and may seek to commercialize, there can be no assurance that the Company will successfully develop a marketing and sales staff or that it will be able to enter into marketing and sales agreements under acceptable terms, if at all. If the Company develops its own marketing and sales capabilities for abarelix products or other future products, it will compete with other companies that currently have experienced and well-funded marketing and sales operations and resources. Under the Roche Agreement and Synthelabo Agreement, and to the extent that the Company enters into co-promotion or other marketing and sales arrangements with other companies which provide for a sharing of, or for royalties based on, sales revenues, any revenue sharing or royalty amounts to be received by the Company will be dependent on the efforts of others, and there can be no assurance that such efforts will be successful.

    In the future, the Company may develop its own marketing and sales capability in the United States. PRAECIS believes that the nature of the prostate cancer market, endometriosis market, Alzheimer's Disease market and other therapeutic areas where PRAECIS is likely to compete are conducive to such a strategy. The target audiences in the relevant medical and associated health care communities are highly concentrated in major metropolitan areas. As part of the Roche Agreement, the Company has the opportunity, after the third year following the launch of an abarelix product in the United States and contingent on sales volume, to co-promote abarelix products in the United States. See "-- Strategic Alliances -- Roche."

COMPETITION

    The fields in which the Company is involved are characterized by rapid technological progress. New developments are expected to continue at a rapid pace in both industry and academia. There are many companies, both public and private, including large pharmaceutical companies, chemical companies and biotechnology companies engaged in developing products or technologies competitive with products or technologies under development by the Company. Many of these companies have greater capital, human resources, research and development, manufacturing and marketing experience than PRAECIS. Such companies may succeed in developing products that are more effective or less costly than any that the Company may develop and may also prove to be more successful than the Company in production and marketing. Competition may increase further as a result of advances in the commercial applicability of biotechnology and greater availability of capital for investment. In addition, academic, government and industry-based research is intense, resulting in considerable competition in obtaining qualified research personnel, submitting patent filings for protection of intellectual property rights and establishing corporate strategic alliances. There can be no assurance that research, discoveries and commercial developments by others will not render any of the Company's drug discovery technology, specific programs or potential products noncompetitive.

    Pharmaceutical companies, chemical companies, biotechnology companies and research and academic institutions have developed or are developing methodologies to improve productivity in the development of drugs. Such companies or institutions are conducting research in areas in which the Company is working or may wish to work in the future, either on their own or in collaboration with others. The Company anticipates that it will face increased competition in the future as new companies enter the market with advanced technologies. The Company's future success will depend in large part on its ability to maintain a competitive position with respect to such technologies. Rapid technological development by the Company or others may result in compounds, products or processes becoming obsolete before the Company recovers any expenses it incurred in connection with developing such compounds, products or processes.

    The Company is aware of competitors or potential competitors with respect to each of its potential products in research or development, and there may be other competitors of which the Company is not aware. At this time, three GnRH superagonists are approved and are being marketed for the treatment of hormonally responsive prostate cancer or endometriosis in the United States and Europe, including leuprorelin (TAP Pharmaceuticals Inc.), goserelin (Zeneca Group plc) and nafarelin (Monsanto Company). In addition, in Europe or certain other parts of the world, triptorelin (Debiopharm S.A.) and buserelin (Hoechst Marion Roussel, Inc.) are also approved and being marketed. Triptorelin is in pre-registration in the United States. GnRH superagonists are also used in combination with anti-androgens for the treatment of hormonally responsive prostate cancer. Of the GnRH superagonist therapies, two are approved in the United States for hormonally responsive prostate cancer. The active component in one is already off-patent and the other will come off-patent in April 1999. It is possible that additional companies could introduce competing formulations of these off-patent GnRH superagonists. Under certain circumstances, competitors might be eligible to obtain FDA marketing approval without extensive clinical trials under the ANDA approval process for generic drugs. The Company is aware that ALZA Corporation is in Phase III clinical trials with a one year implantable formulation of leuprorelin.

    In addition, the Company is aware of several GnRH antagonists that are in various stages of development and clinical trials for a number of indications, including hormonally responsive prostate cancer. To the Company's knowledge, none of these products have shown significant promise as a four week or greater depot formulation. However, the Company's competitors may be developing alternate delivery mechanisms which could enable other GnRH antagonists to be used and to compete with abarelix.

    To date, the only compounds approved by the FDA for the treatment of Alzheimer's Disease are acetylcholinesterase inhibitors, which aim to improve a patient's cognition and daily living function by boosting the level of acetylcholine in the brain, which becomes depleted with Alzheimer's Disease. Cognex (Warner-Lambert Company) and Aricept (Eisai Co. Ltd/Pfizer Inc.) are commercially available acetylcholinesterase inhibitors. Many pharmaceutical companies are currently performing research directed at developing anti-amyloid therapies. These approaches include attempts to reduce production of beta-amyloid through inhibition of processing enzymes involved in its production, and efforts similar to those of PRAECIS to inhibit the aggregation and resulting toxicity of beta-amyloid fibrils.

    With respect to each of the Company's TNF and bFGF antagonist programs, the Company is aware of competitors or potential competitors, some of which have programs in more advanced stages of development than the Company's programs.

    At the present time, the Company has no commercial manufacturing capability, sales force or marketing experience. In addition, many of the Company's competitors or potential competitors with respect to each of the Company's products in development, have substantially greater capital resources, research and development resources, manufacturing and marketing experience and production facilities than PRAECIS. Many of these competitors also have significantly greater experience than PRAECIS in undertaking preclinical testing and clinical trials of new pharmaceutical products and obtaining FDA and other regulatory approvals.

GOVERNMENT REGULATION

    The manufacture and marketing of pharmaceutical products and the Company's ongoing research and development activities in the United States require the approval of numerous governmental authorities, including the FDA. Similar approvals by comparable agencies are required in most foreign countries. The FDA has established mandatory procedures and safety standards which apply to the preclinical testing and clinical trials, as well as to the manufacture and marketing, of pharmaceutical products. Pharmaceutical manufacturing facilities are also regulated by state, local and other authorities.

    As an initial step in the FDA regulatory approval process, preclinical studies are typically conducted in animal models to assess a drug's efficacy and to identify potential safety problems. Certain preclinical laboratory and animal studies must be conducted in compliance with the FDA's Good Laboratory Practice regulations. The results of these studies must be submitted to the FDA as part of an IND application, which must be reviewed by the FDA and become effective and receive clearance before proposed clinical testing can begin. There is no assurance that submission of an IND will result in FDA authorization to conduct the clinical trial. Clinical testing must meet requirements for Institutional Review Board oversight and informed consent, as well as FDA prior review, oversight and good clinical practice requirements. Typically, clinical testing involves a three-phase process, although the phases may overlap. Phase I clinical trials are conducted with a small number of subjects and are designed to provide information about both product safety and the expected dose of the drug. Phase II clinical trials are designed to provide additional information on dosing and safety in a limited patient population; on occasion, they may provide preliminary evidence of product efficacy. Phase III clinical trials are large-scale, well-controlled studies designed to provide statistically valid proof of efficacy as well as safety in the target patient population. The results of the preclinical testing and clinical trials of a pharmaceutical product are then submitted to the FDA in the form of an NDA, for approval to commence commercial sales. Preparing such applications involves considerable data collection, verification, analysis and expense. In responding to an NDA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not satisfy its regulatory approval criteria. After approval for the initial indications, further clinical trials would be necessary to gain approval for the use of the product for any additional indications.

    This regulatory process can require many years and the expenditure of substantial resources. Data obtained from preclinical testing and clinical trials are subject to varying interpretations, which can delay, limit or prevent FDA approval. Furthermore, the FDA may suspend clinical trials at any time if it determines that patients are being exposed to a significant health risk. In addition, changes in FDA approval policies or requirements may occur or new regulations may be promulgated which may result in delay or failure to receive FDA approval. Similar delays or failures may be encountered in foreign countries. Delays and costs in obtaining regulatory approvals would have a material adverse effect on the Company's business, financial condition and results of operations. Further, the rate of completion of clinical trials of the Company's products is dependent upon, among other factors, obtaining adequate clinical supplies and the rate of patient accrual. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to the clinical sites and the eligibility criteria for the trial. Delay in patient enrollment in clinical trials may result in increased costs, program delays or both, which could have a material adverse effect on the Company's business, financial condition and results of operations.

    Among the conditions for NDA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform on an ongoing basis with cGMP. In complying with cGMP, manufacturers must continue to expend time, money and effort in the areas of production and quality control to ensure full technical compliance. Manufacturing facilities are subject to periodic inspections by the FDA.

    FDA approval of the Company's products, including a review of the manufacturing processes and facilities used to produce such products, will be required before such products may be marketed in the United States. The process of obtaining approvals from the FDA can be costly, time consuming and subject to unanticipated delays. The FDA may refuse to approve an application if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy of the drug. Moreover, if regulatory approval of a drug product is granted, the approval will be limited to specific indications. There can be no assurance that approvals of the Company's potential products, processes or facilities will be granted on a timely basis, if at all. Any failure to obtain or delay in obtaining such approvals would have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, even if regulatory approval is granted, such approval may include significant limitations on indicated uses for which a product could be marketed.

    If marketing approval is granted, the Company will be required to comply with FDA requirements for manufacturing, labeling, advertising, record keeping and reporting of adverse experiences and other information. In addition, the Company would be required to comply with federal and state anti-kickback and other health care fraud and abuse laws that pertain to the marketing of pharmaceuticals. For all pharmaceutical products, failure to comply with applicable regulatory requirements after obtaining regulatory approval could, among other things result in suspension of regulatory approval, as well as possible recalls, product seizures, injunctions and civil and criminal sanctions. In addition, changes in regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

    In addition to regulations enforced by the FDA, the Company is also subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances, including chemicals, micro-organisms and various radioactive compounds used in connection with the Company's research and development activities. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, there can be no assurance that accidental contamination or injury from these materials will not occur. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. Compliance with laws and regulations relating to the protection of the environment has not had a material effect on capital expenditures or the competitive position of the Company. However, the extent of government regulation, and the cost, and effect thereof on the competitive position of the Company, which might result from any legislative or administrative action cannot be accurately predicted.

    Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities may be necessary in foreign countries prior to the commencement of marketing of the product in such countries. The approval procedure varies among countries, may involve additional testing and the time required may differ from that required for FDA approval. Although there is now a centralized European Union approval mechanism in place, each European country may nonetheless impose its own procedures and requirements, many of which could be time consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from both the FDA and foreign regulatory authorities after the relevant applications are filed. The Company expects to rely on corporate partners and licensees, along with Company expertise, to obtain governmental approval in foreign countries of drug formulations utilizing its candidates. Under the Synthelabo Agreement, Synthelabo has responsibility for filing and obtaining necessary governmental marketing reimbursement and pricing approvals for any abarelix product developed as contemplated by such agreement in each country in the Synthelabo Territory in which such abarelix product will be commercialized pursuant to such agreement.

PRODUCT LIABILITY INSURANCE

    The Company maintains product liability insurance for clinical trials in the amount of $10.0 million per occurrence and $10.0 million in the aggregate. The Company intends to expand its insurance coverage to include the manufacture, marketing and sale of commercial products if marketing approval is obtained for products in development. However, insurance coverage is becoming increasingly expensive, and no assurance can be given that the Company will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect the Company against losses due to liability. There can also be no assurance that the Company will be able to obtain commercially reasonable product liability insurance for any products approved for marketing. A successful product liability claim or series of claims brought against the Company could have a material adverse effect on its business, financial condition and results of operations.

EMPLOYEES

    As of July 31, 1998, the Company had a total of 71 full-time employees (64 of whom were employed at the Company's facility in Cambridge, Massachusetts and seven of whom were employed at the Company's facility in Piscataway, New Jersey). A total of 59 of the Company's employees are engaged in research activities. The Company believes its relationship with its employees is good.

FACILITIES

    The Company's headquarters and primary research facilities are located in Cambridge, Massachusetts, where the Company leases and occupies a total of approximately 25,000 square feet of space. Such lease will expire in September 2004. The Company expects to sign a lease for approximately 80,000 additional square feet adjacent to current facilities in Cambridge, Massachusetts. Following renovations, the Company expects to occupy this facility during 1999. Such lease will expire in 2009. The Company also leases temporary research facilities for the Provid Research division in Piscataway, New Jersey. The Company is currently finalizing a lease for a total of approximately 15,000 square feet of space in Piscataway, New Jersey, and expects that the Provid Research division will commence operations in that facility in early 1999. Such lease will expire in 2008.

LEGAL PROCEEDINGS

    The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

    Certain information concerning officers and directors of the Company, and their ages as of July 31, 1998, are as follows:

                   NAME                         AGE                                 POSITION
------------------------------------------      ---      ---------------------------------------------------------------

EXECUTIVE OFFICERS AND DIRECTORS
Malcolm L. Gefter, Ph.D...................          56   Chairman of the Board, Chief Executive Officer and President
Kevin F. McLaughlin.......................          42   Chief Financial Officer, Senior Vice President, Secretary and
                                                           Treasurer
Marc B. Garnick, M.D......................          51   Executive Vice President and Chief Medical Officer
G. Leonard Baker, Jr.(1)..................          55   Director
William J. Laverack, Jr.(1)...............          41   Director
Henry F. McCance(2).......................          55   Director
David B. Sharrock(2)......................          62   Director
Damion E. Wicker, M.D.(1).................          37   Director
Albert L. Zesiger(2)......................          69   Director

OTHER OFFICERS
Nicholas P. Barker, Ph.D..................          42   Vice President of Development
Dean A. Falb, Ph.D........................          37   Senior Vice President, Research
Gary L. Olson, Ph.D.......................          53   Senior Vice President, Chemistry Research and Development and
                                                           President of the Company's Provid Research division
Marc A. Silver............................          40   Vice President, Corporate Development
Janice M. Swirski.........................          36   Vice President, Operations

------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

    DR. GEFTER is a founder of the Company and has served as a Director of the Company since July 1993, as Chairman of the Board since February 1994, as Chief Executive Officer since July 1996 and as President since July 1998. From July 1993 until July 1998, Dr. Gefter was Treasurer of the Company. Dr. Gefter has been a Professor of Biology at MIT since 1972. Dr. Gefter was a founder of ImmuLogic Pharmaceutical Corporation, a biotechnology company formed in March 1987 ("ImmuLogic"). As of March 1997, Dr. Gefter resigned from his positions at ImmuLogic. Dr. Gefter served as Chairman of the Board of Directors of ImmuLogic from 1987 until March 1997, Chief Scientist from 1987 until February 1996 and Senior Consultant from February 1996 until March 1997. Dr. Gefter received his B.S. in Chemistry from the University of Maryland and his Ph.D. in Molecular Biology from Albert Einstein College of Medicine.

    MR. MCLAUGHLIN has been Chief Financial Officer of the Company since joining the Company in September 1996. Since January 1997, he has also been Secretary of the Company and since July 1998, he has been Senior Vice President and Treasurer of the Company. From September 1996 until July 1998, Mr. McLaughlin was a Vice President of the Company. From March 1996 to August 1996, he was Vice President and Chief Financial Officer of Advanced Techcom, Inc., a privately-held communications company. From 1980 to 1996, he held senior level financial positions at Computervision Corporation and its predecessor Prime Computer, Inc., including Vice President, Treasurer and Director of Corporate Planning, where he was directly involved with financial, accounting and investor relations management, as well as public and private financing. Mr. McLaughlin received his B.S. in Accounting from Northeastern University and his MBA from Babson College.

    DR. GARNICK joined PRAECIS in April 1994 as Executive Vice President and Chief Medical Officer of the Company. From 1987 to 1994, he was Vice President, Clinical Development at Genetics Institute, Inc., a biotechnology company. Dr. Garnick was a leader in the clinical development of Lupron as a treatment for hormonally responsive prostate cancer. He is on the faculty of the Harvard Medical School as a clinical professor of medicine and maintains a clinical practice at the Beth Israel Deaconess Medical Center, a teaching hospital of the Harvard Medical School. Dr. Garnick has lectured widely and written over 300 papers, four books and numerous articles. Dr. Garnick received his A.B. in Biology from Bowdoin College and his M.D. from the University of Pennsylvania School of Medicine.

    MR. BAKER has served as a Director of the Company since March 1994. Since 1974, Mr. Baker has been a Managing Director of the General Partner of Sutter Hill Ventures, a venture capital firm. Mr. Baker is also a director of Banyan Systems Incorporated.

    MR. LAVERACK has served as a Director of the Company since December 1993. Since 1993, Mr. Laverack has been a General Partner at J.H. Whitney & Co., a private investment firm. From 1991 to 1993, Mr. Laverack served as a Managing Director of Gleacher & Co., Inc., an investment banking firm. From 1985 to 1991, Mr. Laverack served as a Principal in the merchant banking department of Morgan Stanley & Co. Incorporated, an investment banking firm. Mr. Laverack is also a director of Steel Dynamics, Inc.

    MR. MCCANCE has served as a Director of the Company since December 1993. Mr. McCance has been employed at Greylock Management Corporation, a private venture capital group ("Greylock"), since 1969 where he has been Treasurer since 1969, President since 1990 and Chairman of the Board since 1997. Mr. McCance is a general partner of several venture capital funds affiliated with Greylock. Mr. McCance is also a director of Peritus Software Services, Inc.

    MR. SHARROCK has served as a Director of the Company since February 1994. Since 1994, Mr. Sharrock has been a privately employed business consultant. From 1990 to 1994, Mr. Sharrock was Executive Vice President and Chief Operating Officer of Marion Merrell Dow Inc. and from 1988 to 1989, he was President and Chief Operating Officer of Merrell Dow Pharmaceuticals, Inc. Mr. Sharrock also serves as a director of Cincinnati Bell Inc., Interneuron Pharmaceuticals, Inc., Intercardia, Inc. and Progenitor, Inc.

    DR. WICKER has served as a Director of the Company since April 1998. Dr. Wicker has been a General Partner of Chase Capital Partners, a private equity and mezzanine capital group, since January 1997 and was a principal of Chase Capital Partners from April 1993 until December 1996. Previously, Dr. Wicker was President of Adams Scientific from July 1991 until December 1992, and, prior to that, held positions with MBW Venture Partners and Alexon, Inc. Dr. Wicker was also a Commonwealth Fund Medical Fellow for the National Institute of Health. He currently is a director of Landec Corporation, V.I. Technologies, Inc. and several privately-held health care companies.

    MR. ZESIGER has served as a Director of the Company since July 1996. Since October 1995, Mr. Zesiger has been a Principal of Zesiger Capital Group LLC, a global money management firm. From December 1990 to September 1995, Mr. Zesiger was Managing Director of BEA Associates, an investment advisory firm.

    DR. BARKER joined PRAECIS in June 1996 as Vice President of Development. From July 1991 to May 1996, Dr. Barker was employed at Rhone-Poulenc Rorer Inc. where from July 1991 until September 1994, he was Director, Pharmaceutical Sciences and thereafter, Worldwide Director, Product Devel-opment. He has also held senior level positions with Fisons Pharmaceuticals and Smith, Kline & French (U.K.). Dr. Barker has more than 15 years of managerial and technical experience in the U.K. and U.S. pharmaceutical industries. Dr. Barker received his Bachelor of Pharmacy from the University of Bath (U.K.) and his Ph.D. in Transdermal Drug Delivery/Pharmaceutics from Nottingham University (U.K.).

Dr. Barker is a licensed U.K. pharmacist with membership in the Royal Pharmaceutical Society of Great Britain.

    DR. FALB joined PRAECIS in January 1998 as Senior Vice President, Research. Dr. Falb was a founding employee of Millennium Pharmaceuticals, Inc. ("Millennium"), a biotechnology company formed in 1993 and was responsible for establishing its program in cardiovascular diseases. At Millennium, he held the position of Director of Cardiovascular Diseases and served on the Millennium/Eli Lilly Joint Management Team. Prior to joining Millennium, he was a scientist at ImmuLogic. Dr. Falb received his B.S. in Chemistry from Purdue University and his Ph.D. in Biochemistry and Molecular Biology from Harvard University.

    DR. OLSON joined PRAECIS in March 1998 as Senior Vice President, Chemistry Research and Development and President of the Company's Provid Research division. From 1971 to February 1998, Dr. Olson held a series of research positions at Hoffmann-La Roche, including Research Director for chemistry in the Inflamation/Autoimmune Diseases and the Oncology departments. Dr. Olson has published over 30 papers in scientific journals, holds 24 United States patents and has lectured widely. He is a member of the board of the Residential School on Medicinal Chemistry at Drew University, holds the position of Editor-in-chief of DRUG DESIGN AND DISCOVERY and is a member of the editorial boards of several scientific journals. Dr. Olson received his A.B. in Chemistry from Columbia University and his Ph.D. from Stanford University.

    MR. SILVER joined PRAECIS in October 1994. Since September 1996, he has served as Vice President for Corporate Development and from October 1994 until September 1996, as Vice President. From 1992 to 1994, he was Vice President at Harvard Management Corp., an investment management company. Prior thereto, he was involved in the founding and successful development of a number of companies including Arris Pharmaceutical Corporation, Envirogen, Inc. and TargeTech, Inc. Mr. Silver received his B.S. in Biochemistry from Carnegie Mellon University and his MBA from MIT Sloan School of Management.

    MS. SWIRSKI joined PRAECIS in May 1998 as Vice President, Operations. Since May 1985, she has served in a variety of management positions at TAP Pharmaceuticals Inc. (a joint venture between Abbott Laboratories and Takeda Chemical Industries Ltd.) involved in Managed Care, Hospital Markets and Sales Training. Her most recent role was as Regional Business Unit Manager for a Lupron and Prevacid Sales Team in the mid-Atlantic Region. Ms. Swirski received her B.S. in Pharmacy from the Massachusetts College of Pharmacy and Allied Health Sciences and did her clinical rotations at Harvard Medical School.

    Pursuant to the Amended and Restated Stockholders Agreement dated as of April 30, 1998 by and among the Company and certain stockholders of the Company, as amended (the "Stockholders Agreement"), Messrs. Gefter, Laverack, McCance, Baker and Wicker were designated directors of the Company and were elected to the Board. The Stockholders Agreement provides that the Company will use its best efforts to cause such persons or such other persons designated in accordance with the Stockholders Agreement to be nominated for election and elected as directors of the Company and that the stockholders who are parties to such Stockholders Agreement will vote their shares in favor of such designees. Upon consummation of this offering, these obligations will terminate.

    All of the directors hold office until the first annual meeting of stockholders following this offering (or, in each case, until their successors are duly elected and qualified or their earlier resignation, retirement, disqualification or removal from office for cause or death), and, after election at such annual meeting, will then serve for succeeding terms expiring at each successive annual meeting of stockholders and until they or their successors are duly elected and qualified. Officers of the Company serve at the discretion of the Board of Directors. There are no family relationships among the Company's directors and officers.

BOARD OF DIRECTORS COMMITTEES AND OTHER INFORMATION

    The Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee, currently comprised of Messrs. Baker, Laverack and Wicker, determines the Company's accounting policies and practices and financial reporting and internal control structures, recommends to the Board of Directors the appointment of independent auditors to audit the financial statements of the Company each year and confers with the auditors and officers of the Company for purposes of reviewing internal controls, accounting practices, financial structure and financial reporting of the Company. The Compensation Committee, currently comprised of Messrs. McCance, Sharrock and Zesiger, is responsible for determining salaries, incentives and other forms of compensation for executive officers of the Company and administers the Company's incentive compensation plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    While the Company did not formally have a Compensation Committee for the 1997 fiscal year, Messrs. McCance and Sharrock, non-employee directors of the Company, determined the compensation for executive officers of the Company.

DIRECTOR COMPENSATION

    Except as otherwise provided below, members of the Board of Directors have not received any cash compensation from the Company for their services as directors of the Company. David Sharrock has received $10,000 each year in connection with his services as a director of the Company. In addition, in January 1997, the Company granted to Mr. Sharrock options to purchase 11,250 shares of Common Stock at an exercise price of $3.20 per share. Mr. Sharrock also received $20,000 during the 1997 fiscal year in connection with a consulting service provided to the Company during 1997. Directors are reimbursed for certain expenses in connection with attendance at Board and Committee meetings. The Plan provides that options may be granted to directors of the Company. Upon consummation of this offering, non-employee directors will, to the extent permitted by the internal policies of their respective organizations, each be granted options under the Plan for 15,000 shares of Common Stock at an exercise price per share equal to the initial public offering price, which will vest at the rate of 5,000 shares per year so long as such person continues as a director of the Company. In addition, non-employee directors will each receive an annual director's fee of $12,000, plus $1,000 for each meeting of the Board. See "Certain Transactions -- Transactions and Relationships with Directors and Executive Officers."

EXECUTIVE COMPENSATION

    The following table shows, for the fiscal year ended December 31, 1997, certain compensation paid by the Company, including salary, bonuses, stock options, and certain other compensation, to the Chief Executive Officer and the other executive officers of the Company during such fiscal year who earned in excess of $100,000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                                                               COMPENSATION
                                                    ANNUAL COMPENSATION    ---------------------
                                                   ----------------------  NUMBER OF SECURITIES     ALL OTHER
NAME AND PRINCIPAL POSITION                          SALARY       BONUS     UNDERLYING OPTIONS     COMPENSATION
-------------------------------------------------  -----------  ---------  ---------------------  --------------
Malcolm L. Gefter, Ph.D..........................  $   269,462  $  65,000            65,001             --
  Chairman of the Board, Chief Executive Officer
  and President
Kevin F. McLaughlin..............................  $   168,046  $  22,500            32,500             --
  Chief Financial Officer, Senior Vice President,
  Secretary and Treasurer
Marc B. Garnick, M.D.............................  $   195,000  $  50,000           346,876             --
  Executive Vice President and Chief Medical
  Officer(1)
Joseph M. Limber.................................  $   203,692     --                41,250         $   82,980(3)
  President and Chief Operating Officer(2)

---------------

(1) Terms of Dr. Garnick's employment are described under "-- Executive Officer Employment Agreements."

(2) Mr. Limber resigned as President and Chief Operating Officer on April 3,
    1998.

(3) Includes moving expense reimbursement and tax normalization adjustments paid to Mr. Limber in connection with his move to Massachusetts.

STOCK OPTION GRANTS

    The following table sets forth certain information concerning grants of stock options made during the year ended December 31, 1997 by the Company to the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                            POTENTIAL REALIZABLE
                                                    INDIVIDUAL GRANTS                              VALUE
                                 --------------------------------------------------------    AT ASSUMED ANNUAL
                                                  PERCENT OF                                      RATES OF
                                   NUMBER OF         TOTAL                                      STOCK PRICE
                                  SECURITIES        OPTIONS                                     APPRECIATION
                                  UNDERLYING      GRANTED TO      EXERCISE                   FOR OPTION TERM(1)
                                    OPTIONS      EMPLOYEES IN     PRICE PER   EXPIRATION   ----------------------
NAME                              GRANTED(2)    FISCAL YEAR(3)    SHARE(4)       DATE          5%         10%
-------------------------------  -------------  ---------------  -----------  -----------  ----------  ----------
Malcolm L. Gefter, Ph.D. ......       56,250(5)         6.4%     $      3.20       1/9/07  $1,194,380  $2,008,470
                                       8,751(6)         1.0%            8.00      11/6/07     143,809     270,460

Kevin F. McLaughlin............       30,000  (5)         3.4%         3.20       1/9/07      637,003   1,071,184
                                       2,500  (6)         0.3%         8.00      11/6/07       41,084      77,265

Marc B. Garnick, M.D. .........       46,875  (5)         5.3%         3.20       1/9/07      995,317   1,673,725
                                     270,001  (7)        30.6%         7.42       5/1/07    4,593,280   8,500,928
                                      30,000  (8)         3.4%         7.42       5/2/08      510,363     944,544

Joseph M. Limber...............       41,250  (9)         4.7%         3.20       1/9/07 (9)         --(9)         --(9)

------------

(1) Potential realizable value is based on a value of $15.00 for each share of Common Stock (the assumed initial public offering price per share of Common Stock in the offering) on the date of grant and on the assumption that the Common Stock of the Company appreciates at the annual rate shown (compounded annually) from the date of the grant until the expiration of the ten-year option term. Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation are mandated by the rules of the Commission and do not represent the Company's rate of projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company, overall market conditions and the option holders' continued employment with the Company through the vesting period.

(2) The maximum term of each option granted is ten years from the date of grant.

(3) Based on an aggregate of 880,988 options granted to employees, directors and consultants of the Company in fiscal 1997, including the Named Executive Officers set forth in the "Summary Compensation Table" under "-- Executive Compensation."

(4) The exercise price of each option was equal to the fair market value per share of Common Stock on the date of grant as determined by the Board of Directors.

(5) The first 33 1/3% of these options become exercisable on January 9, 1999 and the remaining 66 2/3% of the options have or will vest in equal bi-annual installments over a two-year period thereafter.

(6) These options vested immediately upon the date of grant.

(7) These options vest in equal monthly installments over a nine-year period, the first installment of which became exercisable on June 1, 1998.

(8) These options will vest in equal monthly installments over a one-year period with the first installment becoming exercisable on June 1, 2007.

(9) These options effectively expired on February 2, 1998.

    The following table sets forth certain information regarding the stock options held at December 31, 1997 by each of the Named Executive Officers. The Company has not granted any stock appreciation rights.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                                              NUMBER OF
                                                                        SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                                         UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                        SHARES                           AT DECEMBER 31, 1997        AT DECEMBER 31, 1997(3)
                                       ACQUIRED           VALUE      ----------------------------  ---------------------------
NAME                                ON EXERCISE(1)     REALIZED(2)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE  UNEXERCISABLE
---------------------------------  -----------------  -------------  -----------  ---------------  -----------  --------------
Malcolm L. Gefter, Ph.D..........             --               --       140,001        487,500      $1,960,006   $  6,902,497
Kevin F. McLaughlin..............          3,125        $  23,333        36,875        142,500        514,791       1,981,499
Marc B. Garnick, M.D.............             --               --       209,813        427,523      3,091,245       4,449,935
Joseph M. Limber.................          2,481           18,525        62,832        257,188        908,941       3,610,666

------------

(1) Other than Messrs. McLaughlin and Limber, none of the other Named Executive Officers exercised any options in 1997.

(2) Based upon fair market value per share of Common Stock on the date of exercise, minus the per share exercise price, multiplied by the number of shares of Common Stock underlying such option.

(3) Based upon an assumed initial public offering price of $15.00 per share, minus the per share exercise price, multiplied by the number of shares of Common Stock underlying the option.

EXECUTIVE OFFICER EMPLOYMENT AGREEMENTS

    The Company's offer of employment to Joseph M. Limber, the Company's President and Chief Operating Officer, in April 1996, provided for an initial annual salary of $200,000. The Company also agreed to reimburse Mr. Limber for brokerage fees (not to exceed 6%) associated with the sale of his home and to pay certain other of his relocation expenses, including the normalization of all associated tax consequences to Mr. Limber. Mr. Limber resigned as President and Chief Operating Officer on April 3, 1998.

    Dr. Marc B. Garnick, the Company's Executive Vice President and Chief Medical Officer, has a one-year employment agreement, with automatic annual renewals unless either party terminates, at a current annual salary of $195,000. Dr. Garnick is entitled to certain bonuses which may aggregate approximately $500,000 upon the achievement of certain clinical and regulatory success milestones with respect to abarelix and abarelix in a depot formulation for the treatment of prostate cancer and other indications. The vesting of certain of Dr. Garnick's stock options will accelerate upon the achievement of a predetermined per share stock price. Under the agreement, the Company has a right of repurchase at fair market value with respect to Dr. Garnick's vested shares if Dr. Garnick is terminated for cause. If Dr. Garnick's employment is terminated (other than due to Company non-renewal of the term), or terminates due to the disability or death of Dr. Garnick, he is entitled to a lump sum payment equal to his then annual base salary plus most recent annual bonus (in the case of disability or death, net of insurance payments), and, except in the case of Dr. Garnick's death, the continuation of medical and insurance benefits for one year. If Dr. Garnick's employment is terminated due to the Company's non-renewal of the term, Dr. Garnick is entitled to receive at least $185,000, plus the continuation of medical and insurance benefits, over a twelve-month period.

INCENTIVE PLANS

    AMENDED AND RESTATED 1995 STOCK PLAN. A total of 4,687,500 shares of Common Stock has been reserved for issuance under the Plan to officers, directors, employees and consultants of the Company and its subsidiaries. As of July 31, 1998, 553,004 shares of Common Stock have been issued upon the exercise of options granted under the Plan, options for 3,316,242 shares of Common Stock were outstanding under the Plan and 818,254 shares of Common Stock remained available for future issuance of options under the Plan. Under the terms of the Plan, "incentive stock options" ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), "nonqualified stock options" or options which do not qualify as ISOs ("NQSOs"), awards of Common Stock, and opportunities to make direct purchases of Common Stock ("Awards") may be granted by the Board to employees (including officers and directors who are employees), directors and consultants of the Company, except that ISOs may be granted only to persons who are employees of the Company at the time the ISOs are granted.

    Initially, each ISO will be exercisable over a period, determined by the Board of Directors in its discretion, not to exceed ten years from the date of grant, as required by the Code. In addition, in the case of an ISO granted to an individual who, at the time such ISO is granted, owns shares of capital stock of the Company representing more than ten percent of the total combined voting power of all classes of stock of the Company, the exercise period for an ISO may not exceed five years from the date of grant. Options may be exercisable during the exercise period at such times, in such amount, in accordance with such terms and conditions, and subject to such restrictions as are set forth in the option agreement evidencing the grant of such options. The Board of Directors or the Compensation Committee generally has the right to accelerate the exercisability of any options granted under the Plan which would otherwise be unexercisable. Upon certain consolidations or mergers, the board of directors of any entity assuming the obligations of the Company may make equitable adjustments to the options, accelerate the exercisability of options or terminate them in exchange for a cash payment.

    The Plan shall expire on January 5, 2005, except with respect to options or Awards outstanding on such date. The Board of Directors may terminate the Plan sooner at any time or amend the Plan at any time, subject to the terms of the Plan.

    EXECUTIVE MANAGEMENT BONUS PLAN. In November 1997, the Board of Directors adopted the Executive Management Bonus Plan (the "Bonus Plan"), which became effective in 1998 and will continue from year to year, unless terminated by the Board of Directors. The Bonus Plan was established as a means for the Company to attract and retain senior level executives. Pursuant to the Bonus Plan, individuals holding senior management positions, including the President and Chief Executive Officer, Chief Financial Officer and Executive Vice President (collectively, the "Participants"), are entitled to annual bonus payments which link performance oriented objectives (defined and approved annually by the Board of Directors) to a variable compensation award which is based upon a percentage of the annual base salary of each Participant (a "Bonus Award"). The Board of Directors has the right to review and recommend other positions for inclusion as Participants in the Bonus Plan.

    Under the terms of the Bonus Plan, each Bonus Award granted to a Participant will be paid as follows: (i) a minimum of 30% of the total value shall be in the form of stock options, which shall have a Bonus Award value equal to the exercise price of each such option multiplied by the number of shares of Common Stock subject to such option; and (ii) the remaining 70% of the total value shall be in the form of cash or stock options, to the extent elected by the Participant. Elections with respect to the form of payment of a Bonus Award shall be made by the Participant each year prior to the time a Bonus Award is granted in respect of such year. Stock options awarded in accordance with the Bonus Plan will be granted under the Plan, will be intended to be ISOs to the extent possible and will fully vest immediately upon grant. The grant of Bonus Awards under the Bonus Plan shall be in the sole discretion of the Board of Directors. The Board of Directors may terminate the Bonus Plan at any time or amend the Bonus Plan in any manner, at any time, without the consent of any Participant.

    EMPLOYEE STOCK PURCHASE PLAN. In August 1998, the Board of Directors adopted the Stock Purchase Plan which commences on January 4, 1999 (the "Commencement Date") and, unless earlier terminated, terminates on December 29, 2000 (the "Termination Date"). The Stock Purchase Plan provides that 15,000 shares of Common Stock are available for purchase under the Stock Purchase Plan during a six-month period commencing on the Commencement Date. An additional 15,000 shares of Common Stock (as well as any shares not purchased from a prior six-month period) will be made available in each subsequent six-month period until the Termination Date. The Stock Purchase Plan generally provides that those employees of the Company or an affiliate thereof (i) who have completed six months of service with the Company or an affiliate thereof, (ii) whose customary employment is at least twenty hours per week and five months in any calendar year and (iii) who are not five percent or more stockholders of the Company or an affiliate thereof, are eligible to participate.

    Pursuant to the Stock Purchase Plan, each eligible employee is permitted to purchase shares of Common Stock through regular payroll deductions in an amount equal to 1% to 10% of the employee's compensation (as elected by the employee) for each payroll period. At the end of each semiannual cycle, the Company will issue shares of Common Stock on behalf of participating employees, using the amounts so deducted, at a purchase price equal to the lesser of: (i) 85% of the fair market value of Common Stock on the date the semiannual cycle begins or
(ii) 85% of the fair market value of the Common Stock on the date the semiannual cycle ends. Under the Stock Purchase Plan, the fair market value of the shares of Common Stock which may be purchased by any employee during any calendar year may not exceed $25,000.

    The Board of Directors may from time to time amend or terminate the Stock Purchase Plan, provided that (i) no such amendment or termination may affect shares purchased under the Stock Purchase Plan or the right of a participant to acquire shares during the current semiannual cycle without the consent of such participant, and (ii) to the extent required by Rule 16b-3 of the Exchange Act, or any other law, regulation or stock exchange rule, no such amendment shall be effective without the approval of the Company's stockholders. The Stock Purchase Plan provides that amendments which increase the aggregate number of shares of Common Stock which may be issued thereunder or which expand the class of persons entitled to participate thereunder as of the effective date of the Stock Purchase Plan must generally be approved by stockholders within twelve months after their adoption.

                              CERTAIN TRANSACTIONS

PRIVATE PLACEMENTS OF SECURITIES

    In April 1996, the Company sold an aggregate of 3,952,546 shares of Series C Convertible Preferred Stock, par value $0.01 per share, of the Company ("Series C Preferred Stock") at $5.06 per share in a private placement transaction.

    The purchasers of the Series C Preferred Stock included the following investors known to own beneficially more than five percent of the outstanding Common Stock (see "Principal Stockholders"):

NAME OF STOCKHOLDER                                               NUMBER OF SHARES PURCHASED
---------------------------------------------------------------  -----------------------------
Zesiger Capital Group LLC(1)...................................               769,377
Vulcan Ventures, Inc. .........................................               731,225
Chase Venture Capital Associates, L.P. ........................               620,552
J.H. Whitney & Co.(2)..........................................               324,110
Greylock Limited Partnership...................................               296,441
Sutter Hill Ventures(3)........................................               219,014

------------
(1) Consists of 769,377 shares purchased by persons or entities who hold accounts managed by Zesiger Capital Group LLC, an investment adviser.
(2) Consists of 64,821 shares purchased by J.H. Whitney & Co. and 259,289 shares purchased by Whitney 1990 Equity Fund.
(3) Consists of 143,607 shares purchased by Sutter Hill Ventures, 23,723 shares purchased by G. Leonard Baker, Jr., a director of the Company and a managing director of the general partner of Sutter Hill Ventures, and 51,684 shares purchased by other managing directors of the general partner of Sutter Hill Ventures and their related family entities.

    In May 1997, the Company sold in a private placement transaction an aggregate of 808,886 shares of Common Stock and the Sylamerica Warrant to Sylamerica, a holder of greater than five percent of the outstanding Common Stock, for an aggregate purchase price of $10.0 million. See "Principal Stockholders."

    In June 1997, the Company sold an aggregate of 1,347,707 shares of Series D Convertible Preferred Stock, par value $0.01 per share, of the Company ("Series D Preferred Stock") to Quantum Industrial Partners LDC, a holder of greater than five percent of the outstanding Common Stock, for a purchase price of $10.0 million at $7.42 per share in a private placement transaction. See "Principal Stockholders."

    In April 1998, the Company sold an aggregate of 3,376,785 shares of Series E Convertible Preferred Stock, par value $0.01 per share, of the Company ("Series E Preferred Stock") at $11.20 per share in a private placement transaction.

    The purchasers of the Series E Preferred Stock included the following investors known to own beneficially more than five percent of the outstanding Common Stock (see "Principal Stockholders"):

NAME OF STOCKHOLDER                                               NUMBER OF SHARES PURCHASED
---------------------------------------------------------------  -----------------------------
Chase Venture Capital Associates, L.P..........................              2,678,572
Sutter Hill Ventures(1)........................................                 43,400
J.H. Whitney & Co.(2)..........................................                267,858
Greylock Limited Partnership...................................                 44,643
Zesiger Capital Group LLC(3)...................................                133,927

------------
(1) Consists of 28,455 shares purchased by Sutter Hill Ventures, 3,585 shares purchased by G. Leonard Baker, Jr., a director of the Company and a managing director of the general partner of Sutter Hill Ventures, and 11,360 shares purchased by other managing directors of the general partner of Sutter Hill Ventures and their related family entities.
(2) Consists of 142,856 shares purchased by J.H. Whitney & Co. and 125,002 shares purchased by Whitney 1990 Equity Fund.
(3) Consists of 133,927 shares purchased by persons or entities who hold accounts managed by Zesiger Capital Group LLC, an investment adviser.

TRANSACTIONS AND RELATIONSHIPS WITH DIRECTORS AND EXECUTIVE OFFICERS

    In May 1996, July 1996, January 1997 and November 1997, the Company granted Malcolm L. Gefter, the Company's Chairman of the Board, Chief Executive Officer and President, options to purchase 281,250, 281,250, 56,250 and 8,751 shares of Common Stock, respectively, at exercise prices of $0.53 per share, $0.53 per share, $3.20 per share and $8.00 per share, respectively.

    In September 1996, January 1997 and November 1997, the Company granted Kevin
F. McLaughlin, the Company's Chief Financial Officer, Senior Vice President, Secretary and Treasurer, options to purchase 150,000, 30,000 and 2,500 shares of Common Stock, respectively, at exercise prices of $0.53 per share, $3.20 per share and $8.00 per share, respectively.

    In January 1995, July 1996, January 1997 and May 1997, the Company granted Marc B. Garnick, the Company's Executive Vice President and Chief Medical Officer, options to purchase 234,210, 56,250, 46,875 and 270,001 and 30,000 shares of Common Stock, respectively, at exercise prices of $0.26 per share, $0.53 per share, $3.20 per share and $7.42 per share, respectively.

    In May 1996, July 1996 and January 1997, the Company granted Joseph M. Limber, the Company's President and Chief Operating Officer at those times, options to purchase 206,250, 75,000 and 41,250 shares of Common Stock, respectively, at exercise prices of $0.53 per share, $0.53 per share and $3.20 per share, respectively.

    In January 1997, the Company granted to David B. Sharrock, a Director of the Company, options to purchase 11,250 shares of Common Stock, at an exercise price of $3.20 per share.

    The Certificate of Incorporation and By-laws provide that the Company will indemnify each of its directors and officers to the fullest extent permitted by the Delaware General Corporation Law. See "Description of Capital Stock -- Limitation of Liability and Indemnification" and "-- Registration Rights." See also "Management -- Executive Officer Employment Agreements."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of July 31, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby by (i) each person who is known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Company's Named Executive Officers and (iv) all current directors and executive officers as a group. Except as otherwise noted below, the address of each person listed below is c/o the Company, One Hampshire Street, Cambridge, Massachusetts 02139.

                                                                                             PERCENTAGE OF
                                                                                           OUTSTANDING SHARES
                                                                                                 (1)(2)
                                                                   NUMBER OF SHARES     ------------------------
                                                                   OF COMMON STOCK        BEFORE        AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                            BENEFICIALLY OWNED(1)    OFFERING     OFFERING
--------------------------------------------------------------  ----------------------  -----------  -----------
Chase Venture Capital Associates, L.P.........................          3,670,878             23.3%        19.1%
  c/o Chase Capital Partners
  380 Madison Avenue, 12th Floor
  New York, NY 10017

J.H. Whitney & Co.(3).........................................          1,707,225             10.8%         8.9%
  177 Broad Street
  Stamford, CT 06901

Quantum Industrial Partners LDC...............................          1,347,707              8.6%         7.0%
  888 Seventh Avenue
  New York, NY 10106

Sutter Hill Ventures(4).......................................            985,174              6.3%         5.1%
  755 Page Mill Road
  Suite A-200
  Palo Alto, CA 94304

Zesiger Capital Group LLC(5)..................................            903,304              5.7%         4.7%
  320 Park Avenue
  New York, NY 10022

Greylock Limited Partnership..................................            898,713              5.7%         4.7%
  One Federal Street, 26th Floor
  Boston, MA 02110

Vulcan Ventures, Inc..........................................            820,512              5.2%         4.3%
  110-110th Avenue Northeast
  Suite 550
  Bellevue, WA 98004

Sylamerica, Inc...............................................            808,886              5.1%         4.2%
  660 White Plains Road
  Suite 400
  Tarrytown, NY 10591

Malcolm L. Gefter, Ph.D.(6)...................................            620,938              3.9%         3.2%

Kevin F. McLaughlin(7)........................................             62,500                *            *

Marc B. Garnick, M.D.(8)......................................            246,085              1.6%         1.3%

Joseph M. Limber..............................................             72,186                *            *

                                                                                             PERCENTAGE OF
                                                                                           OUTSTANDING SHARES
                                                                                                 (1)(2)
                                                                   NUMBER OF SHARES     ------------------------
                                                                   OF COMMON STOCK        BEFORE        AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                            BENEFICIALLY OWNED(1)    OFFERING     OFFERING
--------------------------------------------------------------  ----------------------  -----------  -----------
G. Leonard Baker, Jr.(9)......................................            985,174              6.3%         5.1%
  c/o Sutter Hill Ventures
  755 Page Mill Road
  Suite A-200
  Palo Alto, CA 94304

William J. Laverack, Jr.(10)..................................          1,707,225             10.8%         8.9%
  c/o J.H. Whitney & Co.
  177 Broad Street
  Stamford, CT 06901

Henry F. McCance(11)..........................................            898,713              5.7%         4.7%
  c/o Greylock Limited Partnership
  One Federal Street
  Boston, MA 02110

David B. Sharrock(12).........................................             32,500                *            *
  8171 Bay Colony Drive, #303
  Naples, FL 33963

Damion E. Wicker, M.D.(13)....................................          3,670,878             23.3%        19.1%
  c/o Chase Capital Partners
  380 Madison Avenue, 12th Floor
  New York, NY 10017

Albert L. Zesiger(14).........................................            903,304              5.7%         4.7%
  c/o Zesiger Capital Group LLC
  320 Park Avenue
  New York, NY 10022

All current directors and executive officers
  as a group (9 persons) (15).................................          9,127,317             57.1%        46.8%

------------
*   Represents beneficial ownership of less than one percent of the Common
    Stock.
(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares of Common Stock beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of July 31, 1998 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table.
(2) Percentage of beneficial ownership is based on 15,749,309 shares of Common Stock outstanding as of July 31, 1998 and 19,249,309 shares of Common Stock outstanding after completion of this offering.
(3) Consists of 430,727 shares of Common Stock held by J.H. Whitney & Co. and 1,276,498 shares of Common Stock held by Whitney 1990 Equity Fund, L.P., an affiliated entity of J.H. Whitney & Co.
(4) Consists of 645,940 shares of Common Stock held by Sutter Hill Ventures, over which G. Leonard Baker, Jr., a director of the Company and a managing director of the general partner of Sutter Hill Ventures, shares voting and investment power with four other managing directors of the general partner of Sutter Hill Ventures; 105,571 shares of Common Stock held by Mr. Baker and his related family entities; and 233,663 shares of Common Stock held by the other four managing directors and their related family entities.
(5) Consists of 903,304 shares of Common Stock held in accounts managed for certain parties by Zesiger Capital Group LLC, a registered investment advisor under the Investment Advisors Act of 1940, as amended. Zesiger Capital Group LLC disclaims beneficial ownership of all such shares.
(6) Includes 182,188 shares of Common Stock issuable upon exercise of options exercisable within 60 days of July 31, 1998.
(7) Includes 37,500 shares of Common Stock issuable upon exercise of options exercisable within 60 days of July 31, 1998.
(8) Includes 16,758 shares of Common Stock issuable upon exercise of options exercisable within 60 days of July 31, 1998.

(9) Consists of 645,940 shares of Common Stock held by Sutter Hill Ventures, over which Mr. Baker, a director of the Company and a managing director of the general partner of Sutter Hill Ventures, shares voting and investment power with four other managing directors of the general partner of Sutter Hill Ventures; 105,571 shares of Common Stock held by Mr. Baker and his related family entities; and 233,663 shares of Common Stock held by the other four managing directors and their related family entities. Mr. Baker disclaims beneficial ownership of the shares of Common Stock held by Sutter Hill Ventures and the other persons or entities, except to the extent of his proportionate partnership interest therein.
(10) Consists of 430,727 shares of Common Stock held by J.H. Whitney & Co. and 1,276,498 shares of Common Stock held by Whitney 1990 Equity Fund. Mr. Laverack is a general partner of each entity and has voting and investment power with respect to such shares. Mr. Laverack disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest therein.
(11) Consists of 898,713 shares of Common Stock held by Greylock Limited Partnership, a private venture capital firm of which Mr. McCance is a Managing Partner. Mr. McCance disclaims beneficial ownership of such shares, except as to his proportionate partnership interest therein.
(12) Includes 625 shares of Common Stock issuable upon exercise of options exercisable within 60 days of July 31, 1998.
(13) Consists of 3,670,878 shares of Common Stock held by Chase Venture Capital Associates, L.P., a private equity and mezzanine capital group of which Dr. Wicker is a general partner. Dr. Wicker disclaims beneficial ownership of the shares held by Chase Capital Partners, except to the extent of his pecuniary interest in such shares.
(14) Consists of 873,640 shares of Common Stock held in accounts managed for certain parties by Zesiger Capital Group LLC, an investment advisor, for which Albert L. Zesiger is a Principal. Mr. Zesiger, in his capacity as Managing Director, has voting and investment power with respect to such shares but disclaims beneficial ownership with respect thereto.
(15) Includes 237,071 shares of Common Stock issuable upon exercise of options exercisable within 60 days of July 31, 1998.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of the capital stock of the Company and certain provisions of the Amended and Restated Certificate of Incorporation to be effective immediately after the closing of this offering (the "Certificate of Incorporation") and Amended and Restated By-laws to be effective immediately after the closing of this offering (the "By-Laws") is a summary and is qualified in its entirety by the provisions of the Certificate of Incorporation and By-laws, which have been filed as exhibits to the Company's Registration Statement of which this Prospectus is a part.

    Upon the completion of this offering, the authorized capital stock of the Company will consist of 75,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock, par value $0.01 per share. As of July 31, 1998, the Common Stock was held by 103 stockholders of record.

COMMON STOCK

    Upon completion of this offering, there will be 19,249,309 shares of Common Stock outstanding (plus up to 3,406,242 shares that may be issued upon exercise of outstanding options, 55,955 shares that may be issued upon exercise of the Comdisco Warrants and 202,223 shares that may be issued upon exercise of the Sylamerica Warrant). Holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock do not have cumulative voting rights, and therefore the holders of a majority of the shares of Common Stock voting for the election of directors may elect all of the Company's directors. Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of a liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, and subject to the rights of the holders of outstanding shares of Preferred Stock, if any, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders. The Common Stock has no preemptive, redemption, conversion or subscription rights. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued pursuant to this offering will be, fully paid and non-assessable. The issuance of Common Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company.

PREFERRED STOCK

    Upon the closing of this offering, all outstanding shares of Preferred Stock will be converted into Common Stock. The Board of Directors will have the authority, subject to any limitations prescribed by Delaware law, without further action by the stockholders of the Company, to issue up to 5,000,000 shares of Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, of the shares of each such class or series. The Board of Directors is authorized to issue Preferred Stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. Although the Company has no current plans to issue such shares, the issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company.

WARRANTS

    In connection with a Master Lease Agreement dated March 29, 1995, as amended, between the Company and Comdisco, Inc. ("Comdisco"), the Company issued to Comdisco the Comdisco Warrants, which are currently exercisable for 55,955 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series A Preferred Stock") at an exercise price of $2.69 per share. The Comdisco Warrants are subject to adjustment in accordance with the terms thereof and expire on March 29, 2005. Upon the closing of this offering, the Comdisco Warrants shall convert to warrants to purchase Common Stock at an exercise price of $2.69 per share.

    Pursuant to the Stock and Warrant Purchase Agreement, the Company issued to Sylamerica the Sylamerica Warrant, which is currently exercisable for 202,223 shares of Common Stock at an exercise price of $25.76 per share. The Sylamerica Warrant is subject to adjustment in accordance with the terms thereof and expires on May 13, 2002.

REGISTRATION RIGHTS

    Pursuant to the Stockholders Agreement and the Stock and Warrant Purchase Agreement, the holders of 15,139,544 shares of Common Stock (assuming the conversion of all outstanding shares of Preferred Stock) (the "Piggyback Holders") are entitled to certain rights with respect to the registration of their shares of Common Stock ("Registrable Securities") under the Securities Act. Under the terms of the Stockholders Agreement and the Stock and Warrant Purchase Agreement, if the Company proposes to register any of its securities under the Securities Act, subject to certain conditions, the Piggyback Holders are entitled to notice of such registration and to include Registrable Securities therein; provided, however that the Company has the right to cut back or completely exclude shares proposed to be registered in an underwritten public offering to the extent the managing underwriter so advises due to market conditions.

    If at any time, but only on three occasions, holders of at least 66 2/3% of the then outstanding Registrable Securities issued upon conversion of the Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (the "Requesting Holders") request that the Company file a registration statement, the Company will use its best efforts to cause such shares requested and all other shares held by holders of Registrable Securities under the Stockholders Agreement (such holders, together with the Requesting Holders are referred to here as the "Demand Holders") requested to be included in the registration statement to be registered; provided that the aggregate offering price of the securities to be sold thereunder exceeds certain minimum amounts and subject to certain other customary restrictions and limitations, including cutback and deferral provisions. In addition, if at any time after the first anniversary of the consummation of this offering, but only on one occasion, holders of at least a majority of the then outstanding Registrable Securities issued upon conversion of the Series E Preferred Stock (the "Requesting Series E Holders") request that the Company file a registration statement, the Company will use its best efforts to cause such shares requested and all other shares held by Demand Holders requested to be included in the registration statement to be registered; provided that the aggregate offering price of the securities to be sold thereunder exceeds certain minimum amounts and subject to certain other customary restrictions and limitations, including cutback and deferral provisions. The Holders of 10% of the then outstanding Registrable Securities which are subject to registration rights under the Stockholders Agreement may require the Company, on not more than one occasion per each twelve month period and only on three occasions, to register all or a portion of their Registrable Securities on a Registration Statement on Form S-3 when such form becomes available to the Company and may participate in such registration by the Company, subject to certain conditions and limitations. Further, the Requesting Series E Holders may require the Company, but only on one occasion, to register all or a portion of their Registrable Securities on a Registration Statement on Form S-3 when such form becomes available to the Company and may participate in such registration by the Company, subject to certain conditions and limitations.

    The exercise of any of the foregoing registration rights may hinder efforts by the Company to arrange future financing of the Company and may have an adverse effect on the market price of the Common Stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CHARTER AND BY-LAWS AND OF DELAWARE
  LAW

  CERTIFICATE OF INCORPORATION AND BY-LAWS

    The Certificate of Incorporation and the By-laws, together with certain provisions of Delaware law, contain certain provisions that could discourage potential takeover attempts and make more difficult the acquisition of a substantial block of the Common Stock.

    The Certificate of Incorporation authorizes the directors to issue, without stockholder approval, shares of Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, of the shares of each such class or series. Although the Company has no current plans to issue such shares, the issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company. The Certificate of Incorporation provides that stockholders may act only at meetings of stockholders and not by written consent in lieu of a stockholders' meeting. The Certificate of Incorporation further provides that stockholders are unable to call a special meeting of the Company's stockholders, and the By-laws provide that special meetings of the Company's stockholders may be called only by the Chairman of the Board (if there be one), the President, any Vice President (if there be one), the Secretary or any Assistant Secretary (if there be one) and must be called by any such officer at the written request of a majority of the directors. The By-laws also provide that at a special meeting of the Company's stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto). These provisions may discourage another person or entity from making a tender offer for the Common Stock because such person or entity, even if it acquired a majority of the outstanding stock of the Company, could only take action at a duly called stockholders' meeting with respect to the business specified in the notice of meeting and not by written consent. The By-laws also provide that nominations for directors may not be made by stockholders at any annual or special meeting thereof unless the stockholder intending to make a nomination notifies the Company of its intentions a specified number of days in advance of the meeting and furnishes to the Company certain information regarding itself and the intended nominee. The By-laws also require a stockholder to provide to the Secretary of the Company advance notice of business to be brought by such stockholder before any annual or special meeting of stockholders as well as certain information regarding such stockholder and others known to support such proposal and any material interest they may have in the proposed business. These provisions could delay stockholder actions that are favored by the holders of a majority of the outstanding stock of the Company until the next stockholders' meeting.

  DELAWARE ANTI-TAKEOVER STATUTE

    The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

    In general, Section 203 defines "business combination" to include (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person who, together with affiliates or associates, owns (or within the prior three years did own) 15% or more of the outstanding voting stock of the corporation.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    The Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or to any stockholder for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereto is not permitted under the Delaware General Corporation Law as it exists or may hereafter be amended. The Delaware General Corporation Law, as currently in effect, permits charter provisions eliminating the liability of directors for breach of fiduciary duty, except that such charter provisions may not eliminate or limit the liability of directors for (i) any breach of the director's duty of loyalty to a corporation or its stockholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any payment of a dividend or approval of a stock purchase or other transaction that is illegal under Section 174 of the Delaware General Corporation Law or (iv) any transaction from which the director derived an improper personal benefit. A principal effect of this provision of the Certificate of Incorporation is to limit or eliminate the potential liability of the Company's directors for monetary damages arising from any breach of their duty of care, unless the breach involves one of the four exceptions described in clauses (i) through (iv) of the immediately preceding sentence.

    The Certificate of Incorporation and the By-laws further provide for the indemnification of the Company's directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The By-laws also permit the Company to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Company against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power or obligations to indemnify such person against such liability under the By-laws.

    There is no pending litigation or proceeding involving any director, officer, employee or agent of the Company in which indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon the closing of this offering, the Company will have 19,249,309 shares of Common Stock outstanding (assuming no exercise of the warrants or options outstanding as of July 31, 1998). Of these shares, the 3,500,000 shares of Common Stock sold in this offering (plus an additional 525,000 shares which will be outstanding if the Underwriters' over-allotment option is exercised in full) will be freely tradeable in the United States without restriction under the Securities Act, unless purchased or held by "affiliates" (as that term is defined in Rule 144) of the Company. The remaining 15,749,309 shares of Common Stock outstanding held by officers, directors, employees, consultants and the remaining stockholders are "restricted securities" within the meaning of Rule 144 (the "Restricted Shares").

    Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the Restricted Shares in the public market, or the availability of such shares for
sale, could adversely affect the market price of the Common Stock. [    ] of the
Restricted Shares will be available for sale upon the effective date of the Registration Statement of which this Prospectus is a part (the "Effective Date").

    In general, under Rule 144, as currently in effect, beginning 90 days after the Effective Date, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then
outstanding (which will equal approximately [    ]shares immediately after this
offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    In general, under Rule 701, beginning 90 days after the Effective Date, certain shares issued upon exercise of options granted by the Company prior to the date of this Prospectus will also be available for sale in the public market. Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. In both cases, a holder of Rule 701 shares is required to wait until 90 days after the Effective Date before selling such shares.

    Holders of [   ]% of the outstanding capital stock (including holders of
options exercisable within 180 days of the Effective Date) have entered into contractual "lock-up" agreements generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the shares of Common Stock or any securities exercisable for or convertible into Common Stock owned by them for a period of 180 days from the date appearing on this Prospectus related to this offering without the prior written consent of BT Alex. Brown Incorporated. BT Alex. Brown Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

    As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be saleable until such agreements expire or are waived by BT Alex. Brown Incorporated. Beginning 180 days from the date appearing on the final prospectus relating to the offering, approximately
[      ] additional

Restricted Shares will become eligible for sale subject to the provisions of Rule 144 or Rule 701 upon the expiration of the lock-up agreements not to sell such shares. In addition, beginning 180 days from the date appearing on the
final prospectus relating to this offering, an additional [      ] shares
subject to vested options will be available for sale subject to compliance with Rule 701 upon the expiration of lock-up agreements not to sell such shares. BT Alex. Brown Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

    The Company intends to file one or more registration statements on Form S-8
with respect to [      ] shares of Common Stock issuable under the Plans. The
registration statements are expected to be filed approximately 180 days after the date of this Prospectus and will become effective immediately upon filing. Shares covered by any such registration statement will be eligible for sale in the public market upon the effectiveness of such registration statement, subject to the limitations of Rule 144 that are applicable to affiliates. See "Management -- Incentive Plans."

    As of July 31, 1998, the holders of approximately 15,139,544 shares are entitled to certain registration rights with respect to such shares. If a large number of such shares were registered and sold in the public market, such sales could have an adverse effect on the market price for the Common Stock. If the Company were required to include in a Company-initiated registration the shares held by such holders pursuant to the exercise of their registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital. See "Description of Capital Stock -- Registration Rights."

    Prior to this offering there has been no public market for the Common Stock and no prediction can be made as to the effect, if any, that market sales or the availability for sale of such shares will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial numbers of shares of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through sales of its equity securities. See "Risk Factors -- No Prior Public Market for Common Stock" and "-- Volatility of Common Stock Price."

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated and NationsBanc Montgomery Securities LLC, have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                                                                        NUMBER
                                                                                                          OF
                                            UNDERWRITER                                                 SHARES
---------------------------------------------------------------------------------------------------  -------------
BT Alex. Brown Incorporated........................................................................
NationsBanc Montgomery Securities LLC..............................................................
                                                                                                     -------------
      Total........................................................................................      3,500,000
                                                                                                     -------------
                                                                                                     -------------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

    The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the pubic at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

    The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 525,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 3,500,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,500,000 shares are being offered.

    The Company has agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act.

    The Company and certain stockholders of the Company, holding in the
aggregate [      ] shares of Common Stock and warrants to purchase [      ]
shares of Common Stock, have agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of any of shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. See "Shares Eligible for Future Sale."

    In connection with the offering, the Underwriters and certain other persons participating in this offering may purchase and sell the Common Stock in the open market in accordance with Regulation M under the Exchange Act. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, and, as a result, such price may be higher than the price that might otherwise prevail in the open market. The Underwriters and such other persons are not required to engage in these activities, and may end any of these activities at any time. These transactions may be effected on the Nasdaq National Market in the over-the-counter market or otherwise.

    The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock has been determined by negotiations among the Company and the Representatives of the Underwriters. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies that the Company and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts. Certain legal matters relating to the offering will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

    The financial statements of the Company at December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The statements in this Prospectus relating to patents under the captions "Risk Factors -- Uncertainty Associated with Patents and Proprietary Technology" and "Business -- Patents and Proprietary Rights" and other references herein concerning patents have been examined by and passed upon for the Company by Lahive & Cockfield, LLP, and are included in reliance upon such examination and upon the authority of such counsel as experts on patents.

                      PRAECIS PHARMACEUTICALS INCORPORATED

                         INDEX TO FINANCIAL STATEMENTS

                                    CONTENTS

Report of Independent Auditors.........................................................        F-2

Balance Sheets at December 31, 1996, and 1997 and unaudited June 30, 1998..............        F-3

Statements of Operations for the years ended December 31, 1995, 1996 and 1997 and the
  unaudited six months ended June 30, 1997 and 1998....................................        F-4

Statements of Stockholders' Equity for the years ended December 31, 1995, 1996 and 1997
  and the unaudited six months ended June 30, 1998.....................................        F-5

Statements of Cash Flows for the years ended December 31, 1995, 1996 and 1997 and the
  unaudited six months ended June 30, 1997 and 1998....................................        F-6

Notes to Financial Statements..........................................................        F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
PRAECIS PHARMACEUTICALS INCORPORATED

    We have audited the accompanying balance sheets of PRAECIS PHARMACEUTICALS INCORPORATED as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PRAECIS PHARMACEUTICALS INCORPORATED at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Boston, Massachusetts
February 4, 1998, except for the first paragraph of Note 6
  as to which the date is August 7, 1998

                      PRAECIS PHARMACEUTICALS INCORPORATED

                                 BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                    DECEMBER 31,
                                                                                --------------------    JUNE 30,
                                                                                  1996       1997         1998
                                                                                ---------  ---------  ------------
                                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents...................................................  $  10,260  $  40,190   $   82,150
  Short-term investments......................................................      4,960         --           --
  Accounts receivable.........................................................        334      2,547        3,907
  Prepaid expenses and other assets...........................................        313        198          570
                                                                                ---------  ---------  ------------
Total current assets..........................................................     15,867     42,935       86,627

Property and equipment, net...................................................      2,346      3,354        3,253
                                                                                ---------  ---------  ------------
Total assets..................................................................  $  18,213  $  46,289   $   89,880
                                                                                ---------  ---------  ------------
                                                                                ---------  ---------  ------------
Liabilities and stockholders' equity
Current liabilities:
  Accounts payable............................................................  $     167  $   1,419   $    1,786
  Accrued expenses............................................................      1,483      4,763        6,453
  Deferred revenues...........................................................        671      1,531          453
  Current portion of capital lease obligations................................        414        420          358
                                                                                ---------  ---------  ------------
Total current liabilities.....................................................      2,735      8,133        9,050

Capital lease obligations, net of current portion.............................        717        249          105

Commitments

Stockholders' equity:
  Preferred Stock--Unallocated, $0.01 par value, 312,700 shares authorized; no shares issued or outstanding
  Series A Convertible Preferred Stock, $0.01 par value; 1,061,166 shares authorized; 1,041,166 shares issued and outstanding ($10,500 aggregate
    liquidation preference)...................................................         10         10           10
  Series B Convertible Preferred Stock, $0.01 par value; 63,700 shares authorized, issued and outstanding ($642 aggregate liquidation
    preference)...............................................................          1          1            1
  Series C Convertible Preferred Stock, $0.01 par value; 1,052,632 shares authorized, issued and outstanding ($20,000 aggregate liquidation
    preference)...............................................................         11         11           11
  Series D Convertible Preferred Stock, $0.01 par value; 359,324 shares authorized, issued and outstanding in 1997 and 1998 ($10,000 aggregate
    liquidation preference)...................................................         --          4            4
  Series E Convertible Preferred Stock, $0.01 par value; 900,478 shares
    authorized, issued and outstanding in 1998................................         --         --            9
  Common Stock, $0.01 par value; 60,000,000 shares authorized; 1,670,701 shares in 1996, 2,532,379 shares in 1997 and 2,924,441 shares in 1998
    issued and outstanding....................................................         17         25           29
  Additional paid-in capital..................................................     30,943     50,873       88,622
  Accumulated deficit.........................................................    (16,221)   (13,017)      (7,961)
                                                                                ---------  ---------  ------------
Total stockholders' equity....................................................     14,761     37,907       80,725
                                                                                ---------  ---------  ------------
Total liabilities and stockholders' equity....................................  $  18,213  $  46,289   $   89,880
                                                                                ---------  ---------  ------------
                                                                                ---------  ---------  ------------

SEE ACCOMPANYING NOTES.

                      PRAECIS PHARMACEUTICALS INCORPORATED

                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        SIX MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,             JUNE 30,
                                    --------------------------------  ---------------------
                                      1995       1996        1997       1997        1998
                                    ---------  ---------  ----------  ---------  ----------
                                                                           (UNAUDITED)
Revenues:
  Strategic alliances.............  $      --  $      --  $   18,118  $   4,750  $   19,373
  Contract services...............         --        876       2,615      1,279       1,675
                                    ---------  ---------  ----------  ---------  ----------
                                           --        876      20,733      6,029      21,048
Costs and expenses:
  Research and development........      3,687      7,947      15,013      6,265      15,854
  General and administrative......      1,609      2,120       3,780      1,516       1,415
                                    ---------  ---------  ----------  ---------  ----------
                                        5,296     10,067      18,793      7,781      17,269
                                    ---------  ---------  ----------  ---------  ----------
Operating income (loss)...........     (5,296)    (9,191)      1,940     (1,752)      3,779

Interest income...................        283        738       1,466        524       1,453
Interest expense..................        (86)      (111)       (102)       (67)        (26)
                                    ---------  ---------  ----------  ---------  ----------
Income (loss) before income
  taxes...........................     (5,099)    (8,564)      3,304     (1,295)      5,206

Provision for income taxes........         --         --         100         --         150
                                    ---------  ---------  ----------  ---------  ----------
Net income (loss).................  $  (5,099) $  (8,564) $    3,204  $  (1,295) $    5,056
                                    ---------  ---------  ----------  ---------  ----------
                                    ---------  ---------  ----------  ---------  ----------
Net income (loss) per share:
  Basic...........................  $   (3.19) $   (5.25) $     1.44  $   (0.68) $     1.80
  Diluted.........................      (3.19)     (5.25)       0.23      (0.68)       0.31
Weighted average number of common
  shares:
  Basic...........................      1,599      1,631       2,220      1,914       2,806
  Diluted.........................      1,599      1,631      13,999      1,914      16,070

SEE ACCOMPANYING NOTES.

                      PRAECIS PHARMACEUTICALS INCORPORATED
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                        PREFERRED STOCK
                               --------------------------------------------------------------------------------------------------
                                   SERIES A           SERIES B          SERIES C              SERIES D              SERIES E
                               -----------------   --------------   -----------------   ---------------------   -----------------
                                SHARES    AMOUNT   SHARES  AMOUNT    SHARES    AMOUNT    SHARES      AMOUNT      SHARES    AMOUNT
                               ---------  ------   ------  ------   ---------  ------   ---------   ---------   ---------  ------
Balance at December 31,
  1994........................ 1,041,166   $10     63,700    $1
Common Stock issued upon
  exercise of stock options...
Common Stock issued as
  compensation................
Net loss......................
                               ---------  ------   ------  ------   ---------  ------   ---------      ---      ---------  ------
Balance at December 31,
  1995........................ 1,041,166    10     63,700     1
Issuance of Series C
  Convertible Preferred
  Stock.......................                                      1,052,632   $11
Common Stock issued upon
  exercise of stock options...
Common Stock issued as
  compensation................
Retirement of Treasury
  Stock.......................
Net loss......................
                               ---------  ------   ------  ------   ---------  ------   ---------      ---      ---------  ------
Balance at December 31,
  1996........................ 1,041,166    10     63,700     1     1,052,632    11

Issuance of Common Stock......
Issuance of warrants to
  purchase Common Stock.......
Common Stock issued upon
  exercise of stock options...
Repurchase of Treasury
  Stock.......................
Retirement of Treasury
  Stock.......................
Issuance of Series D
  Convertible Preferred
  Stock.......................                                                            359,324      $ 4
Net income....................
                               ---------  ------   ------  ------   ---------  ------   ---------      ---      ---------  ------
Balance at December 31,
  1997........................ 1,041,166    10     63,700     1     1,052,632    11       359,324        4
Issuance of Series E
  Convertible Preferred Stock
  (unaudited).................                                                                                    900,478   $ 9
Common Stock issued upon
  exercise of stock options
  (unaudited).................
Net income (unaudited)........
                               ---------  ------   ------  ------   ---------  ------   ---------      ---      ---------  ------
Balance at June 30, 1998
  (unaudited)................. 1,041,166   $10     63,700    $1     1,052,632   $11       359,324      $ 4        900,478   $ 9
                               ---------  ------   ------  ------   ---------  ------   ---------      ---      ---------  ------
                               ---------  ------   ------  ------   ---------  ------   ---------      ---      ---------  ------


                                 COMMON STOCK
                                ---------------
                                  SHARES  AMOUNT
                                --------------
Balance at December 31,
  1994........................   1,739,415 $17
Common Stock issued upon
  exercise of stock options...      41,250  1
Common Stock issued as
  compensation................      11,160
Net loss......................

                                --------------
Balance at December 31,
  1995........................   1,791,825 18
Issuance of Series C
  Convertible Preferred
  Stock.......................
Common Stock issued upon
  exercise of stock options...      52,516  1
Common Stock issued as
  compensation................       1,860
Retirement of Treasury
  Stock.......................    (175,500) (2 )
Net loss......................

                                --------------
Balance at December 31,
  1996........................   1,670,701 17
Issuance of Common Stock......     808,886  8
Issuance of warrants to
  purchase Common Stock.......
Common Stock issued upon
  exercise of stock options...      61,541
Repurchase of Treasury
  Stock.......................
Retirement of Treasury
  Stock.......................      (8,749)
Issuance of Series D
  Convertible Preferred
  Stock.......................
Net income....................

                                --------------
Balance at December 31,
  1997........................   2,532,379 25
Issuance of Series E
  Convertible Preferred Stock
  (unaudited).................
Common Stock issued upon
  exercise of stock options
  (unaudited).................     392,062  4
Net income (unaudited)........

                                --------------
Balance at June 30, 1998
  (unaudited).................   2,924,441 $29

                                --------------
                                --------------


                                 TREASURY STOCK    ADDITIONAL                     TOTAL
                                ----------------    PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                 SHARES   AMOUNT    CAPITAL       DEFICIT        EQUITY
                                --------  ------   ----------   -----------   -------------
Balance at December 31,
  1994........................   175,500   $(5)     $11,106       $(2,558)       $8,571
Common Stock issued upon
  exercise of stock options...                           10                          11
Common Stock issued as
  compensation................                            3                           3
Net loss......................                                     (5,099)       (5,099)
                                            --
                                --------           ----------   -----------   -------------
Balance at December 31,
  1995........................   175,500    (5)      11,119        (7,657)        3,486
Issuance of Series C
  Convertible Preferred
  Stock.......................                       19,814                      19,825
Common Stock issued upon
  exercise of stock options...                           13                          14
Common Stock issued as
  compensation................
Retirement of Treasury
  Stock.......................  (175,500)    5           (3)
Net loss......................                                     (8,564)       (8,564)
                                            --
                                --------           ----------   -----------   -------------
Balance at December 31,
  1996........................        --    --       30,943       (16,221)       14,761
Issuance of Common Stock......                        9,456                       9,464
Issuance of warrants to
  purchase Common Stock.......                          500                         500
Common Stock issued upon
  exercise of stock options...                           19                          19
Repurchase of Treasury
  Stock.......................     8,749    (2)                                      (2)
Retirement of Treasury
  Stock.......................    (8,749)    2           (2)
Issuance of Series D
  Convertible Preferred
  Stock.......................                        9,957                       9,961
Net income....................                                      3,204         3,204
                                            --
                                --------           ----------   -----------   -------------
Balance at December 31,
  1997........................        --    --       50,873       (13,017)       37,907
Issuance of Series E
  Convertible Preferred Stock
  (unaudited).................                       37,622                      37,631
Common Stock issued upon
  exercise of stock options
  (unaudited).................                          127                         131
Net income (unaudited)........                                      5,056         5,056
                                            --
                                --------           ----------   -----------   -------------
Balance at June 30, 1998
  (unaudited).................        --    --      $88,622       $(7,961)       $80,725
                                            --
                                            --
                                --------           ----------   -----------   -------------
                                --------           ----------   -----------   -------------

SEE ACCOMPANYING NOTES.

                      PRAECIS PHARMACEUTICALS INCORPORATED

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                             SIX MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,            JUNE 30,
                                                          -------------------------------  --------------------
                                                            1995       1996       1997       1997       1998
                                                          ---------  ---------  ---------  ---------  ---------
                                                                                               (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).......................................  $  (5,099) $  (8,564) $   3,204  $  (1,295) $   5,056
Adjustments to reconcile net income (loss) to cash
  provided by (used in) operating activities:
  Depreciation and amortization.........................        487        597        754        349        534
  Stock issued for compensation.........................          3         --         --         --         --
  Changes in operating assets and liabilities:
    Prepaid expenses and other assets...................        (59)      (242)       115       (176)      (372)
    Accounts receivable.................................         --       (334)    (2,213)        14     (1,360)
    Accounts payable....................................       (149)      (126)     1,252        532        367
    Accrued expenses....................................        112      1,167      3,280        661      1,690
    Deferred revenues...................................         --        671        860       (639)    (1,078)
                                                          ---------  ---------  ---------  ---------  ---------
Net cash provided by (used in) operating activities.....     (4,705)    (6,831)     7,252       (554)     4,837

INVESTING ACTIVITIES
Purchase of property and equipment......................        (87)       (71)    (1,819)      (465)      (433)
Purchase of short-term investments......................         --     (4,960)        --         --
Sale of short-term investments..........................         --         --      4,960      4,960         --
                                                          ---------  ---------  ---------  ---------  ---------
Net cash provided by (used in) investing activities.....        (87)    (5,031)     3,141      4,495       (433)

FINANCING ACTIVITIES
Proceeds from sale of Convertible Preferred Stock.......         --     19,825      9,961      9,963     37,631
Principal repayments of capital lease obligations.......       (228)      (312)      (405)      (202)      (206)
Proceeds from the issuance of Common Stock, options and
  warrants..............................................         11         14      9,983      9,975        131
Proceeds from lease financing...........................      1,075         --         --         --         --
Repurchase of treasury stock............................         --         --         (2)        (2)        --
                                                          ---------  ---------  ---------  ---------  ---------
Net cash provided by financing activities...............        858     19,527     19,537     19,734     37,556
                                                          ---------  ---------  ---------  ---------  ---------
Increase (decrease) in cash and cash equivalents........     (3,934)     7,665     29,930     23,675     41,960
Cash and cash equivalents at beginning of period........      6,529      2,595     10,260     10,260     40,190
                                                          ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of period..............  $   2,595  $  10,260  $  40,190  $  33,935  $  82,150
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------
Noncash investing and financing activities:
  Equipment acquired under capital leases...............  $   1,384  $     288         --         --         --
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------

SEE ACCOMPANYING NOTES.

                      PRAECIS PHARMACEUTICALS INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS

                 December 31, 1997 and unaudited June 30, 1998

1. BASIS OF PRESENTATION

THE COMPANY

    PRAECIS PHARMACEUTICALS INCORPORATED (the "Company") was incorporated under the name Pharmaceutical Peptides, Inc. in July 1993 under the laws of the State of Delaware. The Company is a biopharmaceutical company engaged in the development of peptide-based therapeutics for the treatment of human diseases.

    Prior to 1997, the Company had presented its financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 7, ACCOUNTING AND REPORTING BY DEVELOPMENT-STAGE ENTERPRISES. In 1997, the Company began to derive significant revenues from its principal operations, and therefore no longer considers itself to be in the development stage.

USE OF ESTIMATES

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

UNAUDITED INTERIM FINANCIAL STATEMENTS

    The balance sheet as of June 30, 1998 and the statements of operations, stockholders' equity and cash flows for the six months ended June 30, 1997 and 1998 are unaudited and in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the Company's financial position, results of operations and its cash flows. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the entire year.

2. SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    Cash equivalents consist principally of money market funds with original maturities of three months or less at the date of purchase. Short-term investments consist of high-grade corporate bonds maturing within one year from the date of purchase. Short-term investments at December 31, 1996 are classified as available-for-sale. The estimated fair market value is equal to the cost of the securities and, due to the nature of these securities, there were no unrealized gains or losses at the balance sheet date.

CONCENTRATIONS OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents and accounts receivable. The Company places its cash equivalents with high credit quality financial institutions and, by policy, limits the credit exposure to any one financial instrument; accounts receivable are limited to amounts due from collaborators.

                      PRAECIS PHARMACEUTICALS INCORPORATED

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PROPERTY AND EQUIPMENT

    Equipment is recorded at cost, and includes capitalized leases which are stated at the present value of future minimum lease obligations at the date of inception of the lease. Depreciation is recorded over the shorter of the estimated useful life of the asset or the term of the lease (four years) using the straight-line method. Leasehold improvements are stated at cost and are amortized over the remaining life of the building lease (ten years).

REVENUE RECOGNITION

    The Company recognizes revenue as follows:

    STRATEGIC ALLIANCES: Revenues are earned based upon research expenses incurred and milestones achieved. Amounts received in advance of expenses to be incurred are recorded as deferred revenue until the related expenses are incurred. Milestone payments are recognized as revenue in the period in which the parties agree that the milestone has been achieved.

    CONTRACT SERVICES: Revenues are earned as services are performed or the related expenses are incurred. Amounts received in advance of services to be performed are recorded as deferred revenue until the related services are performed.

INCOME TAXES

    The Company provides for income taxes under SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Under this method, deferred taxes are recognized using the liability method, whereby tax rates are applied to cumulative temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes based on when and how they are expected to affect the tax return.

TECHNOLOGY, LICENSES AND PATENTS

    Costs associated with acquired technology, licenses and patents are expensed as incurred.

STOCK-BASED COMPENSATION

    The Company has elected to follow Accounting Principles Board Opinion No.
25. ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25) in accounting for its stock-based employee compensation plans, rather than the alternative fair value accounting method provided for under SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, as this alternative requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of options granted under these plans equals the market price of the underlying stock on the date of grant, no compensation expense is required.

ACCOUNTING PRONOUNCEMENTS

    In 1998, the Company adopted SFAS No. 130, REPORTING COMPREHENSIVE INCOME, and SFAS No. 131 DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which did not have any impact on the Company's financial statements.

                      PRAECIS PHARMACEUTICALS INCORPORATED

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
NET INCOME (LOSS) PER SHARE

    Basic net income (loss) per share represents net income (loss) divided by the weighted average shares of common stock outstanding during the period. Diluted net income per share includes the effect of all dilutive, potentially issuable common shares using the treasury stock method. The difference between basic and diluted shares used in the computation of net income per share is as follows:

                                                          YEAR ENDED        SIX MONTHS ENDED
                                                       DECEMBER 31, 1997     JUNE 30, 1998
                                                      -------------------  ------------------
                                                                  (IN THOUSANDS)
Weighted average number of common shares used in
  basic net income per share........................           2,220                2,806
Effect of dilutive securities:
  Convertible Preferred Stock.......................           8,852               10,587
  Stock options.....................................           2,881                2,631
  Warrants..........................................              46                   46
                                                             -------              -------
Weighted average number of common shares used in
  diluted net income per share......................          13,999               16,070
                                                             -------              -------
                                                             -------              -------

    Warrants to purchase 202,223 shares of Common Stock at $25.76 per share were outstanding at December 31, 1997 and June 30, 1998 but were not included in the computation of diluted net income per share because the exercise price was greater than the assumed market price for shares of Common Stock and, therefore, the effect would be antidilutive.

PRO FORMA NET INCOME (LOSS) PER SHARE (UNAUDITED)

    Pro forma net income (loss) per share is computed using the historical basic and diluted weighted average number of outstanding shares of Common Stock assuming conversion of the outstanding shares of Series A, B, C, D and E Convertible Preferred Stock into a total of 12,819,243 shares of Common Stock (as of their respective original dates of issuance), which will occur upon the closing of the initial public offering as contemplated herein (See Note 6).

    The pro forma net income (loss) per share calculations are as follows:

                                                   YEAR ENDED     SIX MONTHS ENDED JUNE 30,
                                                  DECEMBER 31,   ----------------------------
                                                      1997           1997           1998
                                                 --------------  -------------  -------------
Basic..........................................   $       0.29   $       (0.13) $        0.38
                                                 --------------  -------------  -------------
                                                 --------------  -------------  -------------
Diluted........................................   $       0.23   $       (0.13) $        0.31
                                                 --------------  -------------  -------------
                                                 --------------  -------------  -------------
Weighted average number of Common
  Shares--basic................................     11,072,178      10,165,683     13,393,085
                                                 --------------  -------------  -------------
                                                 --------------  -------------  -------------
Weighted average number of Common
  Shares--diluted..............................     13,998,897      10,165,683     16,070,167
                                                 --------------  -------------  -------------
                                                 --------------  -------------  -------------

                      PRAECIS PHARMACEUTICALS INCORPORATED

3. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1996       1997
                                                                           ---------  ---------
                                                                              (IN THOUSANDS)
Laboratory and office equipment..........................................  $   1,849  $   3,137
Leasehold improvements...................................................      1,667      2,071
                                                                           ---------  ---------
                                                                               3,516      5,208
Less accumulated depreciation and amortization...........................      1,170      1,854
                                                                           ---------  ---------
                                                                           $   2,346  $   3,354
                                                                           ---------  ---------
                                                                           ---------  ---------

4. LEASES

    The Company has capitalized leased equipment totaling approximately $1.7 million and $1.6 million and related accumulated amortization of approximately $0.8 million and $1.1 million at December 31, 1996 and 1997, respectively.

    The Company leases its laboratory and office space under an operating lease agreement with a fixed term of ten years. In addition to the minimum lease commitment, the lease requires payment of the Company's pro rata share of property taxes and building operating expenses. The lease also contains certain rent inducements, which are being amortized over the term of the agreement using the straight-line method.

    At December 31, 1997, future minimum commitments under leases with noncancelable terms of more than one year are as follows:

                                                                            CAPITAL     OPERATING
YEAR                                                                        LEASES       LEASES
------------------------------------------------------------------------  -----------  -----------
                                                                               (IN THOUSANDS)
1998....................................................................   $     464    $     322
1999....................................................................         200          330
2000....................................................................          61          347
2001....................................................................          --          347
2002....................................................................          --          347
Thereafter..............................................................          --          593
                                                                          -----------  -----------
Total...................................................................         725    $   2,286
                                                                                       -----------
                                                                                       -----------
Less amount representing interest.......................................         (56)
                                                                          -----------
Present value of minimum lease payments.................................         669
Less current portion of capital lease obligation........................        (420)
                                                                          -----------
                                                                           $     249
                                                                          -----------
                                                                          -----------

    Total rent expense amounted to approximately $0.3 million in each of 1995, 1996 and 1997. Interest paid under all financing and leasing arrangements during each of the periods presented approximated interest expense. In March 1998, the Company entered into an equipment leasing arrangement which allows for borrowings of up to $1.5 million through 2002 and bears interest at an effective annual rate of 12.9%.

                      PRAECIS PHARMACEUTICALS INCORPORATED

5. ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1996       1997
                                                                           ---------  ---------
                                                                              (IN THOUSANDS)
Clinical trial costs.....................................................  $     285  $   2,760
Professional fees........................................................        275        745
Compensation and relocation..............................................        477        355
Deferred rent............................................................        205        196
Other....................................................................        241        707
                                                                           ---------  ---------
                                                                           $   1,483  $   4,763
                                                                           ---------  ---------
                                                                           ---------  ---------

6. STOCKHOLDERS' EQUITY

STOCK SPLIT

    On August 7, 1998, the Company's Board of Directors authorized a five-for-four stock split of the Common Stock which, subject to stockholder approval, will be effected in the form of a stock dividend prior to the effectiveness of the registration statement for the Company's initial public offering. All common share and per share data in the accompanying financial statements have been retroactively adjusted to reflect the stock split.

CONVERTIBLE PREFERRED STOCK

    Each share of Series A, C, D, and E Convertible Preferred Stock is convertible at the option of the stockholder. The shares of Series A, B, C, D and E Convertible Preferred Stock shall, by action of the Board of Directors, subject to the initial public offering price per share of Common Stock being at least $13.44, be automatically converted into a total of 12,819,243 shares of Common Stock upon the closing of the initial public offering as contemplated herein.

    Each Series A, C, D, and E Convertible Preferred stockholder is entitled to vote on all matters and is entitled to that number of votes equal to the number of shares of Common Stock into which such Preferred Stock can be converted. Series B Convertible Preferred Stockholders have no voting rights, except as otherwise provided by law. In the event of a liquidation, the Convertible Preferred stockholders would be entitled to receive an amount equal to the price per share originally paid to the Company for those shares, plus all declared, but unpaid, dividends, if any. After payments of certain amounts to holders of Common Stock, the holders of Preferred Stock are entitled to participate with the holders of Common Stock in any dividend paid or set aside for payment based on the number of shares of Common Stock into which the Preferred Stock is then convertible.

WARRANTS

    In connection with its lease financing arrangement, the Company issued warrants to purchase 14,925 shares of Series A Convertible Preferred Stock at $10.085 per share, which, pursuant to the terms thereof will convert into warrants to purchase 55,955 shares of Common Stock at $2.69 per share upon the completion of the initial public offering contemplated herein. These warrants expire on March 29, 2005 or two years from the date of an initial public offering, whichever is later.

                      PRAECIS PHARMACEUTICALS INCORPORATED

6. STOCKHOLDERS' EQUITY (CONTINUED)
    In May 1997, Sylamerica Inc. (a wholly owned subsidiary of Synthelabo) purchased 808,886 shares of Common Stock and a warrant to purchase 202,223 shares of Common Stock, for an aggregate purchase price of $10.0 million. The warrant has a five-year term and is exercisable at a price of $25.76 per share. The Company has allocated $0.5 million to the value of the warrant.

STOCK OPTION PLAN

    The Amended and Restated 1995 Stock Plan (the "Plan") allows for the granting of incentive and nonqualified options and awards to purchase shares of Common Stock. At December 31, 1997, the Plan provided for the issuance of up to 3,750,000 shares of Common Stock. On January 8, 1998, the Board of Directors increased the number of shares issuable under the Plan to 4,687,500. Incentive options granted to employees generally vest at 20% on the first anniversary of the date of employment, with the remaining shares vesting ratably over four years following such anniversary date. However, options to purchase 300,001 shares of Common Stock for $7.42 per share vest ratably over ten years or immediately upon the attainment of a targeted price per share of Common Stock, whichever occurs first. Nonqualified options granted to consultants and other nonemployees generally vest over the period of service to the Company.

    Information regarding options under the Plan is summarized below:

                                                                                     WEIGHTED-
                                                                                      AVERAGE
                                                                        NUMBER OF    EXERCISE
                                                                         SHARES        PRICE
                                                                       -----------  -----------
                                                                            (IN THOUSANDS)
Granted..............................................................       1,552    $    0.27
Canceled.............................................................        (392)        0.27
Exercised............................................................         (41)        0.27
                                                                       -----------
Outstanding at December 31, 1995.....................................       1,119         0.27

Granted..............................................................       1,698         0.64
Canceled.............................................................        (180)        0.37
Exercised............................................................         (52)        0.27
                                                                       -----------
Outstanding at December 31, 1996.....................................       2,585         0.50

Granted..............................................................         881         5.54
Canceled.............................................................         (85)        0.98
Exercised............................................................         (62)        0.30
                                                                       -----------
Outstanding at December 31, 1997.....................................       3,319    $    1.83
                                                                       -----------
                                                                       -----------
Exercisable at December 31, 1997.....................................       1,025    $    0.48
                                                                       -----------
                                                                       -----------
Available for grant at December 31, 1997.............................         276
                                                                       -----------
                                                                       -----------

    At December 31, 1997, the Company has reserved 13,295,322 shares of Common Stock for the exercise of stock options and warrants and the conversion of preferred shares.

                      PRAECIS PHARMACEUTICALS INCORPORATED

6. STOCKHOLDERS' EQUITY (CONTINUED)
    The following table presents weighted average price and life information about significant option groups outstanding at December 31, 1997:

                                                                       WEIGHTED-
                                                                        AVERAGE
                                                                       REMAINING
                                                        OPTIONS       CONTRACTUAL      OPTIONS
EXERCISE PRICE                                        OUTSTANDING    LIFE (YEARS)    EXERCISABLE
----------------------------------------------------  ------------  ---------------  -----------
$0.27-$3.20.........................................    2,840,358            8.2       1,013,638
 7.42-9.52..........................................      478,315            9.6          11,251

    Pursuant to the requirements of SFAS No. 123, the following are the pro forma net income (loss) for each year as if the compensation cost for the stock option plans had been determined based on the fair value at the grant date for grants for each year:

                                                              1995                      1996                      1997
                                                    ------------------------  ------------------------  ------------------------
                                                                  SFAS NO.                  SFAS NO.                  SFAS NO.
                                                        AS         123 PRO        AS         123 PRO        AS         123 PRO
                                                     REPORTED       FORMA      REPORTED       FORMA      REPORTED       FORMA
                                                    -----------  -----------  -----------  -----------  -----------  -----------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss).................................   $  (5,099)   $  (5,277)   $  (8,564)   $  (8,703)   $   3,204    $   2,322
                                                    -----------  -----------  -----------  -----------  -----------  -----------
                                                    -----------  -----------  -----------  -----------  -----------  -----------
Diluted net income (loss) per common share........   $   (3.19)   $   (3.30)   $   (5.25)   $   (5.33)   $    0.23    $    0.17
                                                    -----------  -----------  -----------  -----------  -----------  -----------
                                                    -----------  -----------  -----------  -----------  -----------  -----------

    The fair value of the stock options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 6%, the volatility factor of the expected market price of the Company's Common Stock of 60%, and a weighted-average expected life of the options of five years. The Company has never declared dividends on any of its capital stock and does not expect to do so in the foreseeable future.

    The effects on pro forma net income (loss) of expensing the fair value of stock options are not necessarily representative of the effects on reported results of operations for future years as the periods presented include only one, two, and three years, respectively, of option grants under the Company's plans.

7. INCOME TAXES

    In 1995 and 1996, the Company incurred net losses. Due to the degree of uncertainty related to the use of the net operating loss carryforwards and other tax benefits, based largely on the timing of milestone achievements, the Company fully reserved such tax benefits. In 1997, the Company utilized approximately $1.1 million of such loss carryforwards to offset taxable income.

    At December 31, 1997, the Company has tax net operating loss carryforwards of approximately $11.1 million and research and development tax credit carryforwards of approximately $1.0 million, which expire at various times through the year 2011. The use of the above carryforwards may be subject to annual limitations under Section 382 of the Internal Revenue Code based on ownership changes of the Company's stock.

                      PRAECIS PHARMACEUTICALS INCORPORATED

7. INCOME TAXES (CONTINUED)
    Significant components of the Company's deferred tax assets are as follows:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1996       1997
                                                                           ---------  ---------
                                                                              (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards.......................................  $   5,793  $   4,524
  Research and development tax credit carryforwards......................        605        978
  Other..................................................................        588        559
                                                                           ---------  ---------
Total deferred tax assets................................................      6,986      6,061

Valuation allowance......................................................     (6,986)    (6,061)
                                                                           ---------  ---------
Net deferred tax asset...................................................  $      --  $      --
                                                                           ---------  ---------
                                                                           ---------  ---------

    The valuation allowance decreased by approximately $0.9 million during 1997 due primarily to the increase in research and development tax credits and utilization of net operating loss carryforwards in 1997.

    A reconciliation of the Company's effective tax rate is as follows:

                                                                                YEAR ENDED DECEMBER 31,
                                                                         -------------------------------------
                                                                            1995         1996         1997
                                                                            -----        -----        -----
Federal statutory rate.................................................         (34)%        (34 )%         34%
Valuation allowance....................................................          34           34           --
Utilization of net operating losses....................................          --           --          (31 )
                                                                                 --           --           --
Effective tax rate.....................................................          --%          --%           3%
                                                                                 --           --           --
                                                                                 --           --           --

8. STRATEGIC ALLIANCES

SYNTHELABO AGREEMENT

    In May 1997, the Company entered into a license agreement with Synthelabo for the development and commercialization of the Company's abarelix products. Synthelabo received marketing rights in Europe, Latin America, the Middle East and certain countries in Africa in exchange for (a) a one time, non-refundable $4.7 million payment to the Company upon initiation; (b) 30 million French Francs (approximately US $5 million) funding over three years to be applied toward future research and development costs; (c) funding of certain additional research and development expenses; (d) payments of up to $59.9 million upon achievement of specific milestones; (e) specified percentages of product sales, if any, representing product cost payment; and (f) a royalty percentage of Synthelabo net sales, if any, which the Company will remit to Indiana University Foundation ("IUF") under terms of that licensing agreement (see Note 10 below). The Company retained worldwide manufacturing rights. The Company recognized $14.7 million and $0.8 million in revenues under the Synthelabo agreement in 1997 and for the six months ended June 30, 1998, respectively.

                      PRAECIS PHARMACEUTICALS INCORPORATED

8. STRATEGIC ALLIANCES (CONTINUED)
ROCHE AGREEMENT

    In August 1997, the Company entered into an agreement with Roche Products Inc. ("Roche") in return for a non-refundable $2.0 million fee and reimbursement of certain development costs. The agreement provided Roche with the option to enter into a definitive collaboration agreement with the Company. In 1997, the Company recognized $3.3 million in revenues under the option agreement.

    In June 1998, Roche exercised this option and entered into a definitive agreement with the Company for the development and commercialization of the Company's abarelix products. Roche received marketing rights in the United States, Canada and the Pacific Rim in exchange for (a) a one time, non-refundable $14.0 million payment to the Company upon initiation, (b) generally equal funding of additional research and development expenses, net of Synthelabo reimbursements; (c) payments of up to $69.0 million upon achievement of specific milestones; (d) specified percentages of product sales, if any, representing product cost payment; and (e) a royalty percentage of Roche net sales, if any, which will be remitted by Roche directly to IUF. The Company retained worldwide manufacturing rights. Prior to initiation of product sales, Roche may terminate the agreement upon 180 days notice to the Company. The Company recognized $18.6 million of revenues under the agreement for the six months ended June 30, 1998.

9. CONTRACT SERVICES

    In August 1996, the Company entered into a service agreement with Boehringer Ingelheim International GmBH ("BI") for the screening of certain compounds for $3.0 million of fees as well as reimbursement of certain research personnel, equipment and materials expenses in connection with the screening of those compounds. BI is responsible for all development, marketing and other costs with respect to any compound screened by the Company and developed and commercialized by BI or its licensee. The Company is entitled to receive royalties on net sales of any product containing a BI compound and commercialized by BI or its licensee.

10. COMMITMENTS

INDIANA UNIVERSITY FOUNDATION LICENSE AGREEMENT

    The Company has a license agreement with IUF with respect to rights to abarelix and certain related technology. In exchange for the license, the Company agreed to pay (a) fees of $0.3 million; (b) up to $4.3 million upon achievement of specific milestones; and (c) a royalty percentage of net sales of licensed products, if any. As of June 30, 1998, the Company has made fee payments of $50,000 under the IUF agreement.

UCB SUPPLY AGREEMENT

    In March 1998, the Company entered into an agreement with UCB-Bioproducts S.A. (the "UCB Agreement") for the development and supply of clinical and commercial volumes of pharmaceutical grade peptide. Under the UCB Agreement, the Company is committed to purchase $32.0 million of pharmaceutical grade peptide from February 1999 to February 2000.

                      PRAECIS PHARMACEUTICALS INCORPORATED

10. COMMITMENTS (CONTINUED)
SALSBURY SUPPLY AGREEMENT

    In July 1998, the Company entered into a seven year agreement with Salsbury Chemicals, Inc. for the development and supply of clinical and commercial depot formulation. Under the agreement, the Company will contribute up to $4.9 million toward the construction and outfitting of a dedicated manufacturing facility by Salsbury as to which the Company will retain manufacturing process rights. The Company has committed to purchase $1.4 million of clinical depot formulation through October 1998.

11. SUBSEQUENT EVENTS

    On August 7, 1998, the Board of Directors adopted, subject to consummation of the initial public offering, an Employee Stock Purchase Plan (the "Purchase Plan") and authorized the reservation of a total of 60,000 shares of Common Stock for issuance thereunder. Under the Purchase Plan commencing January 4, 1999, eligible employees may purchase shares of Common Stock at a price per share equal to 85% of the lower of the fair market value per share of the Common Stock at the beginning or the end of each six month period during the two-year term of the Purchase Plan. Participation is limited to the lesser of 10% of the employee's compensation or $25,000 in any calendar year.

    On August 7, 1998, the Board of Directors approved an Amended and Restated Certificate of Incorporation, which, subject to stockholder approval, will become effective immediately after consummation of the initial public offering, and which increases the Company's authorized shares of Common Stock by 15,000,000 shares (for a total of 75,000,000 authorized shares of Common Stock) and provides for a total of 5,000,000 authorized shares of Preferred Stock, par value $0.01 per share. The Preferred Stock will be issuable in one or more classes or series, each of such classes or series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as may be determined by the Board of Directors.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL TO, OR A SOLICITATION OF, ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH AN OFFER OR SOLICITATION IS UNLAWFUL.
                                  ------------

                               TABLE OF CONTENTS

                                                      PAGE
                                                      -----
Additional Information...........................           2
Prospectus Summary...............................           3
Risk Factors.....................................           6
Use of Proceeds..................................          13
Dividend Policy..................................          13
Capitalization...................................          14
Dilution.........................................          15
Selected Financial Data..........................          16
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............          17
Business.........................................          21
Management.......................................          41
Certain Transactions.............................          50
Principal Stockholders...........................          52
Description of Capital Stock.....................          55
Shares Eligible For Future Sale..................          59
Underwriting.....................................          61
Legal Matters....................................          62
Experts..........................................          62
Index to Financial Statements....................         F-1

                                  ------------

    UNTIL             , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                3,500,000 Shares

                                     [LOGO]

                                  Common Stock

                                 -------------

                                   PROSPECTUS

                                 -------------

                                 BT Alex. Brown
                             NationsBanc Montgomery
                                 Securities LLC

                                [        ], 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions (all of which (other than selling commissions) will be borne by the Company). All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee, and The Nasdaq Stock Market listing fee:

Securities and Exchange Commission Registration Fee..............  $  18,998
NASD Filing Fee..................................................      5,750
The Nasdaq Stock Market Listing Fee..............................     95,000
Blue Sky Fees and Expenses.......................................     10,000
Transfer Agent and Registrar's Fees and Expenses.................      3,500
Accounting Fees and Expenses.....................................    125,000
Legal Fees and Expenses..........................................    300,000
Printing, Engraving and Mailing Expenses.........................    110,000
Miscellaneous....................................................     81,752
                                                                   ---------
    Total........................................................  $ 750,000
                                                                   ---------
                                                                   ---------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 102 of the Delaware General Corporation Law, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

    Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    Article NINTH of the Registrant's Amended and Restated Certificate of Incorporation, which shall become effective immediately after the closing of the offering (the "Certificate of Incorporation"), provides for indemnification of directors and officers to the fullest extent authorized or permitted by law as follows:

           "The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives;

       provided however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify or to advance expenses to any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article NINTH shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

           The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article NINTH to directors and officers of the Corporation.

           The rights to indemnification and to the advancement of expenses conferred in this Article NINTH shall not be exclusive of any other right which any person may have or hereafter acquire under this Amended and Restated Certificate of Incorporation, the By-Laws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

           Any repeal or modification of this Article NINTH or Article VIII of the By-Laws of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification."

    Article TENTH of the Registrant's Certificate of Incorporation provides for elimination of directors' personal liability and indemnification as follows:

           "No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereto is not permitted under the DGCL as the same exists or may hereafter be amended. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or modification of this Article TENTH shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification."

    In addition, Article VIII of the Amended and Restated By-Laws of the Registrant, which shall become effective immediately after the closing of this offering, provides for indemnification of officers and directors of the Company and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

    Section 8 of the Underwriting Agreement by and between BT Alex. Brown Incorporated and NationsBanc Montgomery Securities LLC (the "Underwriters") and the Registrant, a copy of which is to be filed herewith (pursuant to an amendment hereof) as Exhibit 1.1, will provide for indemnification by the Registrant of the Underwriters and each person, if any, who controls the Underwriters against certain liabilities, as stated therein, which may include liabilities under the Securities Act. The Underwriting Agreement also will provide that the Underwriters shall similarly indemnify the Company and its directors, officers and controlling persons, to the extent set forth therein.

    William Laverack, Jr., a director of the Company, is indemnified for certain liabilities which may be incurred in his capacity as such pursuant to agreements with J.H. Whitney & Co. and affiliated entities.

    The Registrant's directors and officers will be covered by liability insurance which will indemnify the directors and officers of the Company against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as directors or officers of the Registrant.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Since January 1995, the Registrant has issued the securities set forth below which were not registered under the Securities Act. The share amounts (and purchase and option and warrant exercise prices) set forth below have been adjusted to give effect to the 5 for 4 stock split of the Common Stock to be effected prior to the closing of the offering, and the corresponding adjustments to the conversion price of the Preferred Stock.

    1. From March 1995 until April 1996, the Registrant issued an aggregate of 13,020 shares of Common Stock to seven consultants in consideration of past services rendered to the Registrant.

    2. From March 1995 until January 1997, the Registrant issued to Comdisco, Inc., in consideration of entering into a Master Lease Agreement, warrants to purchase an aggregate of 55,955 shares of Series A Preferred Stock at an exercise price of $2.69 per share.

    3. In April 1996, the Registrant issued an aggregate of 3,952,546 shares of Series C Convertible Preferred Stock, par value $.01 per share, of the Registrant to fifty-one accredited investors at $5.06 per share.

    4. In May 1997, the Registrant issued 808,886 shares of Common Stock and a warrant to purchase 202,223 shares of Common Stock at an exercise price of $25.76 per share for an aggregate purchase price of $10,000,000 to one accredited investor.

    5. In June 1997, the Registrant issued 1,347,707 shares of Series D Convertible Preferred Stock, par value $.01 per share, of the Registrant for an aggregate purchase price of $10,000,000 to one accredited investor.

    6. In April 1998, the Registrant issued 3,376,785 shares of Series E Convertible Preferred Stock, par value $.01 per share, of the Registrant to twenty-three accredited investors at $11.20 per share.

    7. On the dates set forth below the Company issued the number of shares of Common Stock indicated upon exercise of stock options held by certain employees of the Company.

DATE OF ISSUANCE                            NUMBER OF SHARES ISSUED   EXERCISE PRICE PER SHARE
-----------------------------------------  -------------------------  -------------------------
April 15, 1995                                         37,500                 $    0.27
December 4, 1995                                        3,750                      0.27
April 26, 1996                                          7,811                      0.27
September 5, 1996                                       2,343                      0.27
October 15, 1996                                       19,998                      0.27
November 14, 1996                                       2,366                      0.27
December 2, 1996                                       19,998                      0.27
February 11, 1997                                      30,375                      0.27
March 21, 1997                                         17,625                      0.27
August 15, 1997                                         4,935                      0.27
October 26, 1997                                        3,000                      0.53
December 23, 1997                                       2,481                      0.53
December 30, 1997                                       3,125                      0.53
January 7, 1998                                        69,393                      0.53
January 8, 1998                                        33,750                      0.27
January 13, 1998                                       11,250                      0.27

DATE OF ISSUANCE                            NUMBER OF SHARES ISSUED   EXERCISE PRICE PER SHARE
-----------------------------------------  -------------------------  -------------------------
February 3, 1998                                        3,437                      0.53
February 24, 1998                                      18,750                      0.53
February 25, 1998                                       2,250                      0.27
March 4, 1998                                         187,500                      0.27
March 9, 1998                                           5,031                      0.27
March 30, 1998                                          1,250                      0.27
April 17, 1998                                          3,750                      0.27
May 4, 1998                                             3,750                      0.27
June 5, 1998                                           41,827                      0.27
June 12, 1998                                           2,531                      0.27
June 18, 1998                                           7,500                      0.53
June 30, 1998                                              93                      0.27
July 23, 1998                                           5,625                 $    3.20

    No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder, or, in the case of options to purchase Common Stock and in the case of Common Stock purchased pursuant to the Plan or an agreement, Rule 701 of the Securities Act. Additionally, the issuances described in Item 15(3) and 15(6) above were exempt from registration under the Securities Act in reliance upon Regulation D promulgated thereunder. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (A) EXHIBITS:

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------

      *1.1   Form of Underwriting Agreement

      *3.1   Form of Amended and Restated Certificate of Incorporation (to become effective immediately after the closing of the offering)

      *3.2   Form of Amended and Restated By-laws (to become effective immediately after the closing of the offering)

      *4.1   Specimen certificate representing the Common Stock

      *5.1   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

      10.1   Amended and Restated 1995 Stock Plan, as amended

      10.2   Executive Management Bonus Plan

      10.3   Employee Stock Purchase Plan

      10.4   Amended and Restated Stockholders Agreement dated as of April 30, 1998 by and among the Company and certain stockholders of the Company referred to therein, as amended by Amendments No. 1 and No. 2

      10.5   Stock and Warrant Purchase Agreement dated as of May 13, 1997 by and between the Company and Sylamerica,
             Inc.

     +10.6   Agreement effective as of August 21, 1997 by and between Roche Products Inc. and the Company

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
     +10.7   License Agreement dated May 13, 1997 by and between the Company and Synthelabo, as amended by a letter dated July 31, 1997

     +10.8   Collaboration and License Agreement dated as of August 1, 1996 by and between the Company and Boehringer
             Ingelheim International GmbH

     +10.9   License Agreement effective as of October 17, 1996 by and between the Company and Indiana University
             Foundation, as amended as of June 3, 1998

     +10.10  Development and Supply Agreement dated as of March 12, 1998 between UCB-Bioproducts S.A. and the Company

     +10.11  Supply Agreement dated as of March 16, 1998 by and between Cook Imaging Corporation and the Company

     +10.12  Supply Agreement dated as of July 23, 1998 by and between the Company and Salsbury Chemicals, Inc.

      10.13  Lease dated as of April 28, 1994 by and between the Company and The Charles Stark Draper Laboratory,
             Inc.

     *10.14  Lease dated as of [        ], 1998 by and between the Company and BDG Piscataway, LLC

     *10.15  Lease dated as of [        ], 1998 by and between the Company and Boston Properties, Inc.

      10.16  Employment Agreement dated as of April 4, 1994 by and between the Company and Marc B. Garnick, M.D., as amended as of April 1, 1997

     *23.1   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

      23.2   Consent of Ernst & Young LLP

      23.3   Consent of Lahive & Cockfield, LLP

      24.1   Power of Attorney (included on the signature page of this Registration Statement)

      27     Financial Data Schedule

------------

*   To be filed by amendment

+ Confidential treatment requested as to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

    (B) FINANCIAL STATEMENT SCHEDULES:

    All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

        (a) To provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to its Articles of Incorporation, By-laws, by agreement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c) (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts on August 11, 1998.

                                PRAECIS PHARMACEUTICALS INCORPORATED

                                By   /s/ MALCOLM L. GEFTER, PH.D.
                                     -----------------------------------------
                                     Malcolm L. Gefter, Ph.D.
                                     CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE
                                     OFFICER AND PRESIDENT

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Malcolm L. Gefter and Kevin F. McLaughlin and each of them, as such person's true and lawful attorney-in-fact and agent with full power of substitution and revocation for such person and in such person's name, place and stead, in any and all capacities, to execute any and all amendments (including any post-effective amendment) to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 11, 1998.

          SIGNATURE                       TITLE
------------------------------  --------------------------
                                Chairman of the Board,
/s/ MALCOLM L. GEFTER, PH.D.      Chief Executive Officer
------------------------------    and President (PRINCIPAL
Malcolm L. Gefter, Ph.D.          EXECUTIVE OFFICER)

                                Chief Financial Officer,
/s/ KEVIN F. MCLAUGHLIN           Senior Vice President,
------------------------------    Secretary and Treasurer
Kevin F. McLaughlin               (PRINCIPAL FINANCIAL AND
                                  ACCOUNTING OFFICER)

/s/ G. LEONARD BAKER, JR.
------------------------------  Director
G. Leonard Baker, Jr.

/s/ WILLIAM LAVERACK, JR.
------------------------------  Director
William Laverack, Jr.

/s/ HENRY F. MCCANCE
------------------------------  Director
Henry F. McCance

          SIGNATURE                       TITLE
------------------------------  --------------------------
/s/ DAVID B. SHARROCK
------------------------------  Director
David B. Sharrock

/s/ DAMION E. WICKER, M.D.
------------------------------  Director
Damion E. Wicker, M.D.

/s/ ALBERT L. ZESIGER
------------------------------  Director
Albert L. Zesiger